

Grocery Outlet Holding Corp.
2022 Annual Report on Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from   to   **

Commission File Number: 001-38950

Grocery Outlet Holding Corp.
(Exact name of registrant as specified in its charter)

Delaware	**47-1874201**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
5650 Hollis Street, Emeryville, California	**94608**
(Address of principal executive offices)	(Zip Code)

(510) 845-1999
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.001 per share	GO	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐ No ☒

The aggregate market value of the voting and non-voting stock of the registrant as of July 1, 2022, the last business day of the second fiscal quarter (based on a closing price of $43.50 per share), held by non-affiliates was approximately $3.9 billion.

As of February 23, 2023, the registrant had 97,683,722 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Information required in response to Part III of Form 10-K (Items 10, 11, 12, 13, and 14) is hereby incorporated by reference to portions of the registrant's Proxy Statement for the Annual Meeting of Stockholders to be held in 2023. The Proxy Statement will be filed by the registrant with the Securities and Exchange Commission no later than 120 days after the end of the registrant's fiscal year ended December 31, 2022.

GROCERY OUTLET HOLDING CORP.
FORM 10-K

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 10-K ("Form 10-K" or "report") and the documents incorporated by reference herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this report and the documents incorporated by reference herein other than statements of historical fact may constitute forward-looking statements,, including statements regarding our future operating results and financial position, our business strategy and plans, business and market trends, our objectives for future operations, macroeconomic and geopolitical conditions, and the sufficiency of our cash balances, working capital and cash generated from operating, investing, and financing activities for our future liquidity and capital resource needs. Words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "outlook," "plan," "project," "seek," "will," and similar expressions, are intended to identify such forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those expressed or implied by any forward-looking statements we make, including those described under the headings "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report or as described in other subsequent reports we file with the United States ("U.S.") Securities and Exchange Commission (the "SEC"). We encourage you to read this report and our other filings with the SEC carefully. Moreover, we operate in a very competitive and rapidly changing environment and new risks emerge from time to time.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, and our expectations based on third-party information and projections are from sources that management believes to be reputable, we cannot guarantee future results, levels of activities, performance or achievements. These forward-looking statements are made as of the date of this report or as of the date specified herein and we have based these forward-looking statements on our current expectations and projections about future events and trends. Except as required by law, we do not undertake any duty to update any of these forward-looking statements after the date of this report or to conform these statements to actual results or revised expectations.

As used in this report, references to "Grocery Outlet," "the Company," "registrant," "we," "us" and "our," refer to Grocery Outlet Holding Corp. and its consolidated subsidiaries unless otherwise indicated or the context requires otherwise.

Our fiscal year ends on the Saturday closest to December 31st each year. References to fiscal 2022, fiscal 2021, and fiscal 2020 refer to the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021, respectively. Our 2022 and 2021 fiscal years consisted of 52 weeks while our 2020 fiscal year consisted of 53 weeks.

ITEM 1. BUSINESS

Our Company

Grocery Outlet is a high-growth, extreme value retailer of quality, name-brand consumables and fresh products sold through a network of independently operated stores. As of December 31, 2022, we had 441 stores in California, Washington, Oregon, Pennsylvania, Idaho, Nevada, Maryland and New Jersey. Our headquarters is in Emeryville, California.

Each of our stores offers a fun, treasure hunt shopping experience in an easy-to-navigate, small-box format. An ever-changing assortment of "WOW!" deals, complemented by everyday staple products, generates customer excitement and encourages frequent visits from bargain-minded shoppers. Our flexible buying model allows us to offer quality, name-brand opportunistic products at prices generally 40% to 70% below those of conventional retailers. Entrepreneurial independent operators ("IOs") run our stores and create a neighborhood feel through personalized customer service and a localized product offering.

Our differentiated model for buying and selling delivers a "WOW!" shopping experience, which generates customer excitement, inspires loyalty and supports profitable sales growth:

- ***How we buy:*** We source quality, name-brand consumables and fresh products opportunistically through a large, centralized purchasing team that leverages long-standing and actively managed supplier relationships to acquire merchandise at significant discounts. Our speed and efficiency in responding to supplier needs, combined with our specialized supply chain capabilities and flexible merchandising strategy, enhance our access to discounted products and allow us to turn inventory quickly and profitably. Our buyers proactively source on-trend products based on changing consumer preferences, including a wide selection of Natural, Organic, Specialty and Healthy ("NOSH") products. We also source everyday staple products to complement our opportunistic offerings. Each store offers a curated and ever-changing assortment of items, creating a "buy now" sense of urgency that promotes return visits and fosters customer loyalty.

- ***How we sell:*** Our stores are independently operated by entrepreneurial small business owners who have a relentless focus on selecting the best products for their communities, providing personalized customer service and driving improved store performance. Unlike a store manager of a traditional retailer, IOs are independent businesses and are responsible for store operations, including ordering, merchandising and managing inventory, marketing locally and directly hiring, training and employing their store workers. IOs initially contribute capital to establish their business and share store-level gross profits with us. These factors both align our interests and incentivize IOs to grow their business profitably to realize financial upside. This combination of local decision-making supported by our purchasing scale and corporate resources results in a "small business at scale" model that we believe is difficult for competitors to replicate.

Our value proposition has broad appeal with bargain-minded customers across a broad range of income levels, demographics and geographies. We believe that our sustained focus on delivering ever-changing "WOW!" deals within a fun, treasure hunt shopping environment has generated strong customer loyalty and brand affinity. We believe that our broad customer appeal supports significant new store growth opportunities, and we plan to continue to expand our reach to additional customers and geographies across the United States.

Our stores generally have performed well across all economic cycles, as demonstrated by our pattern of positive comparable store sales growth and healthy gross margin rates. Our comparable store sales decreased in fiscal 2021 (for the first time in 18 years) as we lapped heightened demand during the onset of the COVID-19 pandemic in 2020. Our business returned to have positive comparable store sales in fiscal 2022. Our model also is somewhat insulated from store labor-related variability because IOs directly employ their store workers. The result is a highly scalable business with lower corporate fixed costs, providing further protection in the event of an economic downturn and growth opportunities in a strong economy.

Our History

Our founder, Jim Read, pioneered our opportunistic buying model in 1946 and subsequently developed the IO selling approach, which harnesses individual entrepreneurship and local decision-making to better serve our customers. Underlying this differentiated model was a mission that still guides us today: "Touching Lives for the Better." Since 2006, the third generation of Read family leadership, Eric Lindberg, Jr., Chairman of our Board of Directors (and Chief Executive Officer during fiscal 2022), has continued to advance this mission.

Grocery Outlet Holding Corp. was incorporated in Delaware on September 11, 2014. In June 2019, we completed the initial public offering of our common stock. Hellman & Friedman LLC, our former private equity sponsor, distributed the remainder of its holdings in our common stock to its equity holders in May 2020. Our common stock trades on the Nasdaq Global Select Market under the symbol "GO".

Our Growth Strategies

We plan to continue to drive sales growth and profitability by maintaining a steadfast focus on our value proposition and executing on the following strategies:

- *Drive Comparable Sales Growth.* We expect that our compelling value proposition will continue to enable us to attract new customers, drive repeat visits, increase basket sizes for existing customers and, as a result, generate strong comparable store sales growth. We strive to increase comparable sales by (i) delivering more opportunistic deals and expanding our offerings; (ii) supporting our IOs in enhancing the customer experience through inventory planning and other tools; and (iii) increasing customer awareness and engagement by executing on our marketing strategies.

- *Execute on Store Expansion Plans*. We believe the success of our stores across a broad range of geographies, population densities and demographic groups creates a significant opportunity to profitably increase our store count in existing and new local regions and states.

- *Implement Productivity Improvements to Reinvest in Our Value Proposition*. Our seasoned management team has a proven track record of growing our business while maintaining a disciplined cost structure. Over the past several years, we have made significant investments that have laid a solid foundation for future growth. We have implemented and will continue to identify and implement productivity improvements through both operational initiatives and system enhancements. We intend to reinforce our value proposition and drive further growth by reinvesting future productivity improvements into enhanced buying and selling capabilities.

Fiscal 2022

Macroeconomic Conditions. During fiscal 2022, our business was and continues to be impacted by current macroeconomic conditions including supply chain and labor challenges, inflation, and changes in consumer behavior. Our IOs also faced and continue to face staffing challenges and increased labor costs within their businesses.

Like many companies in the grocery and retail sectors, we continue to experience increased product costs, which is being reflected in part in higher retail pricing. These cost increases resulted in part from supply disruptions, increased shipping and transportation costs, increased commodity costs, increased labor costs in the supply chain and other disruptions. We continue to utilize our unique buying model, our strong vendor relationships and our agile approach to inventory management to offer customers a compelling product assortment at a deep competitive value.

Additionally, planned construction and opening of new stores during fiscal 2022 was, and may continue to be, negatively impacted due to both increased lead times to acquire materials, obtain permits and licenses as well as higher construction and development related costs. In fiscal 2022, we opened 27 new stores, which was below our long-term strategic goal of 10% unit growth.

E-Commerce. During fiscal 2021 and 2022, we entered into partnerships with three third-party grocery delivery companies to provide online shopping at most of our stores. We believe this e-commerce channel may allow us to expand our reach to existing and new customers and further leverage our existing retail footprint.

Products and Pricing

Each store offers a curated and ever-changing assortment of products, consisting of on-trend, quality, name-brand consumables and fresh products. Our product offering includes a constant rotation of opportunistic products, complemented by an assortment of competitively priced everyday staples, across grocery, produce, refrigerated and frozen foods, beer and wine, fresh meat and seafood, general merchandise and health and beauty care. We have continued to expand our product assortment to meet customer needs, including a wide selection of Natural, Organic, Specialty and Healthy ("NOSH"), fresh, ethnic and local products.

A typical Grocery Outlet basket is priced approximately 40% lower than conventional grocers and approximately 20% lower than discount retailers. Opportunistically sourced products represent approximately half of our purchasing mix. We refer to our best opportunistic purchases as "WOW!" deals, which generally represent deep discounts of 40% to 70%

relative to conventional retailers. These products encourage repeat shopper visits and typically sell quickly due to their compelling value, short duration and continually changing availability.

Procurement

Our flexible sourcing and supply chain model differentiates us from traditional retailers and allows us to provide customers with quality, name-brand consumables and fresh products at exceptional values. We take advantage of opportunities to acquire merchandise at substantial discounts that regularly arise from order cancellations, manufacturer overruns, packaging changes and approaching "sell-by" dates. As strong stewards of our suppliers' brands, we are a preferred partner of leading consumer packaged goods ("CPGs") with a reputation for making rapid decisions, purchasing in significant volumes and creatively solving their inventory challenges. Our buying strategy is deliberately flexible to allow us to react to constantly changing opportunities and customer preferences.

Our centralized sourcing team, consisting of our purchasing and inventory planning groups, have deep experience and decades-long relationships with leading CPG companies. Our team is highly selective when evaluating opportunities available to us and maintains a disciplined yet solutions-oriented approach. We are always seeking out and developing new supplier relationships to acquire desirable products at discounts that excite our customers. Our inventory planning group collaborates with and supports our buyers to ensure we purchase the appropriate type and quantity of products in order to maintain adequate inventory levels in key product categories.

We believe that we have a leading share of the large and growing excess inventory market. As we grow, we expect to have even greater access to quality merchandise due to our increased scale, broader supplier awareness and expanded geographic presence. While recent macroeconomic conditions have caused CPGs to reduce SKU assortment, we believe that this is temporary and we expect the supply of opportunistic products to expand as incumbent CPGs continue to invest in new products, brands and marketing. Additionally, we believe that changing consumer preferences will continue to support the proliferation of small and innovative CPG brands, and allow us to add new suppliers to our network.

We supplement our opportunistic purchases with competitively priced everyday staples in order to provide a convenient shopping experience. We typically source these staple products (e.g., milk, eggs, sugar) from multiple suppliers to lower our costs and we generally avoid long-term supply commitments to maintain the flexibility to pursue opportunistic buys as they arise.

Supply Chain and Distribution

Over time, we have honed our supply chain operations to support our opportunistic buying approach and to quickly and efficiently deliver products to our stores. We believe our supply chain flexibility enables us to solve suppliers' inventory challenges and, therefore, obtain significant discounts on purchases. After agreeing to purchase product from a supplier, we move quickly to receive, process and distribute the goods. Our systems allow IOs real-time visibility to our inventory, significantly reducing time to shelf. IOs typically order multiple deliveries per week resulting in higher inventory turns, lower shrink and a frequent assortment of new products on shelf.

We also have dedicated teams to handle unique situations in which products need to be reconditioned or relabeled for sale. These items may include products without a UPC label, goods labeled for another geography, or inventory with damaged packaging.

We rely on our distribution and transportation network, including by means of truck, ocean and rail to provide goods to our distribution centers and stores in a timely and cost-effective manner. Deliveries to our stores occur from our distribution centers or directly from our suppliers. We distribute inventory through eight primary distribution centers, three of which we operate and five of which are operated by third parties. We have an in-house transportation fleet as well as strong transportation partner relationships that provide consistent performance and timely deliveries to our stores.

We intend to continue to invest in our distribution and logistics infrastructure in order to support our anticipated store growth over the long term.

Independent Operators

IOs are independent business entities owned by one or more entrepreneurially minded individuals who typically live in the same community as their store with a focus on ordering and merchandising the best products for their communities, providing personalized customer service and driving improved store performance. The vast majority of the IOs operate a single store, with most working as a two-person team to leverage complementary operator skill sets. We encourage the IOs to establish local roots and actively participate in their communities to foster strong personal connections with customers.

We generally share 50% of store-level gross profits with IOs, thereby incentivizing them to grow their business profitably and realize financial upside. The independent operator agreement (the "Operator Agreement") that we sign with each IO gives the IO broad responsibility over store-level decision-making, unlike a store manager of a traditional retailer. This decision-making includes merchandising, selecting a majority of products, managing inventory, marketing locally, directly hiring, training and employing their store workers and supervising store operations to carry out our brand's commitment to superior customer service. As a result, our IO model reduces our fixed costs, corporate overhead and exposure to wage inflation pressures and centralized labor negotiations.

IOs leverage our national purchasing network, sophisticated ordering and information systems and field support in order to operate more efficiently. We facilitate collaboration among IOs to share best practices through company-wide and regional meetings, our IO intranet and other online and informal communications.

The combination of local decision-making supported by our purchasing expertise and corporate resources results in a "small business at scale" model that we believe is difficult for competitors to replicate. Our collaborative relationship with the IOs creates a powerful selling model allowing us to deliver customers exceptional value with a local touch.

As of December 31, 2022, 438 of our 441 stores were operated by IOs. We have entered into an Operator Agreement with each IO, which grants that IO a license to operate a particular Grocery Outlet Bargain Market retail store and to use our trademarks, service marks, trade names, brand names and logos under our brand standards. The Operator Agreement, along with our Best Business Practice Manual, defines our brand standards and sets forth the terms of the license granted to that IO. IOs have discretion to determine the manner and means for accomplishing their duties and implementing our brand standards. The success of this licensing arrangement depends upon mutual commitments by us and the IO to cooperate with each other and engage in practices that protect our brand standards and the reputation of our brand and enhance the sales, business and profit potential of the IO's store. The Operator Agreement provides that either the IO or we may terminate the Operator Agreement for any reason on 75 days' written notice, and that we may terminate the Operator Agreement immediately for cause.

IOs are responsible for operational decision-making for their store, including hiring, training and employing their own workers as well as ordering and merchandising products. The IO orders merchandise solely from us, which we, in turn, deliver to IOs on consignment. As a result, we retain ownership of all merchandise until the point in time that merchandise is sold to a customer. Under the Operator Agreement, IOs are given the right to select a majority of merchandise that is sold in their store. IOs choose merchandise from our order guide according to their knowledge and experience with local customer purchasing trends, preferences, historical sales and other related factors.

IOs are able to uniquely display and merchandise product in order to appeal to their local customer base. IOs also have discretion to adjust pricing in response to local competition or product turns, provided that the overall outcome based on an average basket of items comports with our reputation for selling quality name-brand consumables and fresh products and other merchandise at significant discounts. IOs are expected to engage in local marketing efforts to promote their store and enhance the reputation and goodwill of the Grocery Outlet brand. To protect our brand and reputation, the Operator Agreement requires IOs to adhere to brand standards, including cleanliness, customer service, store appearance, conducting their business in compliance with all laws and observing requirements for storing, handling and selling merchandise.

As consignor of all merchandise, the aggregate sales proceeds belong to us. We, in turn, pay IOs a commission that is generally 50% of the store's gross profit in exchange for the IO's services in staffing and operating the store. Any spoiled, damaged or stolen merchandise, markdowns or price changes impact gross profit and therefore the IO's commission. We generally split these losses equally with IOs. As a result, IOs are exposed to the risk of loss of such merchandise and are incentivized to minimize any such losses.

We lease and build out each Grocery Outlet location. Under the Operator Agreement, we provide IOs with the right to occupy the store premises solely to operate the retail store on the terms set forth in the Operator Agreement. The Operator Agreement specifies the retail store that the IO is entitled to operate, but it does not grant the IO an exclusive territory, restrict us from opening stores nearby, or give the IO preference to relocate to another store as opportunities arise. As the store tenant, we fund the build-out of the store including racking, refrigeration and other equipment (which we maintain ownership of) and pay rent, common area maintenance and other lease charges. IOs must cover their own initial working capital requirements and acquire certain store and safety assets. IOs may fund their initial store investment from their existing capital, a third-party loan or, most commonly, through a loan from us (an "IO Note"). The IOs are required to hire, train and employ a properly trained workforce to enable the IO to fulfill its obligations under the Operator Agreement. IOs are responsible for expenses required for business operations, including all labor costs, utilities, credit card processing fees, supplies, taxes (i.e., withholding, contributions and payroll taxes and income taxes on commissions paid to them), fines, levies and other expenses attributable to their operations.

In a typical year, we receive and filter thousands of leads for prospective new IOs in pursuit of smart and entrepreneurially minded retail leaders to support our continued growth. After a robust screening and interview process, we select the top candidates to enter a rigorous Aspiring Operator in Training ("AOT") program with the goal of potentially becoming an IO. AOTs receive on-the-job training as an employee of an experienced IO that applies to serve as a training store for us, which gives AOTs the chance to experience first-hand what running a Grocery Outlet and managing employees will require. We supplement on-the-job training with classes at our headquarters, when available, and through online tutorials. Upon successful completion of the training program, AOTs submit business plans to apply for new stores as they become available. Those business plans generally include a competitive analysis of the local market, operational strategy, marketing plan and projected financial performance. Based on the strength of that business plan, including an AOT's familiarity with the local market, we ultimately select an IO as new store opportunities open and facilitate the transition.

Our Stores and Expansion Opportunities

As of December 31, 2022, our 441 total stores averaged approximately 14,000 square feet on the sales floor. We lease substantially all of our store locations, with initial lease terms of generally ten years and options to renew for two or three successive five-year periods.

Our stores are convenient, neatly organized, well maintained and easy to navigate with wide aisles and clear signage to guide the customer through our various departments such as produce, beer and wine and fresh meat and seafood. The stores require neither membership fees nor bulk purchases for customers to save money and have a high level of customer service. Upon entering a store, customers are greeted by signage introducing the IOs, a tailored selection of fresh produce and other perishables, followed by a "Power Wall" displaying some of our most compelling offerings.

Stores are assorted and merchandised uniquely by IOs providing a "WOW!" treasure hunt shopping experience. A majority of the assortment in each Grocery Outlet store is selected by IOs based on local preference and shopping history while the remaining assortment is delivered to stores to support marketing circulars and manage "sell-by" dates. We have several customized systems and tools in place, including our ordering system that allows IOs to see our real-time inventory and provides ordering suggestions based on local store characteristics.

We continue to implement operational initiatives to support IOs in enhancing the customer experience. We develop and improve tools that provide IOs with actionable insights on sales, margin and customer behavior, enabling them to further grow their business. We seek to continuously improve our inventory planning tools to help IOs make better local assortment decisions while reducing out-of-stock items and losses related to product markdowns, throwaways and theft ("shrink"). We also regularly deploy updated fixtures, signage and enhanced in-store marketing to further improve the shopping experience, which we believe results in higher customer traffic and average basket sizes.

We believe that new store growth remains our biggest driver of long-term stockholder value. We further believe the success of our stores across a broad range of geographies, population densities and demographic groups creates a significant opportunity to profitably increase our store count. In fiscal 2022 we opened 27 new stores, including 12 in California, seven in Pennsylvania, three in Idaho, three in Maryland, one in Oregon and one in New Jersey. We have a dedicated real estate team that utilizes a rigorous site selection process in order to source new store locations that generate strong overall returns. We deploy a store model that generates robust store-level financial results, strong cash flow and attractive returns. We target new stores of between 15,000 and 20,000 total square feet with an average of 4,000 square feet of non-selling space at an average net cash investment of approximately $2.0 million including store buildout (net of contributions from landlords), inventory (net of payables) and cash pre-opening expenses. As a result of earlier mentioned macroeconomic conditions, including supply chain and labor challenges, we have seen increased construction and development related costs that have impacted our average net cash investment in the near term. Based on our historical performance, we target sales of $5.5 million during the first year with sales increasing 25% to 30% cumulatively until reaching maturity in four to five years. Our underwriting criteria target an average year-four cash-on-cash return of approximately 35% and an average payback on investment within four years. On average, we aim for our stores achieve profitability during the first year of operations.

We intend to continue to expand our reach to additional customers and geographies across the United States. We believe that consumers' search for value will continue to be an important factor in retail. Moreover, we believe that they are increasingly focused on value, driving shopper traffic towards the deep discount channel. In the near term, we plan to grow our store base to capture whitespace in existing markets as well as contiguous regions. The COVID-19 pandemic and the current macroeconomic environment have contributed to significant issues with new store development, including labor and materials shortages as well as longer lead times in lease execution, site permitting and construction. While these challenges impacted our new store growth in 2022 and are expected to impact our new store growth in the first half of 2023, our long-term strategic goal is to expand our store base by approximately 10% annually by penetrating existing and contiguous regions. Over the long term, we believe the market potential exists to establish 4,800 locations nationally.

Marketing

Our ability to consistently deliver "WOW!" deals that generate customer excitement is our strongest marketing tool. We believe our value proposition has broad appeal with bargain-minded consumers. We promote brand awareness and drive customers to shop through centralized marketing initiatives along with local IO marketing efforts. As a result of this approach and local marketing campaigns funded by IOs, our marketing expense as a percent of sales is relatively low.

We focus our centralized marketing efforts to build brand awareness and communicate specific in-store deals to drive customer traffic, primarily through digital ads, emailed "WOW! Alerts," social media, television and radio commercials, print circulars and in-store and outdoor signage. We have increased our utilization of digital advertising, allowing us to more quickly develop, deploy and target marketing communications based on our changing inventories and store- specific deals. In addition to our digital ads, we distribute print circulars to align with major holidays and other key promotional events, such as Thanksgiving. We also market via television, streaming television platforms and radio (terrestrial and digital) to specific markets to build brand awareness and highlight the value we provide. We reinforce these efforts with in-store price and item signage as well as outdoor marketing via billboards and truck wraps. In fiscal 2022, we tested and began piloting a mobile personalization app that we plan to launch to all of our stores during fiscal 2023. The app tracks customer savings and provides new, trending and top selling items as well as curated product recommendations based on user preferences.

IOs develop and fund their local marketing plan to drive customer engagement. IO efforts include community outreach such as partnering with food banks, sponsoring youth athletic programs and offering discounts to veterans. In addition, IOs develop and manage their own social media marketing platforms, posting creative and compelling content.

Competition

We compete for consumer spend with a diverse group of retailers, including mass, discount, conventional grocery, department, drug, convenience, hardware, variety, online and other specialty stores. These businesses compete with us on the basis of price, selection, quality, customer service, convenience, location, store format, shopping experience, or any combination of these or other factors. They may also compete with us for products and locations. We also face internally generated competition when we open new stores in markets we already serve.

The competitive landscape is highly fragmented and localized; however, our customers most often cite Walmart and Safeway as retailers where they also shop for consumables. We see discount retailers of consumable products, which include Costco, WinCo, Target, Trader Joe's, Aldi and Lidl, as competitors given their broad product offerings at low prices relative to conventional grocery stores. We compete with both conventional grocery stores and discounters by offering an ever-changing selection of name-brand products in a fun, treasure hunt shopping environment at a significant discount.

Many competitors and a number of pure online retailers are attempting to attract customers by offering various forms of e-commerce. We have embraced online and digital marketing, including recently piloting a mobile personalization app and rolling out online shopping to our stores through partnerships with online grocery delivery companies.

Beyond competition for consumers, we compete against a fragmented landscape of opportunistic purchasers, including retailers (e.g., Big Lots and 99 Cents Only) and wholesalers to acquire excess merchandise for sale in our stores. Our established relationships with most of our suppliers along with our distribution scale, buying power, financial credibility and responsiveness often makes us the first call for available deals.

Business Technology

Our information systems provide a broad range of business process assistance and real-time data to support our purchasing and planning approach, merchandising team and strategy, multiple distribution center management, store and operational insight and financial reporting. We selected and developed these technologies to provide the flexibility and functionality to support our unique buying and selling model as well as to identify and respond to merchandising and operating trends in our business.

The ongoing modernization, enhancement and maintenance of our information systems have allowed us to support the growth in our business and store base. We have modernized and added several systems that provide us additional functionality and scalability in order to better support operational decision-making, including enhanced point of sale, warehouse management, human resource planning, business intelligence, vendor tracking and lead management, store communications, real estate lease management and financial planning and analysis systems.

We modify, update and replace our systems and infrastructure from time to time, including by adding new hardware, software and applications; maintaining, updating or replacing legacy programs; converting to enhanced systems; integrating new service providers; and adding enhanced new functionality, such as cloud computing technologies. In addition, we have a customized enterprise resource planning system, components of which have been replaced and additional components of which we are currently replacing, including our financial ledger, inventory management platform and product data warehouse system. We also will continue to identify and implement productivity improvements through both operational initiatives and system enhancements, such as category assortment optimization, improved inventory management tools and greater purchasing specialization.

We also have built a series of tools that empower IOs to make intelligent decisions to grow their business from improving product ordering, reducing shrink, and gaining intelligence into their store performance and profitability. We believe these investments have resulted in valuable business insights and operational improvements.

Trademarks and Other Intellectual Property

We own federally registered trademarks related to our brand, including "GROCERY OUTLET BARGAIN MARKET", "WOW!", "NOSH" and "BARGAIN BLISS" In addition, we maintain trademarks for the images of certain logos that we use, including the "GROCERY OUTLET BARGAIN MARKET" logo, the "NOSH" logo and the "WOW!" logo. We are also in the process of pursuing several other trademarks to further identify our services. We have disclaimed the terms "GROCERY OUTLET" and "MARKET" with respect to our "GROCERY OUTLET BARGAIN MARKET" trademarks, among other disclaimed terms with respect to our registered trademarks and trademark applications.

Our trademark registrations have various expiration dates; however, assuming that the trademark registrations are properly renewed, they have a perpetual duration. We also own several domain names, including www.groceryoutlet.com and www.ownagroceryoutlet.com, and registered and unregistered copyrights in our website content. Our Operator Agreement grants the IOs a limited, non-exclusive license to use our trademarks solely in connection with the operation and promotion of their store and not in connection with other activities. To maintain quality of use of our trademarks, we exercise actual control over the IO's use of our trademarks and IOs are not permitted to sublicense our trademarks to others. We attempt to obtain registration of our trademarks as practical and pursue infringement of those marks when appropriate. We rely on trademark and copyright laws, trade-secret protection and confidentiality, license and other agreements with the IOs, suppliers, employees and others to protect our intellectual property.

Regulations

We and the IOs are subject to regulation by various federal agencies, including the Food and Drug Administration (the "FDA"), the Federal Trade Commission (the "FTC"), the U.S. Department of Agriculture (the "USDA") the Consumer Product Safety Commission and the Environmental Protection Agency. We and the IOs are also subject to various federal, state and local laws and regulations, including those governing labor and employment, including minimum wage requirements, advertising, privacy, safety and environmental protection and consumer protection regulations, including those that regulate retailers and/or govern product standards, the importation, transportation, promotion and sale of merchandise, packaging material safety and recycling and the operation of stores and warehouse facilities. In addition, we and the IOs must comply with provisions regulating health and sanitation standards, food labeling, non-food labeling and licensing for the sale of food and alcoholic beverages. We actively monitor changes in these laws. In addition, we and the IOs are subject to environmental laws, including but not limited to hazardous waste laws, regulations related to refrigeration and stormwater, pursuant to which we and/or the IOs could be strictly and jointly and severally liable, regardless of our knowledge or responsibility.

Food and Dietary Supplements—The FDA regulates the safety of certain food and food ingredients, as well as dietary supplements under the federal Food, Drug, and Cosmetic Act (the "FDCA"). Similarly, the USDA's Food Safety Inspection Service ensures that the country's commercial supply of meat, poultry, catfish and certain egg products is safe, wholesome and correctly labeled and packaged.

The Food Safety Modernization Act (the "FSMA") amended the FDCA in 2011 and expanded the FDA's regulatory oversight of all supply chain participants. Most of the FDA's promulgating regulations are now in effect and mandate that risk-based preventive controls be observed by the majority of food producers. This authority applies to all domestic food facilities and, by way of imported food supplier verification requirements, to all foreign facilities that supply food products.

The FDA also exercises broad jurisdiction over the labeling and promotion of food. Under certain circumstances, this jurisdiction extends even to product-related claims and representations made on a company's website or similar printed or graphic media. All foods, including dietary supplements, must bear labeling that provides consumers with essential information with respect to standards of identity, net quantity, nutrition facts, ingredient statements and allergen disclosures. The FDA also regulates the use of structure/function claims, health claims, nutrient content claims and the disclosure of calories and other nutrient information for frequently sold items. In addition, compliance dates on various nutrition initiatives that impacted supply chain participants, such as in relation to partially hydrogenated oils, went into effect in 2021.

The FDA has comprehensive authority to regulate the safety, ingredients, labeling and good manufacturing practices for dietary supplements. The Dietary Supplement Health and Education Act (the "DSHEA") amended the FDCA in 1994 and expanded the FDA's regulatory authority over dietary supplements. Through DSHEA, dietary supplements became a regulated commodity while also allowing structure/function claims on products. However, no statement on a dietary supplement may expressly or implicitly represent that it will diagnose, cure, mitigate, treat or prevent a disease.

EBT Payments—Approximately 13% of our net sales are in the form of Electronic Benefits Transfer ("EBT") payments and a substantial portion of these payments may be related to benefits associated with the Supplemental Nutritional Assistance Program ("SNAP"). The U.S. Department of Agriculture regulates these programs and their eligibility requirements. The registration and ongoing compliance requirements for SNAP participation are fairly complex and each of the IOs holds their registration under the name of their business entity and is responsible to ensure that their employees consistently comply with all SNAP rules.

Food and Dietary Supplement Advertising—The FTC exercises jurisdiction over the advertising of foods and dietary supplements. The FTC has the power to impose monetary sanctions, consent decrees and/or other penalties that can severely limit a company's business practices. In recent years, the FTC has instituted numerous enforcement actions against companies carrying dietary supplements for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims.

Compliance—As is common in the retail industry, we rely on our suppliers and manufacturers to ensure that the products they manufacture and sell to us comply with all applicable regulatory and legislative requirements. In general, our purchase orders require that suppliers be compliant and represent and warrant to compliance with laws and require indemnification and/or insurance from our suppliers and manufacturers.

However, even with adequate insurance and indemnification, any claims of non-compliance could significantly damage our reputation and consumer confidence in products we sell. In addition, the failure of such products to comply with applicable regulatory and legislative requirements could prevent us from marketing the products or require us to recall or remove such products from our stores. In order to comply with applicable statutes and regulations, our suppliers and manufacturers have from time to time reformulated, eliminated or relabeled certain of their products.

We also source a portion of our products from outside the United States. The U.S. Foreign Corrupt Practices Act and other similar anti-bribery and anti-kickback laws and regulations generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies and our supplier compliance agreements mandate compliance with applicable law, including these laws and regulations.

Human Capital Management

Employees—Our people are at the heart of who we are and what we do. They are key to achieving our business goals and growth strategy. As of December 31, 2022, we had 969 employees, 864 of whom were full-time and 105 of whom were part-time. As of December 31, 2022, 470 of our employees were based at our corporate headquarters in Emeryville, California, and our Leola, Pennsylvania office, 144 of which were classified as field employees. As of December 31, 2022, our distribution centers employed 360 persons. The remaining 139 employees were employees in our Company-operated stores. As of December 31, 2022, 103 of our employees were union employees, all of whom were employees at two Company-operated stores. We have experienced no material interruptions of operations due to disputes with our employees and consider our relations with our employees to be very good.

Our mission is to *Touch Lives for the Better*. To do this, we work together to foster a culture grounded in talented and passionate people who live our values: entrepreneurship, integrity, achievement, family, service to others, diversity and fun. Our values translate into our human capital offerings to recruit, engage, develop, reward and retain employees who believe in our mission and emulate our values.

Employee Development—We seek to grow leaders at every level of our organization by creating a culture of mentoring and coaching. As part of our succession planning, we prioritize growing talent internally within our organization and invest resources to develop our employee's skill sets and career path. As an example, our current Chief Executive Officer, Robert Joseph Sheedy, Jr., joined Grocery Outlet in 2014 as our Vice President of Strategy and thereafter was promoted three times before becoming President and Chief Executive Officer in January 2023. Some of our offerings during 2022 (offered virtually and, in some cases, in person) included:

- Certification program opportunities, including offerings in personal growth and professional development;

- Lunch and learn events, featuring a wide variety of personal development topics and industry speakers; and

- Individual coaching for leadership development, and other leadership training on an ad hoc basis

We encourage internal promotions and hiring for open positions. During fiscal 2022, we promoted 42 corporate and field employees.

Employee Health and Safety—Providing a safe and compliant working environment and ensuring safety is critical to the Company. We have robust safety programs in place to prevent workplace injury and illness. In fiscal 2022, we refined and adopted additional safety training initiatives in a variety of areas, including among others, hazard communications, fire prevention, emergency action playbooks, blood borne pathogens, health illness avoidance, and active shooter. These refinements and initiatives are ongoing. We also maintain a Safety Committee for our distribution center employees and our Safety Department regularly provides new injury avoidance information at monthly distribution center employee-wide meetings. Additionally, we provide detailed health and safety resources to our independently operated stores, including specific information and requirements by state to support their adherence to compliance.

Employee Compensation and Benefits—We provide compensation and comprehensive benefits designed to recruit, reward and retain the talent necessary to advance our mission, meet our business goals and execute our long-term growth strategy. Our compensation components vary by employee level and include cash based compensation, cash bonuses, equity awards and a profit-sharing program. Additionally, we provide generous and highly competitive health and welfare benefits programs.

Diversity, Equity and Inclusion—We report annually on employment data, including ethnicity, in line with Equal Opportunity Commission ("EEOC") guidelines and we believe that a diverse and inclusive team is critical to our long-term business success.

	December 31, 2022
Employee Diversity	
Women	37 %
Women in Director and above roles	34 %
Racially and ethnically diverse	60 %
Racially and ethnically diverse in Director and above roles	31 %

In fiscal 2022, of the 42 promoted corporate and field employees, 50% were female and 50% were racially and ethnically diverse.

We have several employee resource groups that enhance our inclusive and diverse culture, including our overarching Equity, Diversity and Inclusion Council, our Black Partnership Network, and our WOW! (Winning with Outstanding Women) Network. We also provide regular training on diversity topics, including those relating to current events in our communities.

We will continue to focus on hiring, retaining and advancing women and underrepresented populations, and cultivating an inclusive and diverse corporate culture through continued education, employee resource groups and targeted recruiting and development across our organization.

We strive to nurture and uphold an inclusive and diverse environment, free from discrimination of any kind, including sexual or other discriminatory/harassing behavior. We do this by setting an appropriate tone at the top with an open-door policy, having robust policies/procedures in our Code of Ethics and Whistleblower Policy as well as maintaining an internal audit function - all of which support compliance with regulations and ethical behavior.

Website Disclosure

We use our website, https://investors.groceryoutlet.com, as a channel of distribution of Company information. Financial and other important information about us is routinely accessible through and posted on our website. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website and information accessible through our website is not, however, incorporated by reference or a part of this report. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, and the Proxy Statement for our Annual Meeting of Stockholders are available, free of charge, on our website as soon as practicable after the we file the reports with the SEC.

Information about our Executive Officers

The following table sets forth information about our executive officers as of the date of this filing:

Name	Age	Position
Robert Joseph Sheedy, Jr	48	President and Chief Executive Officer
Charles C. Bracher	50	EVP, Chief Financial Officer
Andrea R. Bortner	60	EVP, Chief Human Resources Officer
Pamela B. Burke	55	EVP, Chief Stores Officer
Steven K. Wilson	58	EVP, Chief Purchasing Officer
Luke D. Thompson	50	SVP, General Counsel and Secretary

Set forth below is a brief description of the business experience of our executive officers. All of our officers serve at the discretion of our Board of Directors.

Robert Joseph Sheedy, Jr. has served as our President, Chief Executive Officer and as a director since January 2023. Previously, Mr. Sheedy served as our President from January 2019 to December 2022, as our Chief Merchandise, Marketing & Strategy Officer from April 2017 to December 2018, our Chief Merchandise & Strategy Officer from March 2014 to April 2017 and our Vice President, Strategy from April 2012 to February 2014. Before joining us, Mr. Sheedy served in various roles at Staples Inc., an office supply company, from 2005 to 2012, most recently as their Vice President, Strategy.

Charles C. Bracher has served as our EVP, Chief Financial Officer since August 2012. Before joining us, Mr. Bracher served in various roles at Bare Escentuals, Inc., a mineral cosmetics company, from 2005 to 2012, most recently as Chief Financial Officer. Mr. Bracher began his career in the Investment Banking Division of Goldman, Sachs & Co.

Andrea R. Bortner has served as our EVP, Chief Human Resources officer since March 2020. Before joining us, Ms. Bortner served as Chief Human Resources Officer at Maxar Technologies, Inc., a space technology company, from August 2016 to October 2019 and as Chief Human Resources Officer at Catalina, an advertising and marketing company, from August 2012 to June 2016.

Pamela B. Burke has served as our EVP, Chief Stores Officer since January 2022. Ms. Burke previously served as our EVP, Chief Administrative Officer, General Counsel and Secretary from January 2019 to December 2021 and our General Counsel and Secretary from June 2015 to December 2018. Before joining us, Ms. Burke served in various management positions at CRC Health Group, Inc., a provider of specialized behavioral health services, most recently as Senior Vice President of Legal, HR and Risk from April 2010 to February 2015.

Steven K. Wilson has served as our EVP, Chief Purchasing Officer since January 2023. Previously, Mr. Wilson served as SVP, Chief Purchasing Officer from September 2020 to December 2022, as our Senior Vice President of Purchasing from February 2018 to August 2020 and as our Vice President of Purchasing from July 2006 to January 2018. Prior to being appointed Vice President of Purchasing, Mr. Wilson served in various positions of increasing responsibility with us since 1994.

Luke D. Thompson has served as our SVP, General Counsel and Secretary since July 2022. Before joining us, Mr. Thompson served in various roles at Big 5 Sporting Goods, a sporting goods retailer, from 2002 to 2022, most recently as Executive Vice President, General Counsel and Secretary.

ITEM 1A. RISK FACTORS

The following risk factors are important to understanding various statements in this Annual Report on Form 10-K or elsewhere. The factors described below, individually or in the aggregate, could materially adversely affect our business, business prospects, financial condition, operating results, cash flows and stock price, and may cause actual results, performance or achievements in future periods to differ materially from those assumed, projected or contemplated. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time.

The following is a summary of the principal risks that could adversely affect our business, operations and financial results:

Risks Related to Our Operations

- failure of suppliers to consistently supply us with opportunistic products at attractive pricing, which is generally not in our control;

- inability to successfully identify trends and maintain an appropriate level of opportunistic products;

- failure to maintain or increase comparable store sales;

- failure to open, relocate or remodel stores on schedule and on budget;

- inflation and other changes affecting the market prices of the products we sell;

- risks associated with newly opened stores;

- costs and successful implementation of marketing, advertising and promotions;

- failure to maintain our reputation and the value of our brand, including protecting our intellectual property;

- any significant disruption to our distribution network, the operations of our distributions centers and our timely receipt of inventory;

- inability to maintain sufficient levels of cash flow from our operations;

- risks associated with leasing substantial amounts of space;

- failure to participate effectively in the growing online retail marketplace;

- natural or man-made disasters, unusual weather conditions (which may become more frequent due to climate change), power outages, major health epidemics, pandemic outbreaks, terrorist acts, global political events or other serious catastrophic events and the concentration of our business operations;

- unexpected costs and negative effects if we incur losses not covered by our insurance program;

- inability to attract, train and retain highly qualified employees;

- difficulties associated with labor relations and shortages;

- loss of our key personnel or inability to hire additional qualified personnel;

Risks Related to Our Business Environment

- risks associated with economic conditions;

- competition in the retail food industry;

- movement of consumer trends toward private labels and away from name-brand products;

Risks Related to Our IO Model

- failure of our IOs to successfully manage their business;

- failure of our IOs to repay notes outstanding to us;

- inability to attract and retain qualified IOs;

- inability of our IOs to avoid excess inventory shrink;

- any loss or changeover of an IO;

- legal proceedings initiated against our IOs;

- legal challenges to the IO/independent contractor business model;

- failure to maintain positive relationships with our IOs;
- risks associated with actions our IOs could take that could harm our business;

Risks Related to Data Protection, Cybersecurity and our Information Technology Systems

- failure to maintain the security of information we hold relating to personal information or payment card data of our customers, employees and suppliers;
- material disruption to our information technology systems;

Risks Related to Legal and Regulatory Risks

- risks associated with products we and our independent operators ("IOs") sell;
- risks associated with laws and regulations generally applicable to retailers;
- legal proceedings from customers, suppliers, employees, governments or competitors;

Risks Associated with our Indebtedness

- our substantial indebtedness could affect our ability to operate our business, react to changes in the economy or industry or pay our debts and meet our obligations;
- restrictive covenants in our debt agreements may restrict our ability to pursue our business strategies, and failure to comply with any of these restrictions could result in acceleration of our debt;

Risks Related to Accounting, Tax and Financial Statement Matters

- risks associated with tax matters, including changes in tax laws;
- changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters;

Risks Related to Our Common Stock

- our quarterly operating results fluctuate and may fall short of prior periods, our projections or the expectations of securities analysts or investors;
- future sales, or the perception of future sales, by us or our existing stockholders in the public market could cause the market price for our common stock to decline; and
- provisions in our organizational documents could delay or prevent a change of control.

For a more complete discussion of the material risks facing our business, see below.

Risks Related to Our Operations

We depend on suppliers to consistently supply us with opportunistic products at attractive pricing, which is generally not in our control.

Our business is dependent on our ability to strategically source a sufficient volume and variety of opportunistic products at attractive pricing. While opportunistic buying, operating with appropriate inventory levels and frequent inventory turns are key elements of our business strategy, they subject us to risks related to the pricing, quantity, mix, quality and timing of inventory flowing to our stores. We do not have significant control over the supply, cost or availability of many of the opportunistic products offered for sale in our stores. Shortages or disruptions in the availability of quality products that excite our customers and drive customer traffic could have a material adverse effect on our business, financial condition and results of operations. As our store base continues to grow, our ability to secure opportunistic products in sufficient quantities may become more difficult.

All of our inventory is acquired through purchase orders and we generally do not have long-term contractual agreements with our suppliers that obligate them to provide us with products exclusively or at specified quantities or prices, or at all. Any of our current suppliers may decide to sell products to our competitors and may not continue selling products to us. In order to retain our competitive advantage, we need to continue to develop and maintain relationships with qualified suppliers that can satisfy our standards for quality and our requirements for delivery of products in a timely and efficient manner at attractive prices. The need to grow existing relationships and develop new relationships with qualified suppliers is particularly important as we seek to continue to expand our operations and enhance our product offerings in the future.

Manufacturers and distributors of name-brand, large volume products have become increasingly consolidated. Further consolidation of manufacturers or distributors could reduce our supply options and detrimentally impact the terms under which we purchase products. If one or more of our existing significant suppliers were to be unable or unwilling to continue providing products to us on attractive terms, or at all, we may have difficulty finding replacement suppliers on commercially reasonable terms or at all. The loss of one or more of our existing significant suppliers or our inability to develop relationships with new suppliers could reduce our competitiveness, slow our plans for further expansion and cause our net sales and operating results to be materially adversely affected.

Our supply chain is subject to risks, including distribution and transportation, labor disputes or constraints, union organizing activities, financial liquidity, inclement weather, natural disasters, significant public health and safety events, supply constraints and general economic and political conditions that could limit their ability to provide us with quality products. As discussed in "Item 1. Business" and elsewhere in these risk factors, these risks have in the past delayed or precluded, and may in the future delay or preclude, delivery of product to us on a timely basis or at all.

We may not be able to successfully identify trends to meet consumer demand and maintain an appropriate level of opportunistic products.

We depend on repeat visits by our customer base to drive sales, and we rely on desirable opportunistic products at discounts to excite our customers to make such repeat visits. Consumer preferences often change rapidly and without warning. We may not successfully address consumer trends or be able to acquire desirable opportunistic products, and we expect competition for customers to increase as online shopping by customers continues to expand. In response to recent macroeconomic conditions, many CPGs reduced SKU assortment, resulting in lower levels of opportunistic product.

We generally make individual purchase decisions for products that become available, and these purchases may be for large quantities that we may not be able to sell on a timely or cost-effective basis. Some of our products are sourced from suppliers at significantly reduced prices for specific reasons, and we are not always able to purchase specific products on a recurring basis. To the extent that some of our suppliers are better able to manage their inventory levels and reduce the amount of their excess inventory, the amount of over-stock and short-dated products available to us could also be materially reduced, making it difficult to deliver products to our customers at attractive prices. Maintaining adequate inventory of quality, name-brand products requires significant attention and monitoring of market trends, local markets and developments with suppliers and our distribution network, and it is not certain that we or IOs will be effective in inventory management.

We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts overestimate customer demand, we may experience higher inventory levels and need to take markdowns on excess or slow-moving inventory, leading to decreased profit margins. Conversely, if our sales forecasts underestimate customer demand, we may have insufficient inventory to meet demand, leading to lost sales, either of which could materially adversely affect our financial performance. In addition, a majority of the assortment in each Grocery Outlet store is selected by IOs based on local

preference and shopping history, and the inability of the IOs to successfully identify trends in the local market could materially adversely affect our financial performance.

Our long-term success depends in part on our ability and the ability of the IOs to maintain or increase comparable store sales, and if we are unable to achieve comparable store growth over the long-term, our profitability and performance could be materially adversely impacted.

The IOs are responsible for store operations. Our success depends on, among other things, increasing comparable store sales through our opportunistic purchasing strategy and the ability of the IOs to increase sales and profits. To increase net sales, and therefore comparable store sales growth and profits, we and the IOs focus on delivering value and generating customer excitement by strengthening opportunistic purchasing, providing an increasing number of everyday products, optimizing inventory management, maintaining strong store conditions and effectively marketing current products and new product offerings. Competition and pricing pressures from competitors and suppliers may also materially adversely impact our comparable sales if we lose customers as a result.

After many years of consecutive growth in comparable store net sales, we had year-over-year declines in fiscal 2021, primarily due to outsized financial performance in fiscal 2020 and continued impacts of the COVID-19 pandemic, including changes in consumer behavior, supplier issues and other related challenges. While fiscal 2022 was a year of comparable positive sales growth, our comparable store sales growth in future years could be lower than our historical average or our future target for many reasons, many of which we do not significantly control, including general economic conditions that may not favor our model, operational performance (including by the IOs), price inflation or deflation, or changes in response to competitive factors, changes in our existing supplier relationships or our inability to develop new supplier relationships, industry competition (e-commerce), new competitive entrants near our stores, price changes in response to competitive factors, any comparison year or quarter having above-average net sales results, possible supply shortages or other operational disruptions, the number and dollar amount of customer transactions in our stores, our ability to provide product or service offerings that generate new and repeat visits to our stores and the level of customer engagement that we and the IOs provide in our stores. In addition, we may not accurately model cannibalization by our new stores when we open new stores in established markets, which could reduce comparable store sales.

Our growth strategy is highly dependent on our ability to identify and open future store locations and relocate or remodel existing store locations in new and existing markets.

We believe that new store growth remains our biggest driver of long-term stockholder value. We opened 27 new stores in fiscal 2022. Our ability to open stores in a timely and successful manner depends in part on the following factors: the availability of attractive store locations (including stores that will not compete significantly with existing stores and that can be reasonably serviced by our distribution network) and rent prices; the costs of construction and the availability of construction labor and materials; the absence of entitlement processes or occupancy delays; the ability to negotiate acceptable lease and development terms; our relationships with current and prospective landlords; the ability to attract potential IOs who are strong entrepreneurs; the ability to secure and manage the inventory necessary for the launch and operation of new stores; the availability of capital funding for expansion; and general economic conditions. Any or all of these factors and conditions could materially adversely affect our growth and profitability.

Our long-term goal is to expand our store base by approximately 10% annually over the next several years. However, we cannot assure you that we will be able to consistently (on a year-over-year basis) achieve this level of new store growth and we were below that goal for fiscal 2022. Over the last two years, planned construction and opening of new stores have been, and may continue to be, negatively impacted due to labor and materials shortages as well as longer lead times in lease execution, site permitting and construction. These challenges impacted our new store growth in 2022 and are expected to continue to impact our new store growth in the first half of 2023 with fiscal 2023 store openings weighted towards the second half of the year. Additionally, we may desire to or need to expand into neighboring states and regions in the United States and/or engage in acquisitions to meet our growth goals, and such expansion heightens the risks, challenges and uncertainties of development. We may not have the level of cash flow or financing necessary to support our growth strategy. Further, much of our new store growth is in new markets where we do not have the same brand recognition at this time. Our proposed expansion will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our existing business less efficiently, which in turn could cause deterioration in the financial performance of our existing stores. If we experience a decline in performance, we may slow or discontinue store openings, or we may decide to close stores that are unable to operate in a profitable manner. If we fail to successfully implement our growth strategy, including by opening new stores on a timely basis and on budget, our operations, financial condition and operating results would be materially and adversely affected.

Because we are an extreme value retailer and compete to a substantial degree on price, changes affecting the market prices of the products we sell, many of which we cannot control, including due to inflation or deflation, competition,

supplier increases in freight, supply or other operating costs, including energy prices, or worsening economic conditions, could materially adversely affect our financial condition and operating results.

A critical differentiator of our business is our ability to offer value to our customers, including offering prices that are substantially below those offered by some of our competitors. We carefully monitor the market prices of our products in order to maintain our price advantage and reputation. Recently, we have experienced varying levels of inflation, resulting in part from various supply disruptions, increased shipping/transportation costs, increased commodity costs, increased labor costs in the supply chain and other disruptions caused by the recent economic environment, which we have not been able to fully offset through price increases. Our IOs have experienced increased costs related to labor and utilities, among others. If costs of goods continue to increase and our suppliers seek price increases from us, we may not be able to mitigate such increases and have sometimes, and may continue to, increase our prices, which could deter customer traffic and reduce the number and average basket size of customer transactions. Some of our larger competitors are in a better position to absorb cost increases while maintaining price competitiveness. If our competitors are more competitive on pricing relative to our pricing, we may lose customers and mark down prices. Our gross margins and profitability also may be adversely impacted by higher supply costs that we cannot fully pass along or if we need to lower product prices due to competition. As a result of our low-price model, the foregoing competitive pressures may reduce our profitability and materially adversely affect our business, financial condition and results of operations.

Our newly opened stores may negatively impact our financial results in the short-term and/or may not achieve sales and operating levels consistent with our more mature stores on a timely basis or at all.

We have actively pursued new store growth, including in new markets, and plan to continue doing so in the future. Our new store openings may not be successful or reach the sales and profitability levels of our existing stores, and may impact our ability to attract and develop potential IOs. Some new stores may be located in areas with different competitive and market conditions as well as different customer discretionary spending patterns than our existing markets. Some new stores and future new store opportunities may be located in new geographic areas where we have limited or no meaningful experience or brand recognition. We may experience a higher cost of entry in those markets as we build brand awareness and drive customers to incorporate us into their shopping habits.

New store openings may negatively impact our financial results in the short-term due to the effect of store opening costs and lower sales and contribution to overall profitability during the initial period following opening. New stores, particularly those in new markets, build their sales volume, brand recognition and customer base over time and, as a result, generally have lower margins and higher operating expenses as a percentage of sales than our more mature stores. New stores may not achieve sustained sales and operating levels consistent with our more mature store base on a timely basis or at all. This lack of performance may have a material adverse effect on our financial condition and operating results.

We may not anticipate all of the challenges imposed by the expansion of our operations into new geographic markets. We may not manage our expansion effectively, and our failure to achieve or properly execute our expansion plans could limit our growth or have a material adverse effect on our business, financial condition and results of operations.

Our success depends upon the successful implementation of our marketing, advertising and promotional efforts.

We promote brand awareness and drive customers to shop through centralized marketing initiatives along with local IO marketing efforts. We and the IOs use marketing and promotional programs to attract customers into our stores and to encourage purchases. If we or the IOs are unable to develop and implement effective marketing, advertising and promotional strategies, we may be unable to achieve and maintain brand awareness and repeat store visits. We may not be able to advertise cost effectively in new or smaller markets in which we have fewer stores, which could slow growth at such stores. Changes in the amount and degree of promotional intensity or merchandising strategies by our competitors could cause us to have difficulties in retaining existing customers and attracting new customers. If the efficacy of our marketing or promotional activities declines or if such activities of our competitors are more effective than ours, it could have a material adverse effect on our business, financial condition and results of operations.

While we recently began piloting a mobile personalization app, which informs customers of new and top selling items, provides curated product recommendations and tracks savings, we do not maintain a traditional loyalty program for customers, and our competitors may be able to offer their customers promotions or loyalty program incentives that could result in fewer shopping trips to or purchases from our stores. If we are unable to retain the loyalty of our customers, our sales could decrease and we may not be able to grow our store base as planned, which could have a material adverse effect on our business, financial condition and results of operations. Certain of our competitors have established, long-standing, mobile apps and personalized marketing. There can be no assurance that our investment in this area will be repaid.

If we fail to maintain our reputation and the value of our brand, including protection of our intellectual property rights, our sales and operating results may decline and the carrying value of our goodwill and other intangible assets may be impaired.

We believe our continued success depends on our ability to maintain and grow the value of our brand. Brand value is based in large part on perceptions of subjective qualities. The reputation of our company and our brand may be damaged in all, one or some of the markets in which we do business, by adverse events at the corporate level or by an IO acting outside of Grocery Outlet's brand standards, or by action (or inaction), by us or our IOs on issues like social policies, merchandising, compliance related to social, product, labor and environmental standards or other sensitive topics. Further, any perceived lack of transparency about such matters, could harm our reputation. The increasing use of social media platforms and online forums may increase the chance that an adverse event could negatively affect the reputation of our brand. The online dissemination of negative information about our brand, including inaccurate information, could harm our reputation and our brand.

We regard our intellectual property, including trademarks and service marks, as having significant value, and our brand is an important factor in the marketing of our stores. We monitor and protect against activities that might infringe, dilute or otherwise violate our trademarks and other intellectual property and rely on trademark and other laws of the United States, but we may not be able or willing to successfully enforce our trademarks or intellectual property rights against competitors or challenges by others. For example, we are aware of certain companies in jurisdictions where we do not currently operate using the term "GROCERY OUTLET." Moreover, we have disclaimed the terms "GROCERY OUTLET" and "MARKET" with respect to our "GROCERY OUTLET BARGAIN MARKET" trademarks, among other disclaimed terms with respect to our registered trademarks and trademark applications. If a third party uses such disclaimed terms in its trademarks, we cannot object to such use. Additionally, if we fail to protect our trademarks or other intellectual property rights, others may copy or use our trademarks or intellectual property without authorization, which may harm the value of our brand, reputation, competitive advantages and goodwill and adversely affect our financial condition, cash flows or results of operations. Actions we have taken to establish and protect our intellectual property rights may not be adequate.

There may in the future be opposition and cancellation proceedings from time to time with respect to some of our intellectual property rights. We have initiated, and may in the future initiate, oppositions and cancellation proceedings to thwart third party filings that encroach upon our intellectual property rights. In some cases, litigation may be necessary to protect or enforce our trademarks and other intellectual property rights. Furthermore, third parties may assert intellectual property claims against us, and we may be subject to liability, required to enter into costly license agreements, if available at all, required to rebrand our products and/or prevented from selling some of our products if third parties successfully oppose or challenge our trademarks or successfully claim that we infringe, misappropriate or otherwise violate their trademarks, copyrights, patents or other intellectual property rights. Bringing or defending any such claim, regardless of merit, and whether successful or unsuccessful, could be expensive and time-consuming and have a negative effect on our business, reputation, results of operations and financial condition.

Our brand value and intellectual property represents a significant portion of our goodwill and intangible assets. Accounting rules require us to review the carrying value of our goodwill and other intangible assets for impairment annually or whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. If the testing performed indicates that impairment has occurred, we are required to record a non-cash impairment charge. The testing goodwill and intangible assets for impairment requires us to make estimates that are subject to significant assumptions. Changes in our estimates, or changes in actual performance compared with these estimates, may affect the fair value of goodwill or intangible assets, which also may result in an non-cash impairment charge. If a significant amount of our goodwill and other intangible assets were deemed to be impaired, our financial condition and results of operations could be materially adversely affected.

Significant disruption in our distribution network and our timely receipt of inventory has had in recent years, and could continue to have, an adverse impact on our operating performance.

We rely on our distribution and transportation network to provide goods to our distribution centers and stores in a timely and cost-effective manner. Our stores are highly dependent on the successful operations of our distribution network, including because IOs typically order multiple deliveries per week and many of our products have a limited shelf life from the time of purchase, particularly opportunistic buys and fresh foods. Deliveries to our stores occur from our distribution centers or directly from our suppliers. We use three primary leased distribution centers that we operate and five primary distribution centers operated by third-parties. Any disruption, unanticipated or unusual expense or operational failure related to this process could affect store operations negatively. For example, during fiscal 2021 labor shortages and supply chain disruptions caused logistical challenges for us and many other businesses in the retail industry, causing delay in product delivery to our distribution centers, stores and customers. These logistical challenges caused increased costs to deliver goods to our stores resulting from increased fuel costs, increased carrier rates and driver wages as a result of driver shortages, a decrease in transportation capacity, and slowdowns. If similar circumstances were to occur and persist, they could have a material adverse impact on our operations and our ability to generate sales and earn profits.

In addition, events beyond our control, such as disruptions in operations due to fire, adverse weather conditions or other catastrophic events or labor disagreements, may result in delays in the delivery of merchandise to our stores. While we maintain business interruption insurance, in the event our distribution centers are shut down for any reason, such insurance may not be sufficient, and any related insurance proceeds may not be timely paid to us. Furthermore, there can be no guarantee that we will be able to renew the leases or third-party distribution and transportation contracts, as applicable, on our distribution centers on attractive terms or at all, which may increase our expenses and cause temporary disruptions in our distribution network.

As we continue to implement our store growth strategy, our distribution centers may not have sufficient capacity to optimally support all of our stores and effectively managing our distribution network and distribution centers will become more complex. Our new store locations receiving shipments may be further away from our distribution centers, which may increase transportation costs and may create transportation scheduling strains, or may require us to add additional facilities to the network.

We will require significant capital to fund our expanding business, including for investing in technology upgrades. If we are unable to maintain sufficient levels of cash flow from our operations, we may not be able to execute or sustain our growth strategy or we may require additional financing, which may not be available to us on satisfactory terms or at all.

Our cash flow from operations may not provide sufficient capital to support our expanding business and execute our growth strategy, including to pay our lease obligations, build out new stores and distribution centers, remodel our stores, purchase opportunistic inventory, pay employees competitive wages and provide benefits, continue the ongoing modernization, enhancement and maintenance of our information systems (including our ongoing updates to our customized enterprise resource planning system), make loans to IOs and further invest in the business. Further, our plans to grow our store base may create cash flow pressure if new locations do not perform as projected.

We may need to obtain additional funds through public or private financings, collaborative relationships or other arrangements. Any equity financing or convertible financing that we may pursue could result in additional dilution to our existing stockholders and would be subject to capital market conditions at the time of any offering. Debt financing, if available, would increase our leverage and may involve restrictive covenants that could affect our ability to raise additional capital or operate our business. Additional financing may not be available to us on attractive terms to us, if at all. Inability to obtain necessary or desired liquidity could impede our competitive position, business, financial condition and results of operations and we may need to delay, limit or eliminate planned store openings or operations or other elements of our growth strategy.

We are subject to risks associated with leasing substantial amounts of space, including future increases in occupancy costs.

We currently lease substantially all of our store locations, primary distribution centers and administrative offices (including our headquarters in Emeryville, California), and a number of these leases expire or are up for renewal each year. Our operating leases typically have initial lease terms of ten years with renewal options for two or three successive five-year periods at our discretion.

Typically, the largest portion of a store's operating expense that we bear is the cost associated with leasing the location. Our total lease payment obligations for all operating leases in existence as of December 31, 2022 was $117.2 million for fiscal 2023 and $1.3 billion in aggregate for fiscal years 2024 through 2041, and these obligations will increase as we open new stores that are leased. We are also generally responsible for property taxes, insurance and common area maintenance for our leased properties. If we are unable to make the required payments under our leases, the lenders or owners of the relevant leased properties, distribution centers or administrative offices may, among other things, repossess those assets, which could adversely affect our ability to conduct our operations. In addition, our failure to make payments under our operating leases could trigger defaults under other leases or under our Credit Agreement (defined below), which could cause the counterparties under those agreements to accelerate the obligations due thereunder.

The operating leases for our store locations, distribution centers and administrative offices expire at various dates through 2041. When the lease term for our stores expire, we may be unable to negotiate renewals, either on commercially reasonable terms or at all, which could cause us to close stores or to relocate stores within a market on less favorable terms. Any of these factors could cause us to close stores in desirable locations, which could have a material adverse impact on our results of operations.

Over time, current store locations may not continue to be desirable because of changes in demographics within the surrounding area or a decline in shopping traffic. While we have the right to terminate some of our leases under specified conditions, we may not be able to terminate a particular lease if or when we would like to do so. If we decide to close stores, we are generally required to continue to perform obligations under the applicable leases, which generally include paying rent and operating expenses for the balance of the lease term. When we assign leases or sublease space to third parties, we may have to pay a portion of the rent and other expenses and we can remain liable on the lease obligations if the assignee or sublessee does not perform.

We have very limited experience competing in the growing online retail marketplace.

During fiscal 2021 and 2022, we entered into partnerships with three third party grocery delivery companies to provide online shopping at our stores. Certain of our competitors and a number of pure online retailers have established robust online operations and significantly increased their online sales and presence in recent years.

Increased competition from online grocery retailers and our lack of a robust online retail presence may reduce our customers' desire to purchase products from us. If we decide to expand our online shopping business, we will be exposed to new risks and challenges. Furthermore, there can be no assurance that any investments that we make to expand our online shopping capabilities will result in a positive return on investment. These factors could have a material adverse effect on our business, financial condition and results of operations.

Natural or man-made disasters, unusual weather conditions, power outages, major health epidemics, pandemics, terrorist acts, political events and other serious catastrophic events could disrupt our business, may expose us to unexpected costs and negatively affect our financial performance. The current concentration of our stores creates an exposure to local or regional impacts of such events and local economic downturns.

Our business has been and could in the future be severely impacted by natural or man-made disasters and unusual weather conditions (which may become more frequent due to climate change), power outages, pandemic outbreaks, terrorist acts, global political events and other serious catastrophic events beyond our control. In the event of a natural or man-made disaster, governments have and, in the future, may declare a state of emergency and impose regulations on business operations. These occurrences could adversely impact our business by causing direct asset or inventory losses or physical damage to our distribution centers or our stores, store closures, reduced customer traffic or changed shopping behaviors, disruptions to production, supply and delivery of products to our stores, staffing shortages, increased costs or disruptions to our information systems and other systems. With respect to future outbreaks, to the extent that a pathogen is, or is perceived to be, food-borne, the price and availability of certain food products may be impacted and could cause our customers to consume less of such product.

As of December 31, 2022, we operated 257 stores and distributed product from four distribution centers in California in addition to having our administrative offices in California, making California our largest market, representing 58% of our total stores. As a result, our business is currently more susceptible to any unforeseen events or circumstances of the types described above that negatively affect these areas as well as regional conditions, economic downturns or disruptions, such as changes in demographics, population and employee bases, wage increases, property tax increases, and changes in economic conditions, than the operations of more geographically diversified competitors. For example, there have been significant fires across the west coast of the United States from 2018 through 2022, causing a number of stores to be closed as well as suffer inventory losses related to power outages and evacuations. In 2018, our store in Paradise, California, burned down entirely. The frequency and severity of wildfires may increase in the future due to climate change.

The United States and other countries have experienced, and may experience in the future, major health epidemics related to viruses or other pathogens. Epidemics, or the perception that such epidemics may occur, may cause people to avoid gathering in public places, which may adversely affect our customer traffic, our ability and that of our IOs to adequately staff our stores and operations, and our ability to transport product on a timely basis.

Any of these factors may disrupt our business and materially adversely affect our financial condition and results of operations and the occurrence of any of these events in a region where our stores or other operations are concentrated may increase the impact of such disruption and adverse effect.

We may incur losses not covered by our insurance or claims may differ from our estimates.

Our insurance coverage may not be sufficient, and any related insurance proceeds may not be timely paid to us. Our insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions that we believe are reasonable based on our operations. However, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of war, employee and certain other crime, certain wage and hour and other employment-related claims, including class actions, actions based on certain consumer protection laws and some natural and other disasters or similar events. If we incur these losses and they are material, our business could suffer. Further, injured parties with claims against our IOs may bring actions against us if our IOs failed to secure and retain adequate insurance.

Certain types of events, such as earthquakes or wildfires, may result in sizable losses for the insurance industry and adversely impact the availability of adequate insurance coverage or result in excessive premium increases. Our retail stores located in California, and the inventory in those stores, are not currently insured against losses due to earthquakes. We have experienced significant challenges in renewing the insurance policies for our stores and insurers have incurred substantial losses related to property claims from fires, floods and other catastrophic events and are significantly increasing policy premiums, increasing their requirements around building engineering standards or cutting back capacity for coverage offerings to layered/quota share. For example, there have been significant fires across the west coast of the United States from 2018 through 2022. In 2018, our store in Paradise, California, burned down entirely and we have also suffered inventory losses related to power outages and evacuations due to fires. These risks may be exacerbated in the future due to climate change. To offset negative insurance market trends, we may elect to increase our self-insurance coverage, accept higher deductibles or reduce the amount of coverage.

We currently self-insure, or insure through captive insurance companies, a significant portion of expected losses under our workers' compensation, automobile liability and general liability insurance programs. Unanticipated changes in any applicable actuarial assumptions and management estimates, could result in materially different expenses than expected under these programs, which could have a material adverse effect on our results of operations and financial condition.

If we or our IOs are unable to attract, train and retain qualified employees, our financial performance may be negatively affected.

Our future growth, performance and positive customer experience depends on our and the IOs' ability to attract, train, retain and motivate qualified employees who understand and appreciate our culture and are able to represent our brand effectively and establish credibility with our business partners and customers. We and the IOs face intense competition for management personnel and hourly employees. If we and the IOs are unable to attract and retain adequate numbers of qualified employees, our operations, customer service levels and support functions could suffer. There is no assurance that we and the IOs will be able to attract or retain highly qualified employees to operate our business.

Labor relation difficulties could materially adversely affect our business.

Employees at two Company-operated stores are represented by the United Food and Commercial Workers Union. Our employees and those of the IOs have the right at any time to form or affiliate with a union. As we continue to grow, enter different regions and operate distribution centers, unions may attempt to organize the employees of our different IOs or our distribution centers within certain regions. If we determine to open more Company-operated stores, we may have additional employees represented by unions. We cannot predict the adverse effects that any future organizational activities will have on our business, financial condition and operating results. If we or the IOs were to become subject to work stoppages, we could experience disruption in our operations and increases in our labor costs, either of which could materially adversely affect our business, financial condition and operating results.

Our success depends in part on our executive officers and other key personnel.

We believe that our success depends to a significant extent on the skills, experience and efforts of our executive officers and other key personnel. Due to the uniqueness of our model, the unexpected loss of services of any of our executive officers or other key personnel could have a material adverse effect on our business and operations. We do not maintain key person insurance on any of our key personnel. Effective January 1, 2023, Mr. Sheedy was appointed President and Chief Executive Officer following the retirement of Mr. Lindberg as Chief Executive Officer and his transition to Chairman of the Board. There can be no assurance that our executive succession planning, retention or hiring efforts will be successful. Competition for skilled and experienced management in our industry is intense, and we may not be successful in attracting and retaining qualified personnel.

Risks Related to Our Business Environment

Economic conditions and other economic factors may materially adversely affect our financial performance and other aspects of our business by negatively impacting our customers' disposable income or discretionary spending, increasing our costs and expenses, affecting our ability to plan and execute our strategic initiatives, and materially adversely affecting our sales, results of operations and performance.

General conditions in the United States and global economy that are beyond our control may materially adversely affect our business and financial performance. While we have not previously been materially adversely affected by periods of decreased consumer spending, any factor that could materially adversely affect the disposable income of our customers could decrease our customers' spending and number of trips to our stores, which could result in lower sales, increased markdowns on products, a reduction in profitability due to lower margins and may require increased selling and promotional expenses. These factors include but are not limited to unemployment, minimum wages, significant public health and safety events, inflation and deflation, the threat, outbreak or escalation of terrorism, military conflicts, or other hostilities and related international sanctions (such as the ongoing Russia-Ukraine conflict), trade wars and interest and tax rates.

Many of the factors identified above also affect commodity rates, costs of transportation, leasing, labor, insurance and healthcare, the strength of the U.S. dollar, measures that create barriers to or increase the costs associated with international trade, changes in laws, regulations and policies and other economic factors, all of which may impact our cost of goods sold and our selling, general and administrative expenses, which could materially adversely affect our business, financial condition and results of operations. These factors could also materially adversely affect our ability to plan and execute our strategic initiatives, invest in and open new stores, prevent current stores from closing, and may have other material adverse consequences which we are unable to fully anticipate or control, all of which may materially adversely affect our sales, cash flow, results of operations and performance. We have limited or no ability to control many of these factors.

Food retailers provide alternative options for consumers and compete aggressively to win those consumers; our failure to offer a compelling value proposition to consumers could limit our growth opportunities.

The retail food industry includes mass and discount retailers, warehouse membership clubs, online retailers, conventional grocery stores and specialty stores. These businesses provide alternative options for the consumers whom we aim to serve. Our success relative to these retailers is driven by a combination of factors, primarily product selection and quality, price, location, customer engagement and store format. Our success depends on our ability to differentiate ourselves and provide value to our customers, and our failure to do so may negatively impact our sales. To the extent that other food retailers lower prices or run promotions, our ability to maintain profit margins and sales levels may be negatively impacted. We and the IOs may have to increase marketing expense to attract customers, and may have to mark down prices to be competitive and not lose market share. This limitation may materially adversely affect our margins and financial performance.

Competition for customers has intensified as other discount food retailers, such as Aldi, Lidl and WinCo have moved into, or increased their presence in, our geographic and product markets. We expect this competition to continue to increase. In addition, we experience high levels of competition when we enter new markets. Some of the other food retailers may have been in the region longer and may benefit from enhanced brand recognition in such regions. Some food retailers may have greater financial or marketing resources than the IOs do and may be able to devote greater resources to sourcing, promoting and selling their products than the IOs. As competition in certain regions intensifies, or we move into new regions or other food retailers open stores in close proximity to our stores, we may experience a loss of sales, decrease in market share, reduction in margin from competitive price changes or greater operating costs.

If consumer trends move toward private label and away from name-brand products, our competitive position in the market may weaken.

Our business model has traditionally relied on the sale of name-brand products at meaningful discounts. Consumer acceptance of, and even preference for, private label products has been increasing, however, and a trend away from name-brand products could weaken our competitive position in the market. Private label products tend to be lower priced than name-brand products and, as a result, we may have more difficulty competing against private label products on the basis of price. While we may invest more in the future in developing our own private labels, there can be no assurance that the performance of any such private label products would be sufficient to offset the potential decreased sales of name-brand products. In addition, if we invest in expanding our private label products, we will need to make significant investments in developing effective quality control procedures. Any failure to appropriately address some or all of these risks could have a material adverse effect on our sales, business, results of operations and financial condition.

Risks Related to Our IO Model

If the IOs are not successful in managing their business, our financial results and brand image could be negatively affected.

The financial health and operational effectiveness of the IOs is critical to their and our success. The IOs are business entities owned by entrepreneurs who generally live in the same community as the store that they operate as our independent contractor. IOs are responsible for operating their store consistent with our brand standards, hiring and supervising store-level employees, merchandising and selling products, conducting local marketing, connecting with their community and complying with applicable laws, and managing and paying the expenses associated with their business. Although we select IOs through a rigorous vetting and training process, and continue to help IOs develop their business skills after they enter into an Operator Agreement with us, it is difficult to predict in advance whether a particular IO will be successful. If an IO is unable to successfully establish, manage and operate the store, their store's performance and quality of service could be materially adversely affected. In addition, any poor performance could negatively affect our financial results and our brand reputation.

Failure of the IOs to repay notes outstanding to us may materially adversely affect our financial performance.

We extend financing to IOs for their initial startup costs in the form of notes payable to us that bear interest at rates between 3.00% and 9.95%. There can be no assurance that any IO, will achieve long-term store volumes or profitability that will allow them to repay any amounts due nor is there any assurance that any IO will be able to repay amounts due through other means.

The outstanding aggregate balance of notes receivable from IOs has increased over time as we have accelerated new store growth combined with increases to initial IO capital and working capital requirements. This balance may continue to increase as we open new stores. Further, during the COVID-19 pandemic we temporarily reduced interest rates on certain outstanding IO notes. There were $37.5 million and $34.2 million of notes to IOs outstanding as of December 31, 2022 and January 1, 2022, respectively, with allowances of $13.2 million and $11.3 million as of December 31, 2022 and January 1, 2022, respectively.

If we are unable to attract and retain qualified IOs, our financial performance may be negatively affected.

Our future growth and performance depend on our ability to attract, develop and retain qualified IOs who understand and appreciate our culture and are able to represent our brand effectively, in particular because the vast majority of our IOs operate a single store. A material decrease in profitability of the IOs may make it more difficult for us to attract and retain qualified IOs. While we use a variety of methods to attract and develop the IOs, including through our Aspiring Operators in Training ("AOT") program, there can be no assurance that we will continue to be able to recruit and retain a sufficient number of qualified AOTs and other candidates to open successful new locations in order to meet our growth targets. Our ability to maintain our current performance and achieve future growth additionally depends on the IOs' ability to meet their labor needs while controlling wage and labor-related costs.

If the IOs are unable to avoid excess inventory shrink, our business and results of operations may be adversely affected.

The IOs order merchandise solely from us, which we, in turn, deliver to IOs on a consignment basis. As a result, we retain ownership of all merchandise until the point in time that merchandise is sold to a customer. The IOs, however, are responsible for inventory management at their stores. Any spoiled, damaged or stolen merchandise, markdowns or price changes impact gross profit and, therefore, IO commission. We generally split these losses equally with IOs, however, excessive levels of shrink are deducted from commissions paid to IOs. Excessive shrink generally indicates poor inventory management and the IO's failure to use due care to secure their store against theft. If IOs were to not effectively control or manage inventory in their stores, they could experience higher rates of inventory shrink which could have a material adverse effect on their financial health, which in turn, may materially and adversely affect our business and results of operations.

Our Operator Agreements may be terminated by either party and upon short notice, and any loss or changeover of an IO may cause material business disruptions.

Each Operator Agreement is subject to termination by either party without cause upon 75 days' notice. We may also terminate immediately "for cause." The "for cause" termination triggers include, among other things, a failure to meet our brand standards, misuse of our trademarks and actions that in our reasonable business judgment threaten to harm our business reputation.

If we or an IO terminates the Operator Agreement then we must approve a new IO for that store. Any IO changeover consumes substantial time and resources. Often, a changeover will involve more than one transition, as an IO may move from an existing store, thereby creating an opening at the IO's previous store. A failure to transition a store successfully to another IO can negatively impact the customer experience or compromise our brand standards. Termination of an Operator Agreement could therefore result in the reduction of our sales and operating cash flow, and may materially adversely affect our business, financial condition and results of operations.

Legal proceedings initiated against the IOs could materially impact our business, reputation, financial condition, results of operations and cash flows.

We and the IOs are subject to a variety of litigation risks, including, but not limited to, individual personal injury, product liability, intellectual property, employment-related actions, litigation with or involving our relationship with IOs and property disputes and other legal actions in the ordinary course of our respective businesses. If the IOs are unable to provide an adequate remedy in a legal action, the plaintiffs may attempt to hold us liable. We maintain that under current applicable laws and regulations we are not joint employers with the IOs, and should not be held liable for their actions. However, these types of claims may increase costs and affect the scope and terms of insurance or indemnifications we and the IOs may have.

Our Operator Agreements require each IO to maintain certain insurance types and levels. Losses arising from certain extraordinary hazards, employment matters or other matters, however, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks, or IOs may fail to procure the required insurance. Moreover, any loss incurred could exceed policy limits and policy payments made to IOs may not be made on a timely basis.

Any legal actions against the IOs may negatively affect the reputation of our brand, which could result in a reduction of our sales and operating cash flow, which could be material and which could adversely affect our business, financial condition and results of operations.

In the past, certain business models that use independent contractors to sell directly to customers have been subject to challenge under various laws, including laws relating to franchising, misclassification and joint employment. If our business model is determined to be a franchise, if IOs are found not to be independent contractors, but our employees, or if we are found to be a joint employer of an IO's employees, our business and operations could be materially adversely affected.

The IOs are independent contractors. Independent contractors and the companies that engage their services have come under increased legal and regulatory scrutiny in recent years as courts have adopted new standards for these classifications and federal legislators continue to introduce legislation concerning the classification of independent contractors as employees, including legislation that proposes to increase the tax and labor penalties against employers who intentionally or unintentionally misclassify employees as independent contractors and are found to have violated employees' overtime or wage requirements. Federal and state tax and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status. For example, the California state legislature enacted AB-5, which became effective in California on January 1, 2020. AB-5 codified a new test for determining worker classification that is much narrower than the traditional standard in defining the scope of who is classified as an independent contractor. There has been limited guidance to date regarding interpretation or enforcement, and there is a significant degree of uncertainty regarding its application. In addition, AB-5 has been the subject of widespread national discussion and it is possible that other jurisdictions may enact similar laws. There is a risk that a governmental agency or court could disagree with our assessment that IOs are independent contractors or that other laws and regulations could change. If any IOs were determined to be our employees, we would incur additional exposure under federal and state tax, workers' compensation, unemployment benefits, labor, employment, environmental and tort laws, which could potentially include prior periods, as well as potential liability for employee benefits and tax withholdings.

Even if IOs are properly classified as independent contractors, there is a risk that a governmental agency or court might disagree with our assessment that each IO is the sole employer of its workers and seek to hold us jointly and separately responsible as a co-employer of an IO's workers. In this case, we would incur additional exposure under federal and state tax, workers' compensation, unemployment benefits, labor, employment and tort laws, which could potentially include prior periods, as well as potential liability for employee benefits and tax withholdings since joint employers are each separately responsible for their co-employees' benefits. A misclassification ruling would mean that both IOs and IOs' employees are our employees.

We continue to observe and monitor our compliance with current applicable laws and regulations, but we cannot predict whether laws and regulations adopted in the future, or standards adopted by the courts, regarding the classification of independent contractors will materially adversely affect our business or operations. Further, if we were to become subject to franchise laws or regulations, it would require us to provide additional disclosures, register with state franchise agencies, impact our ability to terminate our Operator Agreements and may increase the expense of, or adversely impact our recruitment of new IOs.

Our success depends on our ability to maintain positive relationships with the IOs and any failure to maintain our relationships on positive terms could materially adversely affect our business, reputation, financial condition and results of operations.

The IOs develop and operate their stores under terms set forth in our Operator Agreements. These agreements give rise to relationships that involve a complex set of mutual obligations and depend on mutual cooperation and trust. We have a standard Operator Agreement that we use with the IOs, which contributes to uniformity of brand standards. We generally have positive relationships with the IOs, based in part on our common understanding of our mutual rights and obligations under the Operator Agreement. However, we and the IOs may not always maintain a positive relationship or always interpret the Operator Agreement in the same way. Our failure to maintain positive relationships with the IOs could individually or in the aggregate cause us to change or limit our business practices, which may make our business model less attractive to the IOs or stockholders or more costly to operate. Active and/or potential disputes with IOs could damage our brand image and reputation.

The success of our business depends in large part on our ability to maintain IOs in profitable stores. If we fail to maintain our IO relationships on acceptable terms, or if one or more of the more profitable IOs were to terminate their Operator Agreements, become insolvent or otherwise fail to comply with brand standards, our business, reputation, financial condition and results of operations could be materially and adversely affected.

The IOs could take actions that could harm our business.

The IOs are contractually obligated to operate their stores in accordance with the brand standards set forth in the Operator Agreements. However, IOs are independent contractors whom we do not control. The IOs operate and oversee the daily operations of their stores and have sole control over all of their employees and other workforce decisions. As a result, IOs make decisions independent of us that bear directly on the ultimate success and performance of their store. Nevertheless, the nature of the brand license creates a symbiotic relationship between our outcome and each IO. Indeed, because we and each of the IOs associate our separate businesses with the Grocery Outlet name and brand reputation, the failure of any IO to comply with our brand standards could potentially have repercussions that extend beyond that IO's own market area and materially adversely affect not only our business, but the business of other IOs and the general brand image and reputation of the Grocery Outlet name. This, in turn, could materially and adversely affect our business and operating results. If any particular IO operates a store in a manner inconsistent with our brand standards, we cannot assure you that we will be able to terminate the Operator Agreement of that IO without disruptions to the operations and sales of that IO's store or other stores.

Risks Related to Data Protection, Cybersecurity and our Information Technology Systems

Any failure to maintain the security of information we hold relating to personal information or payment card data of our customers, employees and suppliers, whether as a result of cybersecurity attacks or otherwise, could subject us to litigation, government enforcement actions and costly response measures, and could materially disrupt our operations and harm our reputation and sales.

In the ordinary course of business, we and the IOs collect, store, process, use and transmit confidential business information and certain personal information relating to customers, employees and suppliers. All customer payment data is encrypted, and we do not store such data in our systems. We rely in part on commercially available systems, software, hardware, services, tools and monitoring to provide security for collection, storage, processing and transmission of personal and/or confidential information. It is possible that cyber attackers might compromise our security measures and obtain the personal and/or confidential information of the customers, employees and suppliers that we hold or our business information.

Moreover, an employee, contractor or third party with whom we work or to whom we outsource business operations may fail to monitor their or our systems effectively, may fail to maintain appropriate safeguards, may misuse the personal and/or confidential information to which they have access, may attempt to circumvent our security measures, may purposefully or inadvertently allow unauthorized access to our or their systems or to personal and/or confidential information or may otherwise disrupt our business operations. We and our customers could suffer harm if valuable business data or employee, customer and other proprietary information were corrupted, lost or accessed or misappropriated by third parties due to a security failure in our systems or those of our suppliers or service providers. It could require significant expenditures to remediate any such failure or breach, severely damage our reputation and our relationships with customers, result in unwanted media attention and lost sales and expose us to risks of litigation and liability. In addition, as a result of recent security breaches and ransomware attacks at a number of prominent retailers, the media and public scrutiny of information security and privacy has become more intense and the regulatory environment has become increasingly uncertain, rigorous and complex. As with most companies, we have experienced cyber-attacks, attempts to breach our systems and other similar incidents, none of which were material in fiscal 2022. As a result, we have incurred significant costs and will continue to incur such costs to monitor and safeguard our systems. We may incur significant costs if there is an unauthorized disclosure of personal information and we may not be able to comply with new regulations.

In addition, various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, information security and consumer protection. For example, the California Consumer Privacy Act ("CCPA"), which became effective on January 1, 2020, established a new privacy framework for covered businesses. In November 2021, California voters passed Proposition 24, also known as the California Privacy Rights Act ("CPRA"), which amends and expands the CCPA. The CCPA and CPRA provide new and enhanced data privacy rights to California residents, such as giving California consumers and employees the right to access and/or delete their personal information, affording consumers and employees the right to opt out of certain sales of personal information, as well as sharing for cross context behavioral advertising, and prohibiting covered businesses from discriminating against consumers (e.g., charging more for services) for exercising any of their CCPA/CPRA rights. The CPRA went into effect January 1, 2023 and added definitions for "sensitive information" as well as "contractors," and bolstered the requirements for agreements that cover the exchange of data. CPRA also established a California Privacy Protection Agency, which is responsible for enforcement activities, rulemaking, and public awareness related to privacy and data protection. Any failure to comply with the laws and regulations surrounding the protection of personal information, privacy and data security could subject us to legal and reputational risks and costs, including significant fines for non-compliance, any of which could have a negative impact on revenues and profits.

Because we and the IOs accept payments using a variety of methods, including cash and checks, credit and debit cards, Electronic Benefit Transfer ("EBT") cards and gift cards, we may be subject to additional rules, regulations, compliance requirements and higher fraud losses. For certain payment methods, we or the IOs pay interchange and other related card acceptance fees, along with additional transaction processing fees. We and the IOs rely on third parties to provide payment transaction processing services, including the processing of credit cards, debit cards, EBT cards and gift cards, and it could disrupt our business if these companies become unwilling or unable to provide these services to us, experience a data security incident or fail to comply with applicable laws, rules and industry standards.

We are also subject to payment card association operating rules, including data security rules, certification requirements and rules governing electronic funds transfers, which could change over time. For example, we and the IOs are subject to Payment Card Industry Data Security Standards, which contain compliance guidelines and standards with regard to our security surrounding the physical and electronic storage, processing and transmission of individual cardholder data. In addition, if our internal systems are breached or compromised, we and the IOs may be liable for card re-issuance costs, subject to fines and higher transaction fees and lose our ability to accept credit and/or debit card payments from our customers, and our business and operating results could be materially adversely affected.

Security breaches and other disruptions to our information technology networks and systems, including a disruption related to cybersecurity, could interfere with our operations and the operations of the IOs and our suppliers, any of which could have a material adverse effect on our business and financial performance.

Cyber-attacks are rapidly evolving and becoming more frequent. Such threats and the means for obtaining access to information in digital and other storage media are becoming increasingly sophisticated and may not immediately produce signs of intrusion. A cyber incident could be caused by malicious outsiders (including state-sponsored espionage or cyberwarfare) or insiders using sophisticated methods to circumvent firewalls, encryption and other security defenses. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. With more employees working remotely at times, there may be increased opportunities for unauthorized access and cyber-attacks. Further, the United States government has warned of the potential risk of Russian cyberattacks stemming from the ongoing Russian-Ukraine conflict.

It is possible that cyber attackers might compromise our security measures and obtain the personal and/or confidential information of the customers, IOs, employees and suppliers that we hold or our business information. Moreover, such cyber-attacks may disrupt access to our and/or our suppliers' networks and systems. Such disruptions could result in delays or cancellations of customer orders or delays or interruptions in the shipment of orders. In addition, cyber-attacks may cause us to incur significant remediation costs, result in delays and disruptions to key business operations, and divert attention of management and key information technology resources. These cyber-incidents could also subject us to liability, expose us to significant expense, and cause significant harm to our reputation and our business.

We rely on the integrity, security and consistent operation of a variety of information technology systems and back-up systems for the efficient functioning of our business, including point of sale, inventory management, purchasing, financials, logistics, accounts payable and human resources information systems. Such systems are subject to damage or interruption from power outages, facility damage, computer and telecommunications failures, computer viruses, cybersecurity breaches, cyber attacks (including malicious codes, worms, phishing and denial of service attacks and ransomware), software upgrade failures or code defects, natural disasters and human error. Damage or interruption to, or defects of design related to, these systems or the integration of such systems may require a significant investment to fix or replace, and we may suffer disruptions in our operations in the interim, loss or corruption of critical data and negative publicity, all of which could have a material adverse effect on our business or results of operations. Although we have taken steps designed to reduce the risk of these events occurring, there can be no guarantee that we or a third party on which we rely will not suffer one of these events. While we maintain cyber risk insurance intended to provide coverage in the event of a breach or other data security incident, there can be no assurance that these policies will cover all incidents that might occur or that the coverage limits under such policies will be adequate for any incidents, claims or damages that we might experience. Additionally, we are exposed to vulnerabilities with respect to our IO's information technology systems.

Any material challenges or difficulties in maintaining or updating our existing technology, including modernizing components of our existing system architecture, or developing or implementing new technology could have a material adverse effect on our business or results of operations.

We modify, update and replace our systems and infrastructure from time to time, including by adding new hardware, software and applications; maintaining, updating or replacing legacy programs; converting to global systems; integrating new service providers; and adding enhanced or new functionality, such as cloud computing technologies. In addition, we have a customized enterprise resource planning system, components of which have already been replaced and additional components of which we are replacing over the next several years, including our financial ledger, inventory management platform and product data warehouse system. The implementation, operation, and proper functionality of these improvements is anticipated to require a significant investment of financial, human, and technical resources. It is possible that we could experience implementation, operational and functionality issues, delays, higher than expected costs and other issues during the course of implementing and utilizing these improvements. With any update or replacement of our systems and infrastructure there is a risk of business disruption, liability and reputational damage associated with these actions, including from not accurately capturing and maintaining data, efficiently testing and implementing changes, realizing the expected benefit of the change and managing the potential disruption of the actions and diversion of internal teams' attention as the changes are implemented.

Further, the time and resources required to implement or optimize the benefits of new technology initiatives, or potential issues that arise in implementing such initiatives, could reduce the efficiency of our operations in the short term.

The efficient operation and successful growth of our business depends upon our information systems, including our ability to operate, maintain and develop them effectively. A failure of those systems could disrupt our business, subject us to liability, damage our reputation, or otherwise impact our financial results.

Legal and Regulatory Risks

Real or perceived concerns that products we and the IOs sell could cause unexpected side effects, illness, injury or death could expose us to lawsuits and harm our reputation, which could result in unexpected costs.

As discussed under "Regulations" in Item I. Business, we and the IOs are subject to regulation by various federal agencies. If our products do not meet applicable safety standards or our customers' expectations regarding safety, we could experience lost sales, increased costs, litigation or reputational harm. Any lost confidence on the part of our customers would be difficult and costly to reestablish. Issues regarding the quality or safety of any food items sold by us, regardless of the cause, could have a substantial and adverse effect on our sales and operating results, as well as our reputation.

There is increasing governmental scrutiny, regulation of and public awareness of food safety. Unexpected side effects, illness, injury or death caused by products we and the IOs sell or involving suppliers that supply us with products could result in the discontinuance of sales of these products or our relationship with such suppliers or prevent us from achieving market acceptance of the affected products. We cannot be sure that consumption or use of our products will not cause side effects, illness, injury or death in the future, as product deficiencies might not be identified before we sell such products to our customers.

We also may be subject to claims, lawsuits or government investigations relating to such matters resulting in costly product recalls and other liabilities that could materially adversely affect our business and results of operations. Even if a product liability claim is unsuccessful or is not fully pursued, negative publicity could materially adversely affect our reputation with existing and potential customers and our corporate and brand image, and these effects could persist over the long term. Any claims brought against us may exceed our existing or future insurance policy coverage or limits. Any judgment against us that is in excess of our policy limits would have to be paid from our cash reserves, which would reduce our capital resources. Further, we may not have sufficient capital resources to pay a judgment, in which case our creditors could levy against our assets.

We are subject to laws and regulations generally applicable to retailers. Compliance with, failure to comply with, or changes to such laws and regulations could have a material adverse effect on our business and financial performance.

Our business is subject to numerous and frequently changing federal, state and local laws and regulations. We routinely incur significant costs in complying with these regulations. The complexity of the regulatory environment in which we and the IOs operate and the related cost of compliance are increasing due to additional legal and regulatory requirements, our expanding operation and increased enforcement efforts and the future application of certain of these legal requirements to our business may be uncertain. New or existing laws, regulations and policies, liabilities arising thereunder and the related interpretations and enforcement practices, particularly those dealing with environmental protection and compliance, climate change, wage and hour and other employment-related laws, taxation, zoning and land use, workplace safety, public health, community right-to-know, product safety or labeling, food safety, alcohol and beverage sales, vitamin and supplements, information security and privacy, among others, may result in significant added expenses or may require extensive system and operating changes that may be difficult to implement and/or could materially increase our cost of doing business. For example, we or the IOs have had to comply with recent new laws in many of the states or counties in which we operate regarding recycling, waste, minimum wages, sick time, vacation, plastic bag and straw bans and sugar taxes. In addition, we and the IOs are subject to environmental laws, including but not limited to hazardous waste laws, regulations related to refrigeration and stormwater, pursuant to which we and/or the IOs could be liable or to which we could be strictly and jointly and severally liable, regardless of our knowledge of or responsibility.

Approximately 13% of sales are in the form of EBT payments and a substantial portion of these payments may be related to benefits associated with the Supplemental Nutritional Assistance Program ("SNAP"). Accordingly, changes in EBT regulations by the U.S. Department of Agriculture or in SNAP benefits by Congress could adversely affect our financial performance. The registration and ongoing compliance requirements for SNAP participation are fairly complex and each of the IOs holds their registration under the name of their business entity and is responsible for ensuring their employees consistently comply with all SNAP rules. Failure to comply can result in de-registration by USDA which, for stores located in areas with high percentages of SNAP customers, can have a significant negative financial impact.

We cannot assure you that we or the IOs will comply promptly and fully with all laws, regulations, policies and the related interpretations that apply to our stores. Untimely compliance or noncompliance with applicable regulations or untimely or incomplete execution of a required product recall, can result in the imposition of penalties (including loss of licenses, eligibility to accept certain government benefits such as SNAP or significant fines or monetary penalties), civil or criminal liability, damages, class action litigation or other litigation, in addition to reputational damage. Even with adequate insurance and indemnification, any claims of non-compliance could significantly damage our reputation and consumer confidence in products we sell. In addition, the failure of such products to comply with applicable regulatory and legislative requirements could prevent us from marketing the products or require us to recall or remove such products from our stores.

Legal proceedings from customers, suppliers, employees, governments or competitors could materially impact our business, reputation, financial condition, results of operations and cash flows.

From time to time, we are subject to allegations, and may be party to legal claims and regulatory proceedings, relating to our business operations. Such allegations, claims and proceedings may be brought by third parties, including our customers, suppliers, employees, governmental or regulatory bodies or competitors, and may include class actions. In recent years, companies have experienced an increase in the number of significant discrimination and harassment and wage and hour claims generally. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. While our IOs and suppliers may indemnify us for certain adverse outcomes, we may still bear significant expenses related to such proceedings.

Risks Associated with Our Indebtedness

Our substantial indebtedness could materially adversely affect our financial condition and our ability to operate our business, react to changes in the economy or industry or pay our debts and meet our obligations under our debt and could divert our cash flow from operations for debt payments.

As of February 21, 2023, we entered into a new Credit Agreement (the "Credit Agreement") under which we had a significant amount of indebtedness comprised of total borrowings of $325.0 million. The Credit Agreement provides for senior secured credit facilities consisting of (i) a senior secured term loan facility of $300.0 million, which was fully drawn as of such date, and (ii) a senior secured revolving credit facility of $400.0 million, of which $25.0 million was drawn as of such date.

In addition, subject to limited restrictions in our Credit Agreement, we may be able to incur substantial additional debt in the future.

Our substantial debt could have important consequences to you, including the following:

- it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt, resulting in possible defaults on and acceleration of such indebtedness;

- we may be unable to obtain additional financing or refinance our existing debt on commercially reasonable terms, or at all;

- a substantial portion of cash flow from operations may be dedicated to debt payments, reducing cash available to fund operations, capital expenditures, business opportunities, acquisitions and other purposes;

- we may need to refinance our debt, sell material assets or operations or raise additional debt or equity capital to service our debt and meet our other commitments;

- we are more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry is more limited; and

- our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised.

Our ability to make payments on our debt and to fund planned capital expenditures depends on our ability to generate cash in the future, which to some extent is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we incur additional debt above the levels currently in effect, including utilizing the availability under our revolving credit facility, the risks associated with our leverage, including those described above, would increase.

Furthermore, all of our debt under our Credit Agreement bears interest at variable rates. If these rates were to increase significantly, whether because of an increase in market interest rates or otherwise, our ability to borrow additional funds may be reduced and the risks related to our substantial debt would intensify.

Restrictive covenants in our Credit Agreement may restrict our ability to pursue our business strategies, and failure to comply with any of these restrictions could result in acceleration of our debt.

The operating and financial restrictions and covenants in our Credit Agreement may materially adversely affect our ability to finance future operations or capital needs or to engage in other business activities. Such restrictions and covenants limit our ability, among other things, to:

- incur additional debt or issue certain preferred shares;

- pay dividends on or make distributions in respect of our common stock or make other restricted payments;

- make certain investments;

- sell certain assets;

- create liens on certain assets to secure debt;

- consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

- make certain payments in respect of certain junior debt obligations;

- enter into certain transactions with our affiliates; and

- designate our subsidiaries as unrestricted subsidiaries.

A breach of any of these covenants could result in a default under our Credit Agreement. Upon the occurrence of an event of default under our Credit Agreement, the lenders could elect to declare all amounts outstanding under our Credit Agreement to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, these lenders could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral to secure our Credit Agreement. Our future operating results may not be sufficient to enable compliance with the financial performance covenants in our Credit Agreement, and we may not have sufficient assets to repay amounts outstanding under our Credit Agreement. In addition, in the event of an acceleration of our debt upon a default, we may not have or be able to obtain sufficient funds to make any accelerated payments.

Furthermore, the terms of any future indebtedness we may incur could have further additional restrictive covenants. We may not be able to maintain compliance with these covenants in the future, and in the event that we are not able to maintain compliance, we cannot assure you that we will be able to obtain waivers from the lenders or amend the covenants.

Risks Related to Accounting, Tax and Financial Statement Matters

Tax matters, including changes in tax laws, our ability to use deferred tax assets, and the impact of tax audits, could have a material adverse effect on our business, financial condition and results of operations.

We are subject to taxes in the United States under federal, state and local jurisdictions in which we operate. We compute our income tax provision based on enacted federal and state tax rates. The governing tax laws and applicable tax rates vary by jurisdiction and are subject to interpretation and macroeconomic, political and other factors. For example, the results of U.S. Presidential and Congressional elections may lead to tax law changes. Further, the ultimate amount of tax payable in a given financial statement period may be impacted by sudden or unforeseen changes in tax laws, changes in the mix and level of earnings by taxing jurisdiction, or changes to existing accounting rules or regulations. For example, the Inflation Reduction Act of 2022, enacted on August 16, 2022, imposes a one-percent non-deductible excise tax on repurchases of stock that are made by U.S. publicly traded corporations on or after January 1, 2023, which may affect our share repurchase program. In addition, as of January 1, 2023, the Tax Act requires research and experimental and software development expenditures attributable to research conducted in the United States to be capitalized and amortized ratably over a five-year period. Accordingly, the determination of our overall provision for income tax and other taxes is inherently uncertain as it requires significant judgement around complex transactions and calculations. As a result, fluctuations in our ultimate obligations may differ materially from amounts recorded in our financial statements and could adversely affect our business, financial condition and results of operations in the periods where such determination is made.

In addition, certain states and local jurisdictions have approved or proposed gross receipt and other tax measures. For example, effective January 1, 2022, the City of Portland in Oregon enacted a 1% tax on net revenue greater than $5 million. Should similar tax measures succeed in other jurisdictions in which we operate, we expect that our operating expenses would increase.

As of December 31, 2022, we had tax-effected Federal and State deferred tax assets of $45.3 million and $3.1 million, respectively. Our ability to use our deferred tax assets is dependent on our ability to generate future earnings within the operating loss carry-forward periods. Of the $45.3 million tax effected Federal deferred tax asset, $11.3 million will expire beginning in 2032 and the remaining $34.0 million does not expire and will carryforward indefinitely. The tax effected State deferred tax asset will expire beginning in 2025. Some or all of our deferred tax asset could expire unused if we are unable to generate taxable income in the future sufficient to utilize the deferred tax asset, or we enter into transactions that limit our right to use it. If a material portion of our deferred tax asset expires unused, it could have a material adverse effect on our future business, results of operations, financial condition and the value of our common stock. Furthermore, we are required by accounting rules to periodically assess our deferred tax assets for a valuation allowance, if necessary. In performing these assessments, we use our historical financial performance to determine whether we have potential valuation allowance concerns and as evidence to support our assumptions about future financial performance. A significant decline in our financial performance could negatively affect the results of our assessments of the recoverability of our deferred tax assets. A valuation allowance against our deferred tax assets could be material and could have a material adverse impact on our financial condition and results of operations.

We may be subject to examinations in the future by federal, state and local authorities on income, employment, sales and other tax matters which may result in assessments of additional taxes. Various tax authorities may disagree with tax positions we take and if any such tax authorities were to successfully challenge one or more of our tax positions, the results could adversely affect our financial condition. We may engage in litigation regarding such matters, which may be time consuming and expensive and may not be successful. While we regularly assess the likelihood of adverse outcomes resulting from such examinations and the adequacy of our provision for taxes, there can be no assurance that such provision is sufficient and that a determination by a tax authority would not have an adverse effect on our business, financial condition and results of operations.

Changes in accounting rules or interpretations thereof, changes to underlying legal agreements as well as other factors applicable to our analysis of the IO entities as variable interest entities could significantly impact our ability to issue our financial statements on a timely basis.

In accordance with the variable interest entities sub-section of Accounting Standards Codification Topic 810, Consolidation, we assess during each of our reporting periods whether we are considered the primary beneficiary of a variable interest entity ("VIE") and therefore are required to consolidate the VIE in our financial statements. We have concluded that the IO entities represent VIEs. However, we have concluded we are not such VIE's primary beneficiary and, accordingly, we do not consolidate the IO entities' financial information. Changes in accounting rules or interpretations thereof, changes to the underlying Operator Agreements (as defined elsewhere in this report) as well as other factors that may impact the economic performance of the IO entities which may be relevant to our analysis of whether to consolidate the IO entities as VIEs could significantly impact our ability to issue our financial statements on a timely basis if, as a result, we are determined to be the primary beneficiary of the IO entities and should consolidate such entities. For example, collecting the requisite accounting data from certain of our IO entities in order to consolidate their financial information would involve substantial time, effort and cost.

Risks Related to Our Common Stock

Our quarterly operating results fluctuate and may fall short of prior periods, our projections or the expectations of securities analysts or investors. The market price of our common stock has been volatile and may continue to fluctuate substantially, due to fluctuations in our operating results or otherwise, which could result in substantial losses for purchasers of our common stock.

Our operating results have fluctuated from quarter to quarter at points in the past and they may do so in the future. Therefore, results of any one fiscal quarter are not a reliable indication of results to be expected for any other fiscal quarter or for any year. If we fail to control costs, appropriately adjust costs to actual results, increase our results over prior periods, achieve our projected results, or meet the expectations of securities analysts or investors, our stock price may decline, and the decrease in the stock price may be disproportionate to the shortfall in our financial performance.

Since the beginning of our 2022 fiscal year through December 31, 2022 our common stock has traded at prices as low as $23.69 and as high as $46.37. The market price volatility of our common stock may continue due to fluctuations in our quarterly operating results or in response to other factors (regardless of our actual operating performance) included in this Risk Factors section and due to the following:

- changes in expectations as to our future financial performance, including guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance, investment recommendations by securities analysts and investors or if securities analysts do not publish research or reports about our business;

- declines in the market prices of stocks generally, changes in general economic or market conditions or trends in our industry or markets;

- strategic actions or announcements by us, our competitors or other third parties;

- changes in business or regulatory conditions;

- additions or departures of key management personnel;

- investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives; and

- the development and sustainability of an active trading market for our stock.

Price volatility may be greater if the public float and trading volume of our common stock are low. In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Furthermore, we currently do not expect to declare any dividends on our common stock in the foreseeable future. In addition, because we are a holding company, our ability to pay dividends on our common stock may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries, including restrictions under our Credit Agreement, and may be further restricted by the terms of any future debt or preferred securities. Your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market could cause the market price for our common stock to decline.

Future sales of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock and might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Further, any issuance of additional equity securities by us may result in additional dilution to you.

Provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider to be in its best interest, including attempts that might result in a premium over the market price of our common stock.

These provisions provide for, among other things:

- the division of our Board of Directors into three classes (which provision sunsets in 2026);

- the ability of our Board of Directors to issue one or more series of preferred stock with powers, preferences and rights that may be senior or on parity with our common stock, which may reduce its value and could have the effect of impeding the success of an attempt to acquire us or otherwise effect a change of control;

- advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at stockholder meetings; and

- certain limitations on convening special stockholder meetings.

These provisions could make it more difficult for a third party to acquire us, even if the third-party's offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.

Our amended and restated bylaws provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America will be the sole and exclusive forums for certain stockholder litigation matters, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws provide, subject to limited exceptions, that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our company to the Company or our stockholders, (iii) action asserting a claim against the Company or any director, officer or other employee of the Company arising pursuant to any provision of the Delaware General Corporation Law, or the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) action asserting a claim against the Company or any director, officer or other employee of the Company governed by the internal affairs doctrine. These provisions shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended (the "Exchange Act") or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selections of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the "Securities Act"), subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated bylaws.

These choice of forum provisions may limit a stockholder's ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for disputes with us or any of our directors, officers or other employees which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions that will be contained in our amended and restated bylaws to be inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of December 31, 2022, we leased 440 of our 441 stores and each of our self-operated distribution centers and warehouse facilities. The one remaining store was owned by an IO. Our stores are located in California (257), Washington (71), Oregon (60), Pennsylvania (27), Idaho (12), Nevada (9), Maryland (3) and New Jersey (2). Our initial lease terms for store locations are typically ten years with options to renew for two or three successive five-year periods. Our corporate headquarters, located in Emeryville, California, is leased under an agreement that expires in 2028, with an option to renew for a five-year period. Our three self-operated primary distribution centers range from approximately 100,000 square feet to approximately 400,000 square feet. Including options to renew, our primary distribution centers have leases expiring between 2024 and 2035.

We believe that our corporate and distribution center facilities are in good operating condition and adequate to support the current needs of our business.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may be party to litigation that arises in the ordinary course of our business. Management believes that we do not have any pending litigation that, separately or in the aggregate, would have a material adverse effect on our results of operations, financial condition or cash flows, and no material legal proceedings were terminated, settled or otherwise resolved during the fourth quarter of the fiscal year ended December 31, 2022.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

The principal market on which our common stock is traded is the Nasdaq Global Select Market under the symbol "GO."

Stockholders

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our common stock. As of February 23, 2023, there were 11 stockholders of record of our common stock. A substantially greater number of stockholders are "street name" or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

Dividend Policy

We currently do not expect to declare any dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to provide working capital, to support our operations, to finance the growth and development of our business and to reduce our net debt. Any determination to declare dividends in the future will be at the discretion of our Board of Directors, subject to applicable laws, and will be dependent on a number of factors, including our earnings, capital requirements and overall financial condition. In addition, because we are a holding company, our ability to pay dividends on our common stock may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries. Further, our ability to pay dividends on our common stock is subject to restrictions under our Credit Agreement, and may be further restricted by the terms of any future debt or preferred securities. See NOTE 14— Subsequent Event to our Consolidated Financial Statements for additional information about our Credit Agreement.

Stock Performance Graph

The following graph shows a comparison of cumulative total return (equal to stock appreciation plus dividends) from June 20, 2019 (the date our common stock began trading on the NASDAQ Global Select Market) through December 31, 2022 for:

- Grocery Outlet Holding Corp.
- Nasdaq Global Market Composite Index
- Nasdaq US Benchmark Retailers Index

Comparison of Cumulative Total Return (Since Listing)



	6/20/2019	12/28/2019	6/27/2020	1/2/2021	7/3/2021	1/1/2022	7/2/2022	12/31/2022
Grocery Outlet Holding Corp.	$ 100.00	$ 117.40	$ 138.20	$ 137.67	$ 121.64	$ 99.19	$ 152.58	$ 102.39
Nasdaq Global Market Composite Index	$ 100.00	$ 107.91	$ 118.09	$ 170.37	$ 179.77	$ 142.69	$ 77.57	$ 67.69
Nasdaq US Benchmark Retailers Index	$ 100.00	$ 112.61	$ 137.13	$ 167.61	$ 185.68	$ 194.52	$ 134.38	$ 133.28

We are required to provide a line-graph presentation comparing cumulative stockholder returns on an indexed basis with a broad equity market index and either a published industry index or an index of peer companies selected by us. We have selected the Nasdaq Global Market Composite Index for the broad equity market index and the Nasdaq US Benchmark Retailers Index as the published industry index.

Notes:

- Assumes initial investment of $100.00 at our closing stock price on June 20, 2019 (our initial listing date). Total return includes reinvestment of dividends.

- If the accounting period end date ends on a day that is not a trading day, the preceding trading day is used.

- The information included under the heading "Stock Performance Graph" in Item 5 of this Annual Report on Form 10-K is "furnished" and not "filed" and shall not be deemed to be "soliciting material" or subject to Regulation 14A, shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the limitations of that section, and shall not be deemed incorporated by reference into any of our filings under the Securities Act or the Securities Exchange Act, whether made before or after the date of this report and irrespective of any general incorporation by reference language in any such filing.

- The stock price performance shown in the graph is not necessarily indicative of future price performance.

Unregistered Sales of Equity Securities

None.

Issuer Purchases of Equity Securities

In November 2021, our Board of Directors approved a share repurchase program. This program, effective November 5, 2021 and without an expiration date, authorized us to repurchase up to $100.0 million of our outstanding common stock utilizing a variety of methods including open market purchases, accelerated share repurchase programs, privately negotiated transactions, structured repurchase transactions and under a Rule 10b5-1 plan (which would permit shares to be repurchased when the Company might otherwise be precluded from doing so under securities laws). During the quarter ended December 31, 2022, we did not repurchase any shares of common stock. As of December 31, 2022, we had $96.6 million of repurchase authority remaining under the share repurchase program.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and related notes thereto included in "Item 8. Financial Statements and Supplementary Data." This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those described in "Item 1A. Risk Factors" or set forth in other sections of this report.

For discussion related to the results of operations and changes in financial condition for fiscal 2021 compared to fiscal 2020 refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II of our Annual Report on Form 10-K for the fiscal year ended January 1, 2022.

We operate on a fiscal year that ends on the Saturday closest to December 31st each year. References to fiscal 2022, fiscal 2021, and fiscal 2020 refer to the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021, respectively. Our 2022 and 2021 fiscal years consisted of 52 weeks while our 2020 fiscal year consisted of 53 weeks.

As used in this report, references to "Grocery Outlet," "the Company," "the registrant," "we," "us" and "our," refer to Grocery Outlet Holding Corp. and its consolidated subsidiaries unless otherwise indicated or the context requires otherwise.


OVERVIEW


We are a high-growth, extreme value retailer of quality, name-brand consumables and fresh products sold through a network of independently operated stores. Our flexible buying model allows us to offer quality, name-brand opportunistic products at prices generally 40% to 70% below those of conventional grocers. Entrepreneurial independent operators ("IOs") run our stores and create a neighborhood feel through personalized customer service and a localized product offering. As of December 31, 2022, we had 441 stores in California, Washington, Oregon, Pennsylvania, Idaho, Nevada, Maryland and New Jersey.

Macroeconomic Conditions

During fiscal 2022 and continuing into fiscal 2023, our business was and continues to be impacted by current macroeconomic conditions including supply chain and labor challenges, inflation, and changes in consumer behavior, and our IOs have been impacted by staffing challenges and increased labor costs within their businesses. The extent of the continuing impact of these factors on our operational and financial performance will depend on many factors, including certain factors outside of our control.

We continue to utilize our unique buying model, our strong vendor relationships and our agile approach to inventory management to offer customers a compelling product assortment at a deep competitive value, however, like many companies in the grocery and retail sectors, we continue to experience increased product costs, which is being mitigated in part in higher retail pricing by us and IOs. These cost increases resulted in part from supply disruptions, increased shipping and transportation costs, increased commodity costs, increased labor costs in the supply chain and other disruptions. In addition to increased product costs, we have incurred greater selling, general and administrative expenses ("SG&A") related to personnel, travel, and other third party and operational costs due to the aforementioned factors. Further, planned construction and opening of new stores during fiscal 2022 was, and may continue to be, negatively impacted due to both increased lead times to acquire materials, obtain permits and licenses as well as higher construction and development related costs. In fiscal 2022 we opened 27 new stores, which was below our long-term strategic goal of 10% unit growth. Our planned new store growth in fiscal 2023 is also expected to be below our long-term strategic unit growth goal, however we expect the pace of openings to accelerate in the second half of the year to our 10% annualized new unit growth rate.

Key Factors and Measures We Use to Evaluate Our Business

We consider a variety of financial and operating measures in assessing the performance of our business. The key generally accepted accounting principles ("GAAP") financial measures we use are net sales, gross profit and gross margin, SG&A and operating income. The key operational metrics and non-GAAP financial measures we use are number of new stores, comparable store sales, EBITDA, adjusted EBITDA, adjusted net income and adjusted earnings per share.

Fiscal 2022 Overview

Key financial and operating performance results for our fiscal 2022 compared to our fiscal 2021 were as follows:

- Net sales increased 16.2% to $3.58 billion for fiscal 2022 from $3.08 billion for fiscal 2021; comparable store sales increased by 11.8% in fiscal 2022.

- We opened 27 new stores and closed one, ending fiscal 2022 with 441 stores in eight states.

- Net income increased 4.4% to $65.1 million, or $0.65 per diluted share for fiscal 2022, compared to net income of $62.3 million, or $0.63 per diluted share, for fiscal 2021.

- Adjusted EBITDA[1] increased 17.4% to $214.7 million for fiscal 2022 compared to $182.9 million for fiscal 2021.

- Adjusted net income[1] increased 19.4% to $93.9 million, or $0.94 per adjusted diluted share[1] for fiscal 2022 compared to $78.6 million, or $0.79 per adjusted diluted share, for fiscal 2021.

————————————

(1)   Adjusted EBITDA, adjusted net income and adjusted diluted earnings per share are non-GAAP financial measures, which exclude the impact of certain special items. Please note that our non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Beginning with the fourth quarter of fiscal 2022, we updated our definitions of adjusted EBITDA, adjusted net income and adjusted earnings per share to no longer exclude the impact of non-cash rent expense and the provision for (write-off of) accounts receivable reserves. The presentation for adjusted EBITDA, adjusted net income and adjusted earnings per share for fiscal 2021 and 2020 has been recast to reflect these changes and a reconciliation between the current and previous definitions of adjusted EBITDA, adjusted net income and adjusted earnings per share have been provided. See the "Operating Metrics and Non-GAAP Financial Measures" section below for additional information about these items, including their definitions, how management utilizes such non-GAAP financial measures and reconciliations of the non-GAAP measures and the most directly comparable GAAP measures.

Key Components of Results of Operations

Net Sales

We recognize revenues from the sale of products at the point of sale, net of any taxes or deposits collected and remitted to governmental authorities. Discounts provided to customers by us are recognized at the time of sale as a reduction in net sales as the products are sold. Discounts that are funded solely by IOs are not recognized as a reduction in net sales as the IO bears the incidental costs arising from the discount. We do not accept manufacturer coupons. Net sales consist of net sales from comparable stores, described below under "Comparable Store Sales," and non-comparable stores. Growth of our net sales is generally driven by expansion of our store base in existing and new markets as well as comparable store sales growth. Net sales are impacted by the spending habits of our customers, product mix and supply, as well as promotional and competitive activities. Our ever-changing selection of offerings across diverse product categories supports growth in net sales by attracting new customers and encouraging repeat visits from our existing customers. The spending habits of our customers are affected by changes in macroeconomic conditions and discretionary income. Our customers' discretionary income is significantly impacted by wages, fuel and other cost-of-living increases including food-at-home inflation, as well as consumer trends and preferences, which fluctuate depending on the environment. Because we offer a broad selection of merchandise at extreme values, historically our business has benefited from periods of economic uncertainty.

Cost of Sales, Gross Profit and Gross Margin

Cost of sales includes, among other things, merchandise costs, inventory markdowns, inventory losses, transportation costs and distribution and warehousing costs, including depreciation. Gross profit is equal to our net sales less our cost of sales. Gross margin is gross profit as a percentage of our net sales. Gross margin is a measure used by management to indicate whether we are selling merchandise at an appropriate gross profit. Gross margin is impacted by product mix and availability, as some products generally provide higher gross margins, and by our merchandise costs, which can vary. Gross margin is also impacted by the costs of distributing and transporting product to our stores, which can vary. Our gross profit is variable in nature and generally follows changes in net sales. While our disciplined buying approach has produced consistent gross margins throughout economic cycles, which we believe has helped to mitigate adverse impacts on gross profit and results of operations, changes in consumer demand like we experienced and continue to experience as a result of the current macroeconomic conditions, including inflationary cost increases for goods, labor and transportation, supply chain constraints and changes in discretionary income, have resulted and could continue to result in unexpected changes to our gross margins. The components of our cost of sales, as well as our gross profit and gross margin, may not be comparable to the same or similar measures of our competitors and other retailers.

Selling, General and Administrative Expenses

SG&A are comprised of both store-related expenses and corporate expenses. Our store-related expenses include commissions paid to IOs, occupancy and our portion of maintenance costs and the cost of opening new IO stores. Company-operated store-related expenses also include payroll, benefits, supplies and utilities. Corporate expenses include payroll and benefits for corporate and field support, marketing and advertising, insurance and professional services and operator recruiting and training costs. We continue to closely manage our expenses and monitor SG&A as a percentage of net sales. SG&A generally increases as we grow our store base and invest in our corporate infrastructure. SG&A related to commissions paid to IOs are variable in nature and generally increase as gross profits rise and decrease as gross profits decline. We expect that our SG&A will continue to increase in future periods as we continue to grow our net sales and gross profits. The components of our SG&A may not be comparable to the components of similar measures of our competitors and other retailers.

Operating Income

Operating income is gross profit less SG&A, depreciation and amortization and share-based compensation. Operating income excludes interest expense, net, gain on insurance recoveries, loss on debt extinguishment and modification and income tax expense (benefit). We use operating income as an indicator of the productivity of our business and our ability to manage expenses.

Results of Operations

The following tables summarize key components of our results of operations both in dollars and as a percentage of net sales (amounts in thousands, except for percentages):

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Net sales	$ 3,578,101	$ 3,079,582	$ 3,134,640
Cost of sales	2,486,002	2,130,796	2,161,293
Gross profit	1,092,099	948,786	973,347
Operating expenses:			
Selling, general and administrative	889,347	773,718	772,409
Depreciation and amortization	75,206	68,358	55,479
Share-based compensation	32,556	17,615	38,084
Total operating expenses	997,109	859,691	865,972
Income from operations	94,990	89,095	107,375
Other expenses (income):			
Interest expense, net	17,967	15,564	20,043
Gain on insurance recoveries	—	(3,970)	—
Loss on debt extinguishment and modification	1,274	—	198
Total other expenses (income)	19,241	11,594	20,241
Income before income taxes	75,749	77,501	87,134
Income tax expense (benefit)	10,697	15,191	(19,579)
Net income and comprehensive income	$ 65,052	$ 62,310	$ 106,713

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Percentage of net sales [1]			
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales	69.5 %	69.2 %	68.9 %
Gross profit	30.5 %	30.8 %	31.1 %
Operating expenses:			
Selling, general and administrative	24.9 %	25.1 %	24.6 %
Depreciation and amortization	2.1 %	2.2 %	1.8 %
Share-based compensation	0.9 %	0.6 %	1.2 %
Total operating expenses	27.9 %	27.9 %	27.6 %
Income from operations	2.7 %	2.9 %	3.4 %
Other expenses (income):			
Interest expense, net	0.5 %	0.5 %	0.6 %
Gain on insurance recoveries	— %	(0.1)%	— %
Loss on debt extinguishment and modification	— %	— %	— %
Total other expenses (income)	0.5 %	0.4 %	0.6 %
Income before income taxes	2.1 %	2.5 %	2.8 %
Income tax expense (benefit)	0.3 %	0.5 %	(0.6)%
Net income and comprehensive income	1.8 %	2.0 %	3.4 %

_____

(1)   Components may not sum to totals due to rounding.

Operating Metrics and Non-GAAP Financial Measures

Number of New Stores

The number of new stores reflects the number of stores opened during a particular reporting period. New stores require an initial capital investment from us for store build-outs, fixtures and equipment that we amortize over time as well as cash required for inventory and pre-opening expenses.

We expect new store growth to be the primary driver of our net sales growth over the long term. We lease substantially all of our store locations. Our initial lease terms on stores are typically ten years with options to renew for two or three successive five-year periods.

Comparable Store Sales

We use comparable store sales as an operating metric to measure performance of a store during the current reporting period against the performance of the same store in the corresponding period of the previous year. Comparable store sales are impacted by the same factors that impact net sales.

Comparable store sales consists of net sales from our stores beginning on the first day of the fourteenth full fiscal month following the store's opening, which is when we believe comparability is achieved. Included in our comparable store definition are those stores that have been remodeled, expanded, or relocated in their existing location or respective trade areas. Excluded from our comparable store definition are those stores that have been closed for an extended period as well as any planned store closures or dispositions. When applicable, as was the case with fiscal 2020 and will be the case with fiscal 2025, we exclude the net sales in the non-comparable week of a 53-week year from the same store sales calculation after comparing the current and prior year weekly periods that are most closely aligned.

Opening new stores is a primary component of our growth strategy and, as we continue to execute on our growth strategy, we expect that a significant portion of our net sales growth will be attributable to non-comparable store net sales. Accordingly, comparable store sales is only one of many measures we use to assess the success of our growth strategy.

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings Per Share

EBITDA, adjusted EBITDA, adjusted net income and adjusted earnings per share are supplemental key metrics used by management and our Board of Directors to assess our financial performance. EBITDA, adjusted EBITDA, adjusted net income and adjusted earnings per share are also frequently used by analysts, investors and other interested parties to evaluate us and other companies in our industry. We use EBITDA, adjusted EBITDA, adjusted net income and adjusted earnings per share to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions and to compare our performance against that of other peer companies using similar measures. In addition, we use adjusted EBITDA to supplement GAAP measures of performance to evaluate our performance in connection with compensation decisions. Management believes it is useful to investors and analysts to evaluate these non-GAAP measures on the same basis as management uses to evaluate our operating results. We believe that excluding items from operating income, net income and net income per diluted share that may not be indicative of, or are unrelated to, our core operating results, and that may vary in frequency or magnitude, enhances the comparability of our results and provides additional information for analyzing trends in our business.

We define EBITDA as net income before net interest expense, income taxes and depreciation and amortization expenses. Adjusted EBITDA represents EBITDA adjusted to exclude share-based compensation expense, asset impairment and gain or loss on disposition and certain other expenses that may not be indicative of, or are unrelated to, our core operating results, and that may vary in frequency or magnitude. Adjusted net income represents net income adjusted for the previously mentioned adjusted EBITDA adjustments, further adjusted for costs related to amortization of purchase accounting assets and deferred financing costs, tax adjustment to normalize the effective tax rate, and tax effect of total adjustments. Basic adjusted earnings per share is calculated using adjusted net income, as defined above, and basic weighted average shares outstanding. Diluted adjusted earnings per share is calculated using adjusted net income, as defined above, and diluted weighted average shares outstanding. EBITDA, adjusted EBITDA, adjusted net income and adjusted earnings per share are non-GAAP measures and may not be comparable to similar measures reported by other companies. EBITDA, adjusted EBITDA, adjusted net income and adjusted earnings per share have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. We address the limitations of the non-GAAP measures through the use of various GAAP measures. In the future, we will incur expenses or charges such as those added back to calculate adjusted EBITDA or adjusted net income. Our presentation of EBITDA, adjusted EBITDA, adjusted net income and adjusted earnings per share should not be construed as an inference that our future results will be unaffected by the adjustments we have used to derive our non-GAAP measures.

Beginning with the fourth quarter of fiscal 2022, we updated our definitions of adjusted EBITDA, adjusted net income and adjusted earnings per share to no longer exclude the impact of non-cash rent expense and the provision for (write-off of) accounts receivable reserves. The presentation for adjusted EBITDA, adjusted net income and adjusted earnings per share for fiscal 2021 and 2020 has been recast to reflect these changes and a reconciliation between the current and previous definitions of adjusted EBITDA, adjusted net income and adjusted earnings per share have been provided within the "—GAAP to Non-GAAP Reconciliations" section below.

The following table summarizes key operating metrics and non-GAAP financial measures for the periods presented (amounts in thousands, except for percentages and store counts):

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Other Financial and Operations Data			
Number of new stores	27	36	35
Number of stores open at end of period	441	415	380
Comparable store sales increase (decrease) [1]	11.8 %	(6.0)%	12.7 %
EBITDA [2]	$ 171,967	$ 164,189	$ 165,228
Adjusted EBITDA [2]	$ 214,682	$ 182,892	$ 212,705
Adjusted net income [2]	$ 93,858	$ 78,588	$ 105,309

_____

[1]   Comparable store sales consist of net sales from our stores beginning on the first day of the fourteenth full fiscal month following the store's opening, which is when we believe comparability is achieved. For fiscal 2020, which is a 53-week year, we excluded the sales in the non-comparable week from the comparable store sales calculation after comparing the current and prior year weekly periods that are most closely aligned.

[2]   See "—GAAP to Non-GAAP Reconciliations" section below for the applicable reconciliations. Beginning with the fourth quarter of fiscal 2022, we updated our definitions of adjusted EBITDA and adjusted net income to no longer exclude the impact of non-cash rent expense and the provision for (write-off of) accounts receivable reserves.

GAAP to Non-GAAP Reconciliations

The following tables provide a reconciliation from our GAAP net income to EBITDA and adjusted EBITDA, GAAP net income to adjusted net income, and our GAAP earnings per share to adjusted earnings per share for the periods presented (amounts in thousands, except per share data):

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Net income	$ 65,052	$ 62,310	$ 106,713
Interest expense, net	17,967	15,564	20,043
Income tax expense (benefit)	10,697	15,191	(19,579)
Depreciation and amortization expenses [1]	78,251	71,124	58,051
EBITDA	171,967	164,189	165,228
Share-based compensation expenses [2]	32,556	17,615	38,084
Asset impairment and gain or loss on disposition [3]	1,176	1,241	1,727
Other [4]	8,983	(153)	7,666
Adjusted EBITDA, revised definition	$ 214,682	$ 182,892	$ 212,705
Revised definition no longer adjusts for:			
Non-cash rent [5]	6,932	10,753	10,673
Provision for (write-off of) accounts receivable reserves [6]	4,318	4,813	(456)
Adjusted EBITDA, previous definition	$ 225,932	$ 198,458	$ 222,922

49

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Net income	$ 65,052	$ 62,310	$ 106,713
Share-based compensation expenses [2]	32,556	17,615	38,084
Asset impairment and gain or loss on disposition [3]	1,176	1,241	1,727
Other [4]	8,983	(153)	7,666
Amortization of purchase accounting assets and deferred financing costs [7]	10,877	11,821	11,808
Tax adjustment to normalize effective tax rate [8]	(10,084)	(5,928)	(44,089)
Tax effect of total adjustments [9]	(14,702)	(8,318)	(16,600)
Adjusted net income, revised definition	$ 93,858	$ 78,588	$ 105,309
GAAP earnings per share			
Basic	$ 0.67	$ 0.65	$ 1.16
Diluted	$ 0.65	$ 0.63	$ 1.08
Adjusted earnings per share, revised definition			
Basic	$ 0.97	$ 0.82	$ 1.15
Diluted	$ 0.94	$ 0.79	$ 1.07
Revised definition no longer adjusts for:			
Non-cash rent [5]	6,932	10,753	10,673
Provision for (write-off of) accounts receivable reserves [6]	4,318	4,813	(456)
Change in tax effect of total adjustments [9]	(3,087)	(4,241)	(2,861)
Adjusted net income, previous definition	$ 102,021	$ 89,913	$ 112,665
Adjusted earnings per share, previous definition			
Basic	$ 1.05	$ 0.94	$ 1.23
Diluted	$ 1.02	$ 0.90	$ 1.14
Weighted average shares outstanding			
Basic	96,812	95,725	91,818
Diluted	100,162	99,418	98,452

_____

(1) Includes depreciation related to our distribution centers, which is included within the cost of sales line item in our consolidated statements of operations and comprehensive income. See NOTE 1—Organization and Summary of Significant Accounting Policies to our Consolidated Financial Statements for additional information about the components of cost of sales.

(2) Includes non-cash share-based compensation expense and $0.1 million, $0.2 million, and $0.4 million of cash dividends paid in fiscal 2022, 2021, and 2020 respectively, on vested share-based awards as a result of dividends declared in connection with recapitalizations that occurred in fiscal 2018 and 2016.

(3) Represents asset impairment charges and gains or losses on dispositions of assets.

(4) Represents other non-recurring, non-cash or non-operational items, such as store closing costs, technology upgrade implementation costs, legal settlements and other legal expenses, loss on debt extinguishment, costs related to employer payroll

taxes associated with equity awards, certain personnel-related costs, strategic project costs, gain on insurance recoveries, and miscellaneous costs.

(5)   Consists of the non-cash portion of rent expense, which represents the difference between our straight-line rent expense recognized under GAAP and cash rent payments. The adjustment can vary depending on the average age of our lease portfolio, which has been impacted by our significant store growth in recent years.

(6)   Represents non-cash changes in reserves related to our IO notes and accounts receivable.

(7)   Represents the amortization of debt issuance costs and incremental amortization of an asset step-up resulting from purchase price accounting related to our acquisition in 2014 by an investment fund affiliated with Hellman & Friedman LLC, which included trademarks, customer lists, and below-market leases.

(8)   Represents adjustments to normalize the effective tax rate for the impact of unusual or infrequent tax items that we do not consider in our evaluation of ongoing performance, including excess tax benefits related to stock option exercises and vesting of restricted stock units ("RSUs") that are recorded in earnings as discrete items in the reporting period in which they occur.

(9)   Represents the tax effect of the total adjustments. We calculate the tax effect of the total adjustments on a discrete basis excluding any non-recurring and unusual tax items.

Comparison of fiscal 2022 to fiscal 2021 (amounts in thousands, except percentages)

Net Sales

| | Fiscal Year Ended | | | |
	December 31, 2022	January 1, 2022	$ Change	% Change
Net sales	$ 3,578,101	$ 3,079,582	$ 498,519	16.2 %

The increase in net sales for fiscal 2022 compared to fiscal 2021 was primarily attributable to an increase in comparable store sales as well as non-comparable store net sales growth primarily from the 26 net new stores opened during fiscal 2022.

Comparable store sales increased 11.8% for fiscal 2022 compared to fiscal 2021. The increase was driven by a 5.9% increase in the number of transactions combined with a 5.6% increase in average transaction size.

Cost of Sales

| | Fiscal Year Ended | | | |
	December 31, 2022	January 1, 2022	$ Change	% Change
Cost of sales	$ 2,486,002	$ 2,130,796	$ 355,206	16.7 %
% of net sales	69.5 %	69.2 %		

The increase in cost of sales for fiscal 2022 compared to fiscal 2021 was primarily the result of an increase in comparable store sales combined with non-comparable sales from 26 net new stores opened during fiscal 2022 (as discussed above).

Costs as a percentage of net sales increased for fiscal 2022 compared to fiscal 2021 due to the impact of inflationary product and supply chain cost pressures, partially offset by increases in retail pricing. Due to the interdependencies of the above-mentioned inflationary and supply chain factors as well as our dynamic ever-changing assortment, we are unable to quantify the impact that they individually had on costs as a percentage of net sales.

Gross Profit and Gross Margin

| | Fiscal Year Ended | | | |
	December 31, 2022	January 1, 2022	$ Change	% Change
Gross profit	$ 1,092,099	$ 948,786	$ 143,313	15.1 %
Gross margin	30.5 %	30.8 %		

The increase in gross profit for fiscal 2022 compared to fiscal 2021 was primarily the result of an increase in comparable store sales combined with non-comparable sales from 26 net new stores opened during fiscal 2022 (as discussed above).

Gross margin decreased for fiscal 2022 compared to fiscal 2021 due to the impact of inflationary product and supply chain cost pressures, partially offset by increases in retail pricing (as discussed above).

Selling, General and Administrative Expenses

| | Fiscal Year Ended | | | |
	December 31, 2022	January 1, 2022	$ Change	% Change
SG&A	$ 889,347	$ 773,718	$ 115,629	14.9 %
% of net sales	24.9 %	25.1 %		

The increase in SG&A for fiscal 2022 compared to fiscal 2021 was driven by $80.0 million in higher store-related expenses and $35.7 million in higher corporate-related expenses. Store-related expenses primarily increased as a result of higher commission payments to IOs, reflecting gross profit growth, as well as higher store occupancy costs due to 26 net new stores opened during 2022. Corporate-related expenses increased largely due to higher incentive compensation, reflecting stronger financial performance versus the prior year.

As a percentage of net sales, SG&A decreased slightly for fiscal 2022 compared to fiscal 2021 as leverage on store-related expenses was largely offset by higher incentive compensation expense.

Depreciation and Amortization Expense

	Fiscal Year End			
	December 31, 2022	January 1, 2022	$ Change	% Change
Depreciation and amortization	$ 75,206	$ 68,358	$ 6,848	10.0 %
% of net sales	2.1 %	2.2 %		

The increase in depreciation and amortization expenses for fiscal 2022 compared to fiscal 2021 was primarily driven by new store growth and existing store investments.

Share-based Compensation Expense

	Fiscal Year Ended			
	December 31, 2022	January 1, 2022	$ Change	% Change
Share-based compensation	$ 32,556	$ 17,615	$ 14,941	84.8 %
% of net sales	0.9 %	0.6 %		

The increase in share-based compensation expenses for fiscal 2022 compared to fiscal 2021 was primarily due to the impact of share-based awards granted in October of fiscal 2021 and March of fiscal 2022 as well as an increase in the number of performance-based restricted stock units ("PSUs") expected to be earned based on revised performance expectations during fiscal 2022.

See NOTE 8—Share-based Awards to our Consolidated Financial Statements for additional information.

Interest Expense, net

	Fiscal Year Ended			
	December 31, 2022	January 1, 2022	$ Change	% Change
Interest expense, net	$ 17,967	$ 15,564	$ 2,403	15.4 %
% of net sales	0.5 %	0.5 %		

The increase in net interest expense for fiscal 2022 compared to fiscal 2021 was primarily driven by increases in the effective borrowing rate, partially offset by both the April 2022 prepayment of $75.0 million of principal on the senior term loan outstanding under our prior first lien credit agreement, dated as of October 22, 2018, as well as increased interest income from cash and cash equivalents.

See NOTE 6—Long-term Debt to our Consolidated Financial Statements for additional information.

Gain on Insurance Recoveries

| | Fiscal Year Ended | | | |
	December 31, 2022	January 1, 2022	$ Change	% Change
Gain on insurance recoveries	$ —	$ (3,970)	$ 3,970	(100.0)%
% of net sales	— %	(0.1)%		

During fiscal 2021, we recorded a $4.0 million gain on insurance due to proceeds received related to the loss of our Paradise, California store due to a wildfire in 2018.

Loss on Debt Extinguishment and Modification

| | Fiscal Year Ended | | | |
	December 31, 2022	January 1, 2022	$ Change	% Change
Loss on debt extinguishment and modification	$ 1,274	$ —	$ 1,274	N/A
% of net sales	— %	— %		

During fiscal 2022, we recorded a $1.3 million loss on debt extinguishment related to the prepayment of $75.0 million of principal on the senior term loan outstanding under our prior first lien credit agreement, dated as of October 22, 2018.

See NOTE 6—Long-term Debt to our Consolidated Financial Statements for additional information.

Income Tax Expense (Benefit)

| | Fiscal Year Ended | | | |
	December 31, 2022	January 1, 2022	$ Change	% Change
Income tax expense (benefit)	$ 10,697	$ 15,191	$ (4,494)	(29.6)%
% of net sales	0.3 %	0.5 %		
Effective tax rate	14.1 %	19.6 %		

The decrease in income tax expense for fiscal 2022 compared to fiscal 2021 was primarily driven by benefits associated with accelerated tax depreciation on fixtures and equipment as well as leasehold assets.

See NOTE 10—Income Taxes to our Consolidated Financial Statements for additional information.

Net Income

| | Fiscal Year Ended | | | |
	December 31, 2022	January 1, 2022	$ Change	% Change
Net income	$ 65,052	$ 62,310	$ 2,742	4.4 %
% of net sales	1.8 %	2.0 %		

As a result of the foregoing factors, net income increased in fiscal 2022 compared to fiscal 2021.

Adjusted EBITDA

| | Fiscal Year Ended | | | |
	December 31, 2022	January 1, 2022	$ Change	% Change
Adjusted EBITDA	$ 214,682	$ 182,892	$ 31,790	17.4 %

The increase in adjusted EBITDA for fiscal 2022 compared to fiscal 2021 was primarily attributable to net sales growth, as discussed above, partially offset by decreases in gross margin and increases in SG&A.

Adjusted Net Income

| | Fiscal Year Ended | | | |
	December 31, 2022	January 1, 2022	$ Change	% Change
Adjusted net income	$ 93,858	$ 78,588	$ 15,270	19.4 %

The increase in adjusted net income for fiscal 2022 compared to fiscal 2021 was primarily a result of net sales growth, as discussed above, partially offset by decreases in gross margin and increases in SG&A.

Liquidity and Capital Resources

Sources of Liquidity

Based on our current operations and new store growth plans, we expect to satisfy our short-term and long-term cash requirements through a combination of our existing cash and cash equivalents position, funds generated from operating activities, and the borrowing capacity available in the revolving credit facility under our credit agreement, dated as of February 21, 2023 (the "Credit Agreement"). If cash generated from our operations and borrowings under our revolving credit facility are not sufficient or available to meet our liquidity requirements, then we will be required to obtain additional equity or debt financing in the future. There can be no assurance equity or debt financing will be available to us when we need it or, if available, the terms will be satisfactory to us and not dilutive to our then-current stockholders. Additionally, we may seek to take advantage of market opportunities to refinance our existing debt instruments with new debt instruments at interest rates, maturities and terms we deem attractive.

As of December 31, 2022, we had cash and cash equivalents of $102.7 million, which consisted primarily of cash held in checking and money market accounts with financial institutions. In addition, on such date we had a revolving credit facility with $100.0 million in borrowing capacity under a first lien credit agreement, dated as of October 22, 2018, with GOBP Holdings, Inc., as borrower (the "Prior First Lien Credit Agreement"). As of December 31, 2022, we had $3.5 million of outstanding standby letters of credit and $96.5 million of remaining borrowing capacity available under this revolving credit facility. We did not borrow under this revolving credit facility during fiscal 2022 and had no borrowings outstanding thereunder as of December 31, 2022.

On February 21, 2023, we entered into the Credit Agreement, which provides for senior secured credit facilities consisting of (i) a senior secured term loan facility in an aggregate principal amount of $300.0 million and (ii) a senior secured revolving credit facility in an aggregate principal amount of $400.0 million. The term loan facility was borrowed in full on such date, and $25.0 million of the revolving credit facility was borrowed on such date, resulting in a remaining borrowing capacity of $375.0 million under the revolving credit facility.

The new senior secured credit facilities of the Credit Agreement permit us to add incremental term loan facilities, increase any existing term loan facility, increase revolving commitments, and/or add incremental replacement revolving credit facility tranches. The aggregate principal amount of such incremental facilities are limited to (a) an amount not in excess of the sum of the greater of $200.0 million and 100% of Consolidated EBITDA (as defined in the Credit Agreement), subject to certain limitations, plus (b) voluntary prepayments of the term loan facility, voluntary permanent reductions of the commitments for the revolving credit facility and voluntary prepayments of indebtedness secured by liens on the collateral securing the credit facilities, subject to certain exceptions, plus (c) an amount such that (assuming that the full amount of any such incremental revolving increase and/or incremental replacement revolving credit facility was drawn, and after giving effect to any appropriate pro forma adjustment events) we would be in compliance, on a pro forma basis (but excluding the cash proceeds of such incurrence), with a total net leverage ratio of 3.00 to 1.00.

We used the net proceeds from the Credit Agreement, together with cash on hand, to repay all of the outstanding balance on the credit facilities under our Prior First Lien Credit Agreement of $387.2 million, and pay fees and expenses in connection therewith. All of our subsidiaries' obligations under the Prior First Lien Credit Agreement were discharged at such time.

We may, from time to time, at our sole discretion, prepay or retire all or a portion of our outstanding debt. In April 2022, for example, we prepaid $75.0 million of principal on the senior term loan outstanding under our Prior First Lien Credit Agreement.

Material Cash Requirements

Leases

We have operating and finance lease arrangements for substantially all store locations, distribution centers, and certain office space and equipment. As of December 31, 2022, total lease assets and lease liabilities were $907.9 million and $1.0 billion, respectively, and we had executed leases for 43 store locations that we had not yet taken possession of with total undiscounted future lease payments of $224.7 million and lease terms through 2041. See NOTE 4—Leases to our Consolidated Financial Statements for further detail of our lease obligations and the timing of lease liability maturities.

Debt Obligations and Interest Payments

See NOTE 6—Long-term Debt to our Consolidated Financial Statements for further detail of our Prior First Lien Credit Agreement, which consisted of a $385.0 million senior term loan and a revolving credit facility for an amount up to $100.0 million, and the timing of principal maturities. As of December 31, 2022, based on the then-current interest rate of

7.13%, expected future interest payments associated with our debt totaled $78.2 million, with $27.8 million payable during fiscal 2023.

In February 2023, we repaid this indebtedness with the net proceeds from borrowings under our Credit Agreement as discussed above. Our borrowings under the Credit Agreement bear interest at variable interest rates. In addition, the Credit Agreement requires the Company to make scheduled quarterly amortization payments of the outstanding term loans starting in June 2023. Such payments total $56.3 million over the term of the term loan facility, with $3.8 million payable during Fiscal 2023. The remaining term loan facility principal balance will become due in February 2028 at maturity. See NOTE 14—Subsequent Event to our Consolidated Financial Statements for further detail of our Credit Agreement.

Capital Expenditures

Our capital expenditures are primarily related to new store openings, ongoing store maintenance and improvements, expenditures related to our distribution centers and infrastructure-related investments, including investments related to upgrading and maintaining our information technology systems and corporate offices. We expect to fund capital expenditures through cash generated from our operations. As compared to capital expenditures of $129.2 million, net of tenant improvement allowances, in fiscal 2022, we expect to incur capital expenditures of approximately $155.0 million, net of tenant improvement allowances, in fiscal 2023, primarily related to new store openings, ongoing store maintenance and improvements and systems and infrastructure investments.

Working Capital and Purchase Commitments

Our primary working capital requirements are for the purchase of inventory, payroll, rent, issuance of IO notes, other store facilities costs, distribution costs and general and administrative costs. Our working capital requirements fluctuate during the year, driven primarily by the timing of inventory fluctuations, new store openings and capital spending.

Our purchase commitments consist of non-cancelable obligations under service and supply contracts. As of December 31, 2022, we had total purchase obligations of $2.5 million, with $0.6 million payable during fiscal 2023.

Share Repurchases and Dividends

We may repurchase our common stock pursuant to programs approved by our Board of Directors. As of December 31, 2022, we had $96.6 million of repurchase authority remaining under the current share repurchase program. See "Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Issuer Purchases of Equity Securities" for discussion about our Board-authorized share repurchase program.

As of December 31, 2022, we expect to pay less than $0.1 million related to dividends declared in our recapitalization in 2018 for stock options that will vest during fiscal 2023. Pursuant to The Globe Holding Corp. 2014 Plan, if we are unable to make those payments, we may instead elect to reduce the per share exercise price of each such option by an amount equal to the dividend amount in lieu of making the applicable dividend payment.

Debt Covenants

The Credit Agreement contains certain customary representations and warranties, subject to limitations and exceptions, and affirmative and customary covenants. The Credit Agreement contains certain covenants that, among other things, limit the our ability and the ability of our restricted subsidiaries to: pay dividends or distributions, repurchase equity, prepay junior debt and make certain investments; incur additional debt or issue certain disqualified stock and preferred stock; incur liens on assets; merge or consolidate with another company or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets; enter into transactions with affiliates; and allow to exist certain restrictions on the ability of subsidiaries to pay dividends or make other payments to the borrower. The Credit Agreement also contains financial performance covenants requiring us to satisfy a maximum total net leverage ratio test and a minimum interest coverage ratio test as of the last day of each fiscal quarter ending on or after April 1, 2023, as specified therein.

Our Prior First Lien Credit Agreement also contained certain customary representations and warranties, subject to limitations and exceptions, and affirmative and customary covenants and restricted us from entering into certain types of transactions. Additionally, borrowing under the revolving credit facility under our Prior First Lien Credit Agreement was subject to compliance with a first lien secured leverage ratio of 7.00 to 1.00 (as specified in the Prior First Lien Credit Agreement), tested quarterly if, and only if, the aggregate principal amount outstanding and/or issued, as applicable, from the revolving facility, letters of credit (to the extent not cash collateralized or backstopped or, in the aggregate, not in excess of the greater of $10.0 million and the stated face amount of letters of credit outstanding on the closing date) and swingline loans exceeded 35% of the total amount of the revolving credit facility commitments.

As of December 31, 2022, we were in compliance with all applicable financial covenant requirements for our Prior First Lien Credit Agreement.

Cash Flows

The following table summarizes our cash flows for the periods presented (amounts in thousands):

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Net cash provided by operating activities	$ 185,511	$ 165,587	$ 181,237
Net cash used in investing activities	(149,931)	(136,713)	(133,786)
Net cash provided by (used in) financing activities	(72,937)	5,885	29,774
Net increase (decrease) in cash and cash equivalents	$ (37,357)	$ 34,759	$ 77,225

Cash Provided by Operating Activities

Net cash provided by operating activities was $185.5 million for fiscal 2022 compared to $165.6 million for fiscal 2021. The $19.9 million increase was primarily due to higher net sales driven by an increase in comparable store sales combined with changes to our working capital balances. Changes to trade accounts payable and accrued compensation increased net cash flow provided by operating activities, which were partially offset by changes to merchandise inventory levels.

Cash Used in Investing Activities

Net cash used in investing activities for fiscal 2022, fiscal 2021, and fiscal 2020 was primarily for capital expenditures and loans to IOs.

Net cash used in investing activities was $149.9 million for fiscal 2022 compared to $136.7 million for fiscal 2021. The $13.2 million increase was primarily related to an increase in expenditures related to construction of newly opened stores and stores under development and existing store capital investments, combined with an increase of investments in computer software intangible assets. Of the $149.9 million net cash used in investing activities during fiscal 2022, $130.5 million represented purchases of property and equipment prior to the application of tenant improvement allowances.

Cash Provided by (Used in) Financing Activities

Net cash used in financing activities of $72.9 million for fiscal 2022 was primarily due to the prepayment of $75.0 million of principal on the senior term loan outstanding under our First Lien Credit Agreement as well as the repurchase of $3.5 million worth of common stock, partially offset by $6.9 million in proceeds from the exercise of stock options. Net cash provided by financing activities of $5.9 million for fiscal 2021 was primarily due to $7.2 million in proceeds from the exercise of stock options, partially offset by $1.2 million in principal payments on finance leases.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with GAAP. A summary of our significant accounting policies can be found in NOTE 1—Organization and Summary of Significant Accounting Policies to our Consolidated Financial Statements. The preparation of our consolidated financial statements requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. These judgments and estimates are based on historical experience and other factors believed to be reasonable under the circumstances.

Management evaluated the development and selection of our critical accounting policies and estimates and believes that the following involves a higher degree of judgment or complexity and is most significant to reporting our results of operations and financial position, and is therefore discussed as critical. The following critical accounting policy reflects a significant estimate and judgment used in the preparation of our consolidated financial statements. With respect to critical accounting policies, even a relatively minor variance between actual and expected results can potentially have a materially favorable or unfavorable impact on subsequent results of operations.

Long-lived asset impairment

We evaluate long-lived assets, including property and equipment and lease right-of-use assets, for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. For purposes of this evaluation, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. Our retail stores are evaluated for impairment at the store level. A long-lived asset or asset group may be impaired if its carrying value exceeds its estimated undiscounted future cash flows over its remaining useful life. The total amount of property and equipment, including store assets, and operating lease right-of-use assets as of December 31, 2022 were $560.7 million and $902.2 million, respectively.

Our impairment calculations contain uncertainties because they require us to make assumptions and to apply judgment to estimate future cash flows. Key assumptions used in estimating future cash flows include projected sales growth and operating expenses. Estimates of sales growth and operating expenses are based on internal projections and consider the store's historical performance, length of time the store has been open, the local market economics and the business environment impacting the store's performance. These estimates are subjective and our ability to realize future cash flows is affected by factors such as ongoing maintenance and improvement of the assets, changes in economic conditions and changes in operating performance. We have not made any material changes in the accounting methodology used to evaluate the impairment of long-lived assets during fiscal 2022. If actual results are not consistent with our estimates and assumptions used to calculate estimated future cash flows, we may be exposed to impairment losses that could be material.

If a long-lived asset or asset group is determined to be impaired, we record an impairment loss for the amount by which the carrying value of the asset or asset group exceeds its fair value. The estimated fair value of the asset or asset group is based on the estimated discounted future cash flows of the asset or asset group using a discount rate commensurate with the related risk.

There were no adjustments to the carrying value of long-lived assets due to impairment charges during fiscal 2022, 2021 and 2020.

Recent Accounting Pronouncements

Refer to NOTE 1—Organization and Summary of Significant Accounting Policies to our Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our operating results are subject to market risk from interest rate fluctuations on our credit facilities, which bear variable interest rates. As of December 31, 2022, our outstanding credit facilities included a $385.0 million senior term loan under the Prior First Lien Credit Agreement. As of December 31, 2022, the effective interest rate on the senior term loan was 7.13% (See NOTE 6—Long-term Debt to our Consolidated Financial Statements for additional information). Based on the outstanding balance and interest rate of our senior term loan under the Prior First Lien Credit Agreement as of December 31, 2022, a hypothetical 10% relative increase or decrease in the effective interest rate would cause an increase or decrease in interest expense of approximately $2.7 million over the next 12 months.

We do not use derivative financial instruments for speculative or trading purposes, but this does not preclude our adoption of specific hedging strategies in the future.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we have experienced varying levels of inflation, resulting in part from various supply disruptions, increased shipping and transportation costs, increased commodity costs, increased labor costs in the supply chain, increased SG&A related to personnel, travel, and other operational costs and other disruptions caused by the current macroeconomic environment. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information regarding the impact that inflation had on gross margin and net income during the periods reported. Furthermore, our results of operations and financial condition may be materially impacted by inflation in the future.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

GROCERY OUTLET HOLDING CORP.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Grocery Outlet Holding Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Grocery Outlet Holding Corp. and subsidiaries (the "Company") as of December 31, 2022 and January 1, 2022, the related consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows, for each of the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021, and the related notes and Schedule I listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and January 1, 2022, and the results of its operations and its cash flows for each of the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2023 expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Long-Lived Store Asset Impairment — Refer to Note 1, 3, and 4 to the financial statements

Critical Audit Matter Description

The Company performs an analysis of the carrying value of all long-lived store assets for impairment at an individual store level whenever events or changes in circumstances indicate that the carrying value of individual store assets may not be recoverable. The Company's impairment analysis determines whether projected undiscounted future cash flows from operations are sufficient to recover the carrying value of these store assets. Impairment may result when the carrying value of these store assets exceeds the estimated undiscounted future cash flows over the remaining useful life. The total amount of property and equipment, including store assets, and operating lease right-of-use assets as of December 31, 2022 are $560.7 million and $902.2 million, respectively. The Company's impairment analysis consists of (1) identifying stores with indicators of impairment, (2) testing the identified store assets for recoverability and (3) measuring the impairment loss, if any. During the year ended December 31, 2022, the Company recorded no impairment of long-lived assets.

The principal considerations for our determination that performing procedures relating to the impairment of store-level long-lived assets is a critical audit matter relates to the significant judgment by management in developing the estimated future cash flows expected to be generated by the asset. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the cash flows, including the significant assumptions for sales growth rate and gross margin.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's judgments regarding the forecasts of future cash flows included the following, among others:

- We tested the operating effectiveness of controls over management's long-lived store asset impairment evaluation, including those over future sales growth and gross margin projections

- We evaluated management's ability to accurately forecast future sales growth and gross margin by comparing actual results to management's historical forecasts

- We evaluated the reasonableness of management's sales growth and gross margin forecasts by comparing the forecasts to:

  – Current and past sales and gross margins of the overall Company and individual store level asset groups

  – Consistency with external market and industry data

  – Internal communications to management and the Board of Directors

- We tested the completeness, accuracy, and relevance of underlying data used in determining undiscounted cash flows.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
March 1, 2023

We have served as the Company's auditor since 2007.

GROCERY OUTLET HOLDING CORP.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2022	January 1, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 102,728	$ 140,085
Independent operator receivables and current portion of independent operator notes, net of allowance $2,238 and $1,406	10,805	7,219
Other accounts receivable, net of allowance $7 and $57	4,368	3,159
Merchandise inventories	334,319	275,502
Prepaid expenses and other current assets	15,137	16,780
Total current assets	467,357	442,745
Independent operator notes, net of allowance $12,509 and $10,506	22,535	21,516
Property and equipment, net	560,746	499,387
Operating lease right-of-use assets	902,163	898,152
Intangible assets, net	63,993	51,921
Goodwill	747,943	747,943
Other assets	7,667	8,144
Total assets	$ 2,772,404	$ 2,669,808
Liabilities and Stockholders' Equity		
Current liabilities:		
Trade accounts payable	$ 137,631	$ 122,110
Accrued and other current liabilities	53,213	49,025
Accrued compensation	27,194	8,450
Current lease liabilities	54,586	51,136
Income and other taxes payable	7,890	7,185
Total current liabilities	280,514	237,906
Long-term debt, net	379,650	451,468
Deferred income tax liabilities, net	19,782	9,416
Long-term lease liabilities	980,759	961,746
Other long-term liabilities	1,485	—
Total liabilities	1,662,190	1,660,536
Commitments and contingencies (NOTE 12)		
Stockholders' equity:		
Common stock, par value $0.001 per share, 500,000,000 shares authorized; 97,674,356 and 96,144,433 shares issued and outstanding, respectively	98	96
Series A Preferred stock, par value $0.001 per share, 50,000,000 shares authorized; no shares issued and outstanding	—	—
Additional paid-in capital	847,589	811,701
Retained earnings	262,527	197,475
Total stockholders' equity	1,110,214	1,009,272
Total liabilities and stockholders' equity	$ 2,772,404	$ 2,669,808

See Notes to Consolidated Financial Statements

GROCERY OUTLET HOLDING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(in thousands, except per share data)

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Net sales	$ 3,578,101	$ 3,079,582	$ 3,134,640
Cost of sales	2,486,002	2,130,796	2,161,293
Gross profit	1,092,099	948,786	973,347
Operating expenses:			
Selling, general and administrative	889,347	773,718	772,409
Depreciation and amortization	75,206	68,358	55,479
Share-based compensation	32,556	17,615	38,084
Total operating expenses	997,109	859,691	865,972
Income from operations	94,990	89,095	107,375
Other expenses (income):			
Interest expense, net	17,967	15,564	20,043
Gain on insurance recoveries	—	(3,970)	—
Loss on debt extinguishment and modification	1,274	—	198
Total other expenses (income)	19,241	11,594	20,241
Income before income taxes	75,749	77,501	87,134
Income tax expense (benefit)	10,697	15,191	(19,579)
Net income and comprehensive income	$ 65,052	$ 62,310	$ 106,713
Basic earnings per share	$ 0.67	$ 0.65	$ 1.16
Diluted earnings per share	$ 0.65	$ 0.63	$ 1.08
Weighted average shares outstanding:			
Basic	96,812	95,725	91,818
Diluted	100,162	99,418	98,452

See Notes to Consolidated Financial Statements

GROCERY OUTLET HOLDING CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Stockholders' Equity
	Shares	Amount			
Balance at December 28, 2019	89,005,062	$ 89	$ 717,282	$ 28,013	$ 745,384
Cumulative effect of accounting change	—	—	—	439	439
Exercise and vesting of share-based awards	5,849,274	6	32,598	—	32,604
Tax paid on behalf of employees related to net settlement of share-based awards	—	—	(483)	—	(483)
Share-based compensation expense	—	—	38,084	—	38,084
Dividends paid	—	—	(434)	—	(434)
Net income and comprehensive income	—	—	—	106,713	106,713
Balance at January 2, 2021	94,854,336	$ 95	$ 787,047	$ 135,165	$ 922,307
Exercise and vesting of share-based awards	1,290,097	1	7,225	—	7,226
Share-based compensation expense	—	—	17,615	—	17,615
Dividends paid	—	—	(186)	—	(186)
Net income and comprehensive income	—	—	—	62,310	62,310
Balance at January 1, 2022	96,144,433	$ 96	$ 811,701	$ 197,475	$ 1,009,272
Exercise and vesting of share-based awards	1,669,641	2	6,888	—	6,890
Share-based compensation expense	—	—	32,556	—	32,556
Repurchase of common stock	(139,718)	—	(3,451)	—	(3,451)
Dividends paid	—	—	(105)	—	(105)
Net income and comprehensive income	—	—	—	65,052	65,052
Balance at December 31, 2022	97,674,356	$ 98	$ 847,589	$ 262,527	$ 1,110,214

See Notes to Consolidated Financial Statements

GROCERY OUTLET HOLDING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

| | Fiscal Year Ended | | |
	December 31, 2022	January 1, 2022	January 2, 2021
Cash flows from operating activities:			
Net income	$ 65,052	$ 62,310	$ 106,713
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of property and equipment	70,451	63,442	50,749
Amortization of intangible and other assets	7,800	7,682	7,302
Amortization of debt issuance costs and debt discounts	2,264	2,511	2,452
Non-cash rent	6,932	10,753	10,673
Gain on insurance recoveries	—	(3,970)	—
Loss on debt extinguishment and modification	1,274	—	198
Share-based compensation	32,556	17,615	38,084
Provision for (write-off of) accounts receivable reserves	4,318	4,813	(456)
Proceeds from insurance recoveries - business interruption and inventory	—	2,103	479
Deferred income taxes	10,367	12,944	(19,578)
Other	1,176	1,251	1,954
Changes in operating assets and liabilities:			
Independent operator and other accounts receivable	(7,230)	(21)	(4,943)
Merchandise inventories	(58,817)	(30,345)	(25,737)
Prepaid expenses and other assets	841	3,301	(6,628)
Income and other taxes payable	705	(362)	2,906
Trade accounts payable, accrued compensation and other liabilities	35,094	3,179	4,778
Operating lease liabilities	12,728	8,381	12,291
Net cash provided by operating activities	185,511	165,587	181,237
Cash flows from investing activities:			
Advances to independent operators	(9,819)	(10,024)	(10,372)
Repayments of advances from independent operators	6,917	4,563	6,793
Purchases of property and equipment	(130,482)	(123,384)	(124,920)
Proceeds from sales of assets	39	37	269
Investments in intangible assets and licenses	(16,586)	(9,772)	(5,861)
Proceeds from insurance recoveries - property and equipment	—	1,867	305
Net cash used in investing activities	(149,931)	(136,713)	(133,786)
Cash flows from financing activities:			
Proceeds from exercise of stock options	6,890	7,226	32,604
Proceeds from revolving credit facility loan	—	—	90,000
Principal payments on revolving credit facility loan	—	—	(90,000)
Payments made for net settlement of employee share-based compensation awards	—	—	(483)
Principal payments on senior term loan	(75,000)	—	(188)
Principal payments on other borrowings	(1,271)	(1,155)	(1,024)
Repurchase of common stock	(3,451)	—	—
Dividends paid	(105)	(186)	(434)
Debt issuance costs paid	—	—	(701)

	Fiscal Year Ended					
	December 31, 2022		January 1, 2022		January 2, 2021	
Net cash provided by (used in) financing activities		(72,937)		5,885		29,774
Net increase (decrease) in cash and cash equivalents		(37,357)		34,759		77,225
Cash and cash equivalents at beginning of period		140,085		105,326		28,101
Cash and cash equivalents at end of period	$	102,728	$	140,085	$	105,326
Supplemental disclosure of cash flow information:						
Cash paid for interest	$	19,142	$	14,604	$	20,311
Income taxes paid (refunded) in cash	$	(1,721)	$	477	$	5,186
Property and equipment accrued at end of period	$	18,536	$	14,986	$	15,604
Intangible assets accrued at end of period	$	3,736	$	1,613	$	1,050
Acquisition of equipment in exchange for reduction of independent operator notes and independent operator receivables	$	—	$	7,609	$	—

See Notes to Consolidated Financial Statements

NOTE 1—Organization and Summary of Significant Accounting Policies

Description of Business — Based in Emeryville, California, and incorporated in Delaware in 2014, Grocery Outlet Holding Corp. (together with its wholly owned subsidiaries, collectively, "Grocery Outlet," "we," or the "Company") is a high-growth, extreme value retailer of quality, name-brand consumables and fresh products sold through a network of independently operated stores. As of December 31, 2022, we had 441 stores throughout California, Washington, Oregon, Pennsylvania, Idaho, Nevada, Maryland and New Jersey.

Grocery Outlet Holding Corp. (the "Parent Company") owns 100% of Globe Intermediate Corp. ("Intermediate"), which owns 100% of GOBP Holdings, Inc. ("GOBP Holdings"), which owns 100% of GOBP Midco, Inc. ("Midco"), which owns 100% of Grocery Outlet Inc. ("GOI").

Fiscal Year — We operate on a fiscal year that ends on the Saturday closest to December 31st each year. The fiscal years ended December 31, 2022 ("fiscal 2022") and January 1, 2022 ("fiscal 2021") consisted of 52 weeks while the fiscal year ended January 2, 2021 ("fiscal 2020") consisted of 53 weeks.

Basis of Presentation — The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and the applicable rules and regulations of the United States ("U.S.") Securities and Exchange Commission (the "SEC"). Our consolidated financial statements include the accounts of Grocery Outlet Holding Corp. and its wholly owned subsidiaries. All intercompany balances and transactions were eliminated. In the opinion of management, these consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented. Beginning in the fourth quarter of fiscal 2022, non-cash rent previously included within changes in operating lease assets and liabilities, net is now separately presented in our consolidated statements of cash flows. Prior period amounts have been reclassified to conform to the current period presentation. The reclassification of this item had no impact on net income, earnings per share, or retained earnings in the current or prior periods.

Use of Estimates — The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from these estimates depending upon certain risks and uncertainties. Changes in these estimates are recorded when known. We consider our accounting policy relating to long-lived asset impairment to be a significant accounting policy that involves management estimate and judgment.

Segment Reporting — We manage our business as one operating segment. In addition, all of our sales were made to customers located in the U.S. and all property and equipment is located in the U.S.

Cash and Cash Equivalents — We consider all highly liquid investments, purchased with original maturities of three months or less, to be cash equivalents. All cash equivalents are unrestricted and available for immediate use.

Allowance for Independent Operator ("IO") Receivables and IO Notes and Other Accounts Receivable — We maintain allowances and accruals for estimated losses of amounts advanced to IOs and other third parties determined to be uncollectible. See NOTE 2—Independent Operator Notes and Independent Operator Receivables, for additional information.

Concentrations of Credit Risk — Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts and notes receivable. Although we deposit our cash with creditworthy financial institutions, our deposits typically exceed federally insured limits. To date, we have not experienced any losses on our cash deposits. No single customer or store represented more than 10% of net sales for the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021. No single customer or IO represented more than 10% of accounts receivable or notes receivable as of December 31, 2022 and January 1, 2022.

Merchandise Inventories — Merchandise inventories are valued at the lower of cost or net realizable value. Cost is determined by the weighted-average cost method for warehouse inventories and the retail inventory method for store inventories. We provide for estimated inventory losses between physical inventory counts based on historical averages. This provision is adjusted periodically to reflect the actual shrink results of the physical inventory counts.

Property and Equipment — Property and equipment is stated at cost less accumulated depreciation and includes expenditures for significant improvements to leased premises. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, generally ranging from three to 15 years. Amortization of leasehold improvements is calculated based on the shorter of their estimated useful life or the remaining terms of the lease. Remaining lease terms currently range from one to 19 years.

We evaluate events and changes in circumstances that could indicate carrying amounts of long-lived assets, including property and equipment, may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of long-lived assets by determining whether or not the carrying value of such assets will be recovered through undiscounted future cash flows derived from their use and eventual disposition. For purposes of this assessment, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, primarily at an individual store level. If the sum of the undiscounted future cash flows is less than the carrying amount of an asset, we record an impairment loss for the amount by which the carrying amount of the asset exceeds its fair value. The total amount of property and equipment, including store assets, and operating lease right-of-use assets as of December 31, 2022 were $560.7 million and $902.2 million, respectively, and as of January 1, 2022 were $499.4 million and $898.2 million, respectively. The estimated fair value of the asset or asset group is based on the estimated discounted future cash flows of the asset or asset group using a discount rate commensurate with the related risk. There were no adjustments to the carrying value of long-lived assets due to impairment charges during fiscal 2022, 2021 and 2020. See NOTE 3—Property and Equipment and NOTE 4—Leases for additional information.

Leases — We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use assets, current lease liabilities, and long-term lease liabilities in our consolidated balance sheets. Finance leases are included in other assets, current lease liabilities, and long-term lease liabilities in our consolidated balance sheets. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease over the same term. Right-of-use assets and liabilities are recognized at commencement date based on the present value of the lease payments over the lease term, reduced by landlord incentives. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate, which is estimated to approximate the interest rate on a collateralized basis with similar terms and payments based on the information available at the commencement date, to determine the present value of our lease payments. Lease term is defined as the non-cancelable period of the lease plus any options to extend or terminate the lease when it is reasonably certain that we will exercise the option. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term while finance lease payments are charged to interest expense and depreciation and amortization expense over the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheet; lease expense for these short-term leases is recognized on a straight-line basis over the lease term.

We generally lease retail facilities for store locations, distribution centers, office space and equipment and account for these leases as operating leases. We account for one retail store lease and certain equipment leases as finance leases. Lease and non-lease components are accounted for separately. We sublease certain real estate to unrelated third parties under non-cancelable leases and the sublease portfolio consists of operating leases for retail stores.

Goodwill and Other Intangible Assets — We have both goodwill and intangible assets recorded on our consolidated balance sheets.

Goodwill represents the difference between the purchase price and the fair value of assets and liabilities acquired in a business combination. Goodwill is not amortized, but rather is subject to an annual impairment evaluation which is performed during our fourth quarter or when events or changes in circumstances indicate that the value of goodwill may be impaired. Our impairment evaluation of goodwill consists of an initial qualitative assessment of our reporting unit to determine whether it is more-likely-than-not that the fair value of the reporting unit is less than its carrying value. If it is concluded that this is the case, a quantitative evaluation, based on discounted cash flows, is performed which requires us to estimate future cash flows, growth rates and economic and market conditions. If the quantitative evaluation indicates that goodwill is not recoverable, an impairment loss is calculated and recognized during that period. Measurement of such an impairment loss would be based on the excess of the carrying amount over fair value. There were no goodwill impairment charges recorded during the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021. There were no changes in the carrying amount of goodwill for the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021.

Intangible assets include trademarks, computer software, and liquor licenses. Trademarks represent the value of all our trademarks and trade names in the marketplace. We are amortizing the value assigned to the trade names on a straight-line basis over 15 years. Computer software includes both acquired software and eligible costs to develop internal-use software that are incurred during the application development stage. These assets are amortized over their estimated useful lives of three to 10 years. Liquor license assets have been classified as indefinite-lived intangible assets and accordingly, are not subject to amortization. We review our intangible assets for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying amount of the intangible assets are not recoverable, the impairment is measured as the amount by which the carrying value of the intangible asset exceeds its fair value. There were no impairments of intangible assets recognized during the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021.

Fair Value Measurements — Fair value is defined as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of financial instruments is categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is measured using inputs from the three levels of the fair value hierarchy, which are described as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities

Level 2 — Quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — Unobservable inputs in which there is little or no market data, which requires us to develop our own assumptions when pricing the financial instruments, such as cash flow modeling assumptions.

The assets' or liabilities' fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The fair value framework requires that we maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

There were no assets or liabilities measured at fair value on a recurring or non-recurring basis as of December 31, 2022 or January 1, 2022. Generally, assets are recorded at fair value on a non-recurring basis as a result of impairment charges. See NOTE 3—Property and Equipment and NOTE 5—Goodwill and Intangible Assets, for additional information. There were no transfers of assets or liabilities between levels within the fair value hierarchy during the fiscal years ended December 31, 2022 or January 1, 2022.

Our financial assets and liabilities are carried at cost, which generally approximates their fair value, as described below:

Cash and cash equivalents, IO receivables, other accounts receivable and accounts payable — The carrying value of such financial instruments approximates their fair value due to factors such as their short-term nature or their variable interest rates.

IO notes receivable (net) — The carrying value of such financial instruments approximates their fair value due to the effect of the related allowance for expected credit losses.

The following table sets forth by level within the fair value hierarchy the carrying amounts and estimated fair values of our significant financial liabilities that are not recorded at fair value on the consolidated balance sheets (amounts in thousands):

	December 31, 2022		January 1, 2022	
	Carrying Amount [1]	Estimated Fair Value [2]	Carrying Amount [1]	Estimated Fair Value [2]
Financial Liabilities:				
Senior term loan (Level 2)	$ 379,650	$ 383,075	$ 451,468	$ 457,700

_____

(1) The carrying amounts as of December 31, 2022 and January 1, 2022 are net of unamortized debt discounts of $0.6 million and $1.0 million, respectively, and debt issuance costs of $4.7 million and $7.5 million, respectively.

(2) The estimated fair value of our senior term loan was determined based on the average quoted bid-ask prices for the senior term loan in an over-the-counter market on the last trading day of fiscal 2022 and 2021.

Revenue Recognition

Net Sales — We recognize revenue from the sale of products at the point of sale, net of any taxes or deposits collected and remitted to governmental authorities. For e-commerce related sales in which a third-party provides home delivery service, revenue is recognized upon delivery to the customer. Our performance obligations are satisfied upon the transfer of goods to the customer, at the point of sale, and payment from customers is also due at the time of sale. Discounts provided to customers by us are recognized at the time of sale as a reduction in net sales as the products are sold. Discounts provided by IOs are not recognized as a reduction in net sales as these are provided solely by the IO who bears the incremental costs arising from the discount. We do not accept manufacturer coupons.

We do not have any material contract assets or receivables from contracts with customers, any revenue recognized in the current year from performance obligations satisfied in previous periods, any material performance obligations other than our gift card deferred revenue liability, or any material costs to obtain or fulfill a contract as of December 31, 2022 and January 1, 2022.

Gift Cards — We record a deferred revenue liability when a Grocery Outlet gift card is sold. Revenue related to gift cards is recognized as the gift cards are redeemed, which is when we have satisfied our performance obligation. While gift cards are generally redeemed within 12 months, some are never fully redeemed. We reduce the liability and recognize revenue for the unused portion of the gift cards ("breakage") under the proportional method, where recognition of breakage income is based upon the historical run-off rate of unredeemed gift cards. Our gift card deferred revenue liability was $3.6 million as of December 31, 2022 and January 1, 2022. Breakage amounts were $0.3 million, $0.3 million and $0.2 million for the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021, respectively.

Disaggregated Revenues — The following table presents net sales revenue by type of product for the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021 (amounts in thousands):

	December 31, 2022	January 1, 2022	January 2, 2021
Perishable [1]	$ 1,272,200	$ 1,067,198	$ 1,054,506
Non-perishable [2]	2,305,901	2,012,384	2,080,134
Total net sales [3]	$ 3,578,101	$ 3,079,582	$ 3,134,640

_____

[1] Perishable departments include dairy and deli; produce and floral; and fresh meat and seafood.

[2] Non-perishable departments include non-perishable grocery; general merchandise; health and beauty care; frozen foods; and beer and wine.

[3] The fiscal years ended December 31, 2022 and January 1, 2022 consisted of 52 weeks while the fiscal year ended January 2, 2021 consisted of 53 weeks.

Cost of Sales — Cost of sales includes, among other things, merchandise costs, inventory markdowns, shrink, transportation, third-party delivery fees and distribution and warehousing costs, including depreciation.

Marketing and Advertising Expenses — Costs for store promotions, newspaper, television, radio and other media advertising are expensed at the time the promotion or advertising takes place. Advertising costs are included in SG&A in the accompanying consolidated statements of operations and comprehensive income and amounted to $34.6 million, $32.6 million and $25.9 million, respectively, in the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021.

Share-based Awards — We estimate the fair value of restricted stock units ("RSUs") and performance-based restricted stock units ("PSUs") based upon the closing price of our common stock as reported on the Nasdaq Global Select Market on the date of grant. The PSUs vest in one installment after a three year performance period based on the achievement of cumulative operating goals.

We recognize compensation expense for share-based payment awards with only a service condition on a straight-line basis over the requisite service period, which is generally the award's vesting period. Vesting of these awards would be accelerated for certain employees in the event of a change in control as well as certain termination events. Compensation expense for share-based payment awards subject to vesting based upon the achievement of a performance condition is recognized on a graded-vesting basis at the time the achievement of the performance condition becomes probable.

We recognize share-based award forfeitures as they occur rather than estimating by applying a forfeiture rate.

While we recognize share-based compensation expense over the performance period and/or requisite service period based on the fair market value of the award as of the grant date, we will not know the actual amount of tax benefit an award will generate until such award is exercised (for stock options) or vested (for RSUs or PSUs). Until such award is exercised or vested we assume that the amount ultimately recognized for tax purposes is the same amount we are currently recognizing in our operating results, that is for "book" purposes. Consequently, our deferred tax asset related to share-based compensation expense, which totaled $14.0 million as of December 31, 2022, is based on each qualifying award's grant date fair value rather than the award's to-be-determined exercise date intrinsic value (or vesting date fair value). For awards exercised or vested during our fiscal year ended December 31, 2022, the difference between the grant date fair value and the exercise or vest date intrinsic value totaled $33.3 million. If the share price for our common stock were to depreciate for a sustained period of time, we could be required to recognize a tax shortfall. Such shortfalls could have a material effect on our cash flows and financial results. See NOTE 8—Share-based Awards and NOTE 10—Income Taxes, for additional information.

Income Taxes — Income taxes are accounted for using an asset and liability approach that requires recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. In estimating future tax consequences, all expected future events are considered, other than changes in the tax law. A valuation allowance is established, when necessary, to reduce net deferred income tax assets to the amount expected to be realized. We have not recorded any valuation allowances against our deferred income tax balances for the fiscal years ended December 31, 2022 and January 1, 2022. Significant items comprising our future tax benefits and liabilities (deferred tax assets and liabilities) include lease liability obligations, right-of-use assets, depreciation and amortization, net operating losses and other carryforwards, goodwill and share-based compensation expense.

We recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. We record uncertain tax positions in accordance with Accounting Standards Codification ("ASC") Topic 740, Income Taxes, on the basis of a two-step process in which (i) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Variable Interest Entities — In accordance with the variable interest entities sub-section of ASC Topic 810, Consolidation, we assess at each reporting period whether we, or any consolidated entity, are considered the primary beneficiary of a variable interest entity ("VIE") and therefore required to consolidate the financial results of the VIE in our consolidated financial statements. Determining whether to consolidate a VIE may require judgment in assessing (i) whether an entity is a VIE, and (ii) if a reporting entity is a VIE's primary beneficiary. A reporting entity is determined to be a VIE's primary beneficiary if it has the power to direct the activities that most significantly impact a VIE's economic performance and the obligation to absorb losses or rights to receive benefits that could potentially be significant to a VIE.

We had 438, 411 and 375 stores operated by IOs as of December 31, 2022, January 1, 2022 and January 2, 2021, respectively. We have agreements in place with each IO. The IO orders merchandise exclusively from us which is provided to the IO on consignment. Under the Independent Operator Agreement (the "Operator Agreement"), the IO selects a majority of merchandise that we consign to the IO, which the IO chooses from our merchandise order guide according to the IO's knowledge and experience with local customer purchasing trends, preferences, historical sales and similar factors. The Operator Agreement gives the IO discretion to adjust our initial prices if the overall effect of all price changes at any time comports with the reputation of our Grocery Outlet retail stores for selling quality, name-brand consumables and fresh products and other merchandise at extreme discounts. The IO is required to furnish initial working capital and to acquire certain store and safety assets. The IO is also required to hire, train and employ a properly trained workforce sufficient in number to enable the IO to fulfill its obligations under the Operator Agreement. Additionally, the IO is responsible for expenses required for business operations, including all labor costs, utilities, credit card processing fees, supplies, taxes, fines, levies and other expenses. Either party may terminate the Operator Agreement without cause upon 75 days' notice.

As consignor of all merchandise to each IO, the aggregate net sales proceeds from merchandise sales belongs to us. Net sales related to IO stores were $3.5 billion, $3.0 billion, and $3.1 billion for the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021, respectively. We, in turn, pay each IO a commission based on a share of the gross profit of the store. Inventories and related net sales proceeds are our property, and we are responsible for store rent and related occupancy costs. IO commissions are expensed and included in SG&A. IO commissions were $533.1 million, $463.8 million, and $469.3 million for the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021, respectively. IO commissions of $6.2 million and $9.1 million were included in accrued and other current liabilities as of December 31, 2022 and January 1, 2022, respectively.

An IO may fund its initial store investment from existing capital, a third-party loan or most commonly through a loan from us, as further discussed in NOTE 2—Independent Operator Notes and Independent Operator Receivables. As collateral for IO obligations and performance, the Operator Agreement grants us the security interests in the assets owned by each IO related to the respective store. Since the total investment at risk associated with each IO is not sufficient to permit each IO to finance its activities without additional subordinated financial support, each IO is a VIE that we have a variable interest in. To determine if we are the primary beneficiary of a VIE, we evaluate whether we have (i) the power to direct the activities that most significantly impact the IO's economic performance and (ii) the obligation to absorb losses or the right to receive benefits of the IO that could potentially be significant to the IO. Our evaluation includes identification of significant activities and an assessment of the IO's ability to direct those activities.

Activities that most significantly impact the IO's economic performance relate to sales and labor. Sales activities that significantly impact the IO's economic performance include determining what merchandise the IO will order and sell and the price of such merchandise, both of which the IO controls. The IO is also responsible for all of its own labor. Labor activities that significantly impact the IO's economic performance include hiring, training, supervising, directing, compensating (including wages, salaries and employee benefits) and terminating all of the employees of the IO, activities which the IO controls. Accordingly, the IO has the power to direct the activities that most significantly impact the IO's economic performance. Furthermore, the mutual termination rights associated with the Operator Agreement illustrate the lack of ultimate control over the IO. Therefore, the Company is not the primary beneficiary of these VIEs.

Our maximum exposure, in accordance with ASC Topic 810, to the IOs is generally limited to the IO notes and IO receivables due from these entities, which was $48.1 million and $40.6 million as of December 31, 2022 and January 1, 2022, respectively. See NOTE 2—Independent Operator Notes and Independent Operator Receivables, for additional information.

Net Income Per Share — Basic net income per share is calculated using net income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted net income per share reflects the dilutive effects of stock options and RSUs outstanding during the period, to the extent such securities would not be anti-dilutive, as well as dilutive PSUs, and is determined using the treasury stock method.

Recently Adopted Accounting Standards

No recently adopted accounting pronouncements had a material effect on our consolidated financial statements.

Recently Issued Accounting Pronouncements

Accounting Standards Update ("ASU") No. 2022-02 — In March 2022, the Financial Accounting Standards Board issued ASU No. 2022-02, Troubled Debt Restructurings and Vintage Disclosures ("ASU 2022-02"). ASU 2022-02 eliminates the accounting guidance on troubled debt restructurings for creditors in ASC Topic 310 and amends the guidance on "vintage disclosures" to require disclosure of current-period gross write-offs by year of origination. ASU 2022-02 also updates the requirements related to accounting for credit losses under ASC Topic 326 and adds enhanced disclosures for creditors with respect to loan refinancings and restructurings for borrowers experiencing financial difficulty. ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. We will adopt ASU 2022-02 beginning in the first quarter of fiscal 2023. We do not expect the adoption of ASU 2022-02 to have a material impact on our consolidated financial statements.

NOTE 2—Independent Operator Notes and Independent Operator Receivables

The amounts included in IO notes and IO receivables consist primarily of funds we loaned to IOs, net of estimated uncollectible amounts. IO notes, which are payable on demand and have no maturity date, typically bear interest at rates between 3.00% and 9.95%. Accrued interest receivable on IO notes is included within the "independent operator receivables and current portion of independent operator notes, net of allowance" line item on the consolidated balance sheets and was $0.9 million and $0.5 million as of December 31, 2022 and January 1, 2022, respectively. There were no IO notes that were past due or on a non-accrual status due to delinquency as of December 31, 2022 or January 1, 2022. Notes and receivables from our IOs participating in our TCAP, as defined below, are not considered to be past due or on a non-accrual status due to delinquency and are excluded from such measures.

IO notes and IO receivables are financial assets which are measured and carried at amortized cost. An allowance for expected credit losses is deducted from (for expected losses) or added to (for expected recoveries) the amortized cost basis of these assets to arrive at the net carrying amount expected to be collected for such assets.

The allowance is estimated using an expected loss framework, which includes information about past events, current conditions, and reasonable and supportable forecasts that impact the collectibility of the reported amounts of the assets over their lifetime. The allowance is evaluated on a collective basis for assets with shared risk characteristics and credit quality indicators. The primary shared risk characteristic and credit quality indicator pools that we use as a basis for collective evaluation include:

- TCAP — Includes the notes and receivables from IOs with stores that have been open for more than 18 months that are participating in our Temporary Commission Adjustment Program ("TCAP") as of the end of each reporting period. TCAP allows us to provide a greater commission to participating IOs who require assistance in meeting their working capital needs for various reasons, such as new or increased competition or differences in IO skills and experience.

- Non-TCAP — Includes the notes and receivables from IOs with stores that have been open for more than 18 months that are not participating in TCAP as of the end of each reporting period.

- New store — Includes the notes and receivables from IOs with stores that have been open for less than 18 months as of the end of each reporting period.

Assets without such shared risk characteristics or credit quality indicators, such as assets with unique circumstances or with delinquencies and historical losses in excess of their TCAP, non-TCAP or new store peers are evaluated on an individual basis.

Amounts due from IOs and the related allowances as of December 31, 2022 and January 1, 2022 consisted of the following (amounts in thousands):

	Gross		Allowance Current Portion		Long-term Portion		Net		Current Portion		Long-term Portion
December 31, 2022											
Independent operator notes	$	37,522	$	(700)	$	(12,509)	$	24,313	$	1,778	$	22,535
Independent operator receivables		10,565		(1,538)		—		9,027		9,027		—
Total	$	48,087	$	(2,238)	$	(12,509)	$	33,340	$	10,805	$	22,535

	Gross		Allowance Current Portion		Long-term Portion		Net		Current Portion		Long-term Portion
January 1, 2022											
Independent operator notes	$	34,221	$	(811)	$	(10,506)	$	22,904	$	1,388	$	21,516
Independent operator receivables		6,426		(595)		—		5,831		5,831		—
Total	$	40,647	$	(1,406)	$	(10,506)	$	28,735	$	7,219	$	21,516

A summary of activity in the IO notes and IO receivables allowance was as follows (amounts in thousands):

| | Fiscal Year Ended | | |
	December 31, 2022	January 1, 2022	January 2, 2021
Beginning balance	$ 11,912	$ 8,109	$ 10,371
Provision for (write-off of) IO notes and IO receivables reserves	4,160	4,790	(473)
Cumulative effect of accounting change	—	—	(439)
Write-off of uncollectible IO notes and IO receivables	(1,325)	(987)	(1,350)
Ending balance	$ 14,747	$ 11,912	$ 8,109

The following table presents the amortized cost basis of IO notes by year of origination and credit quality indicator as of December 31, 2022 (amounts in thousands):

Credit Quality Indicator	2022	2021	2020	2019	2018	Prior	Total
TCAP	$ 4,881	$ 4,254	$ 2,768	$ 580	$ 594	$ 492	$ 13,569
Non-TCAP	5,081	3,455	3,100	2,183	1,194	970	15,983
New store	5,715	2,114	141	—	—	—	7,970
Total	$ 15,677	$ 9,823	$ 6,009	$ 2,763	$ 1,788	$ 1,462	$ 37,522

NOTE 3—Property and Equipment

Property and equipment as of December 31, 2022 and January 1, 2022 consisted of the following (amounts in thousands):

	Property and Equipment, At Cost	Accumulated Depreciation and Amortization	Property and Equipment, Net
December 31, 2022			
Leasehold improvements	$ 392,448	$ (117,745)	$ 274,703
Fixtures and equipment	457,383	(206,932)	250,451
Other	376	(309)	67
Construction in progress	35,525	—	35,525
Totals	$ 885,732	$ (324,986)	$ 560,746
January 1, 2022			
Leasehold improvements	$ 333,053	$ (92,815)	$ 240,238
Fixtures and equipment	396,500	(170,487)	226,013
Other	376	(295)	81
Construction in progress	33,055	—	33,055
Totals	$ 762,984	$ (263,597)	$ 499,387

Construction in progress is primarily composed of leasehold improvements and fixtures and equipment related to new or remodeled stores where construction had not been completed at year-end.

Depreciation expense on property and equipment for fiscal 2022, 2021 and 2020 was as follows (amounts in thousands):

| | Fiscal Year Ended | | |
Consolidated Statements of Operations and Comprehensive Income Location	December 31, 2022	January 1, 2022	January 2, 2021
Cost of sales	$ 1,711	$ 1,486	$ 1,299
Operating expenses	68,740	61,956	49,450
Total depreciation expense on property and equipment	$ 70,451	$ 63,442	$ 50,749

NOTE 4—Leases

Leases for 15 of our store locations and one warehouse location were controlled by related parties as of December 31, 2022 and January 1, 2022. See NOTE 11—Related Party Transactions, for additional information.

As of December 31, 2022, we had executed leases for 43 store locations that we had not yet taken possession of with total undiscounted future lease payments of $224.7 million and lease terms through 2041.

Based upon our initial investment in store leasehold improvements, we utilize an initial, reasonably-certain lease life of 15 years. Most leases include one or more options to renew, with renewal terms that can extend the lease term from five to 15 years or more. Our leases do not include any material residual value guarantees or material restrictive covenants. We also have non-cancelable subleases with unrelated third parties with future minimum rental receipts as of December 31, 2022 totaling $4.2 million ending in various years through 2036, which have not been deducted from the future minimum lease payments.

The balance sheet classification of our right-of-use lease assets and lease liabilities was as follows (amounts in thousands):

Leases	Classification	December 31, 2022	January 1, 2022
Assets:			
Operating lease assets	Operating right-of-use assets	$ 902,163	$ 898,152
Finance lease assets	Other assets	5,771	6,896
Total lease assets		$ 907,934	$ 905,048
Liabilities:			
Current			
Operating	Current lease liabilities	$ 53,316	$ 49,861
Finance	Current lease liabilities	1,270	1,275
Noncurrent			
Operating	Long-term lease liabilities	976,345	956,104
Finance	Long-term lease liabilities	4,414	5,642
Total lease liabilities		$ 1,035,345	$ 1,012,882

The components of lease expense were as follows (amounts in thousands):

Lease Cost	Classification [1]	Fiscal Year Ended		
		December 31, 2022	January 1, 2022	January 2, 2021
Operating lease cost	Selling, general and administrative expenses	$ 132,065	$ 123,799	$ 112,096
Finance lease cost:				
Amortization of right-of-use assets	Depreciation and amortization	1,316	1,249	964
Interest on leased liabilities	Interest expense, net	341	378	376
Variable lease cost	Selling, general and administrative expenses	740	547	700
Sublease income	Selling, general and administrative expenses	(868)	(1,114)	(972)
Net lease cost		$ 133,594	$ 124,859	$ 113,164

_____

(1)   Certain supply chain related lease costs herein are included in cost of sales.

Maturities of lease liabilities as of December 31, 2022 were as follows (amounts in thousands):

	Operating Leases	Finance Leases	Total
Fiscal 2023	$ 117,218	$ 1,533	$ 118,751
Fiscal 2024	135,185	1,451	136,636
Fiscal 2025	133,819	1,207	135,026
Fiscal 2026	133,233	839	134,072
Fiscal 2027	128,754	545	129,299
Thereafter	800,091	941	801,032
Total lease payments	1,448,300	6,516	$ 1,454,816
Less: Imputed interest	(418,639)	(832)	
Present value of lease liabilities	$ 1,029,661	$ 5,684	

The weighted-average lease terms and discount rates of operating and finance leases were as follows:

	December 31, 2022	January 1, 2022
Weighted-average remaining lease term:		
Operating leases	11.0 years	11.6 years
Finance leases	5.1 years	5.8 years
Weighted-average discount rate:		
Operating leases	6.36 %	6.46 %
Finance leases	5.31 %	5.36 %

Supplemental cash flow information related to leases was as follows (amounts in thousands):

| | Fiscal Year Ended | | |
	December 31, 2022	January 1, 2022	January 2, 2021
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 125,221	$ 113,886	$ 101,245
Operating cash flows from finance leases	$ 332	$ 378	$ 378
Finance cash flows from finance leases	$ 1,279	$ 1,155	$ 821
Leased assets obtained in exchange for new operating lease liabilities	$ 88,681	$ 139,663	$ 166,018
Leased assets obtained in exchange for new finance lease liabilities	$ 39	$ 2,019	$ 883

NOTE 5—Goodwill and Intangible Assets

Information regarding our goodwill and intangible assets as of December 31, 2022 was as follows (amounts in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks	$ 58,400	$ (32,004)	$ 26,396
Computer software	51,964	(23,191)	28,773
Total finite-lived intangible assets	110,364	(55,195)	55,169
Liquor licenses	8,824	—	8,824
Total intangible assets	119,188	(55,195)	63,993
Goodwill	747,943	—	747,943
Total goodwill and intangible assets	$ 867,131	$ (55,195)	$ 811,936

Information regarding our goodwill and intangible assets as of January 1, 2022 was as follows (amounts in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks	$ 58,400	$ (28,111)	$ 30,289
Computer software	34,108	(20,758)	13,350
Total finite-lived intangible assets	92,508	(48,869)	43,639
Liquor licenses	8,282	—	8,282
Total intangible assets	100,790	(48,869)	51,921
Goodwill	747,943	—	747,943
Total goodwill and intangible assets	$ 848,733	$ (48,869)	$ 799,864

Amortization expense for finite-lived intangible assets was $6.6 million, $6.6 million, and $6.5 million for the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021, respectively.

The estimated future amortization expense related to finite-lived intangible assets as of December 31, 2022 is as follows (amounts in thousands):

Fiscal 2023	$	9,836
Fiscal 2024		9,324
Fiscal 2025		8,649
Fiscal 2026		5,835
Fiscal 2027		5,791
Thereafter		15,734
Total	$	55,169

NOTE 6—Long-term Debt

Long-term debt consisted of the following (amounts in thousands):

	December 31, 2022		January 1, 2022	
Prior First Lien Credit Agreement:				
Senior term loan	$	385,000	$	460,000
Long-term debt, gross		385,000		460,000
Less: Unamortized debt issuance costs and debt discounts		(5,350)		(8,532)
Long-term debt, net	$	379,650	$	451,468

Prior First Lien Credit Agreement

GOBP Holdings, our wholly owned subsidiary, was the borrower under a first lien credit agreement (the "Prior First Lien Credit Agreement") with a syndicate of lenders that consisted of a $385.0 million senior term loan and a revolving credit facility for an amount up to $100.0 million, with sub-commitments for $35.0 million of letters of credit and $20.0 million of swingline loans, as of December 31, 2022. The Prior First Lien Credit Agreement permitted voluntary prepayment on borrowings without premium or penalty. Borrowings under the Prior First Lien Credit Agreement were secured by substantially all the assets of the borrower subsidiary and its guarantors.

On February 21, 2023, we repaid all of the outstanding indebtedness under the Prior First Lien Credit Agreement of $387.2 million as well as fees and expenses in connection therewith. All obligations of the Company's subsidiaries under the Prior First Lien Credit Agreement were discharged as of such date. See NOTE 14—Subsequent Event, for additional information.

Senior Term Loan

On April 29, 2022, we prepaid $75.0 million of principal on the senior term loan outstanding under our Prior First Lien Credit Agreement. In connection with the payment, we wrote off $1.3 million of previously unamortized debt issuance costs and debt discounts.

Our $385.0 million senior term loan under our Prior First Lien Credit Agreement had a maturity date of October 22, 2025, had an applicable margin of 2.75% for Eurodollar loans and 1.75% for base rate loans, and had an effective interest rate of 7.13% as of December 31, 2022. Due to previous prepayments on the senior term loan, no further principal payment on the term loan was due until the maturity date.

Revolving Credit Facility

As of December 31, 2022, we had $3.5 million of outstanding standby letters of credit and $96.5 million of remaining borrowing capacity available under the revolving credit facility under our Prior First Lien Credit Agreement, which had a maturity date of October 23, 2023. No amounts were outstanding under the revolving credit facility as of December 31, 2022 and January 1, 2022 and no amounts were borrowed under the revolving credit facility during the fiscal years ended December 31, 2022 and January 1, 2022.

We were required to pay a quarterly commitment fee ranging from 0.25% to 0.50% on the daily unused amount of the commitment under the revolving credit facility based upon the leverage ratio defined in the agreement and certain criteria specified in the agreement. We were also required to pay fronting fees and other customary fees for letters of credit issued under the revolving credit facility. The interest rate for the revolving credit facility was determined based on a formula using certain market rates.

Debt Covenants

The Prior First Lien Credit Agreement contained certain customary representations and warranties, subject to limitations and exceptions, and affirmative and customary covenants. The Prior First Lien Credit Agreement restricted us from entering into certain types of transactions, such as incurring additional debt or issuing certain preferred shares, and making certain types of payments including dividends and stock repurchases and other similar distributions, with certain exceptions. Additionally, the revolving credit facility under our Prior First Lien Credit Agreement was subject to compliance with a first lien secured leverage ratio (as specified in the Prior First Lien Credit Agreement) of 7.00 to 1.00, tested quarterly if, and only if, the aggregate principal amount outstanding and/or issued, as applicable, from the revolving facility, letters of credit (to the extent not cash collateralized or backstopped or, in the aggregate, not in excess of the greater of $10.0 million and the stated face amount of letters of credit outstanding on the closing date) and swingline loans exceeded 35% of the total amount of the revolving credit facility commitments.

As of December 31, 2022, we were in compliance with all applicable financial covenant requirements for our Prior First Lien Credit Agreement.

Schedule of Principal Maturities

Principal maturities of debt as of December 31, 2022 were as follows (amounts in thousands):

Fiscal 2023	$ —
Fiscal 2024	—
Fiscal 2025	385,000
Fiscal 2026	—
Fiscal 2027	—
Thereafter	—
Total	$ 385,000

Interest Expense, Net

Interest expense, net, consisted of the following (amounts in thousands):

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Interest on loans	$ 18,743	$ 13,930	$ 18,950
Amortization of debt issuance costs and debt discounts	2,264	2,511	2,452
Interest on finance leases	341	378	376
Other	8	66	32
Interest income	(3,389)	(1,321)	(1,767)
Interest expense, net	$ 17,967	$ 15,564	$ 20,043

Loss on debt extinguishment and modification

Loss on debt extinguishment and modification consisted of the following (amounts in thousands):

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Write-off of debt issuance costs	$ 1,127	$ —	$ 74
Write-off of debt discounts	147	—	—
Debt modification costs	—	—	124
Debt extinguishment and modification costs	$ 1,274	$ —	$ 198

NOTE 7—Stockholders' Equity

As of December 31, 2022, the total amount of the Company's authorized capital stock consisted of 500,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of undesignated preferred stock, par value of $0.001 per share.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Preferred Stock

We did not have any shares of preferred stock issued or outstanding as of December 31, 2022. Our Board of Directors has the authority to issue shares of preferred stock from time to time on terms it may determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof as the board of directors may from time to time determine, which could affect the relative voting power or other rights of the holders of our common stock. The issuance of preferred stock could have the effect of decreasing the trading price of our common stock, restricting dividends on the common stock, diluting the voting power of our common stock, or subordinating the liquidation rights of the common stock.

Dividend Rights

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to the rights of the holders or one or more outstanding series of our preferred stock.

Secondary Offerings

On February 3, 2020, certain selling stockholders completed a secondary public offering of shares of our common stock. We did not receive any of the proceeds from the sale of these shares by the selling stockholders. We incurred offering costs of $1.1 million, which were recognized in SG&A expenses during fiscal 2020. We received $1.4 million in cash (excluding withholding taxes) in connection with the exercise of 191,470 options by certain stockholders participating in this secondary public offering.

On April 27, 2020, certain of our selling stockholders completed another secondary public offering of shares of our common stock. We did not receive any of the proceeds from the sale of these shares by the selling stockholders. We incurred related offering costs of $1.0 million which we recognized in SG&A expenses during fiscal 2020. We received $1.6 million in cash (excluding withholding taxes) in connection with the exercise of 269,000 options by certain stockholders participating in this secondary public offering.

On May 28, 2020, the stockholder affiliated with our former private equity sponsor, Hellman and Friedman LLC, distributed the remainder of its holdings representing 9.6 million shares of our common stock to its equity holders. We did not receive any proceeds or incur any material costs related to this distribution.

Share Repurchase Program

In November 2021, our Board of Directors approved a share repurchase program. This program, effective November 5, 2021 and without an expiration date, authorized us to repurchase up to $100.0 million of our outstanding common stock utilizing a variety of methods including open market purchases, accelerated share repurchase programs, privately negotiated transactions, structured repurchase transactions and under a Rule 10b5-1 plan (which would permit shares to be repurchased when the Company might otherwise be precluded from doing so under securities laws). Any repurchased shares are constructively retired and returned to an unissued status. During the fiscal year ended December 31, 2022, we repurchased 139,718 shares of common stock totaling $3.5 million at an average price of $24.70 per share in open-market transactions pursuant to a Rule 10b5-1 plan. During the fiscal year ended January 1, 2022, we did not repurchase any shares of our common stock. As of December 31, 2022, we had $96.6 million of repurchase authority remaining under the share repurchase program.

NOTE 8—Share-based Awards

Share-based Incentive Plans

The Globe Holding Corp. 2014 Stock Incentive Plan (the "2014 Plan") became effective on October 21, 2014. Under the 2014 Plan, we granted stock options and RSUs to purchase shares of our common stock. Effective as of June 19, 2019, we terminated the 2014 Plan and as a result no further equity awards may be issued under the 2014 Plan. Any outstanding awards granted under the 2014 Plan will remain subject to the terms of the 2014 Plan and the applicable equity award agreements.

On June 4, 2019, our Board of Directors and stockholders approved the Grocery Outlet Holding Corp. 2019 Incentive Plan (the "2019 Plan"). A total of 4,597,862 shares of common stock were reserved for issuance under the 2019 Plan at that time. In addition, on the first day of each fiscal year beginning in fiscal 2020 and ending in fiscal 2029, the 2019 Plan provides for an annual automatic increase of the shares reserved for issuance in an amount equal to the positive difference between (i) 4% of the "outstanding common stock" (as defined in the 2019 Plan) on the last day of the immediately preceding fiscal year and (ii) the plan share reserve on the last day of the immediately preceding fiscal year, or a lesser number as determined by our Board of Directors. As of December 31, 2022, there were a total of 6,812,723 shares of common stock reserved for issuance under the 2019 Plan, which includes 764,471 shares added effective January 2, 2022 per the above noted annual automatic increase. As of December 31, 2022, there were 3,675,604 remaining shares available for issuance of new equity awards under the 2019 Plan.

Long-term incentive programs ("LTIPs") under the 2019 Plan consist of time-based RSUs and PSUs. RSUs granted under the LTIPs generally vest over one to three years. Half of the total PSUs granted under the LTIPs will vest upon the achievement of certain revenue-based performance targets ("Tranche I PSUs") and half will vest upon the achievement of certain adjusted EBITDA-based performance targets ("Tranche II PSUs") as determined by the Compensation Committee following the last day of a three-year performance period. The number of PSUs ultimately earned will equal the number of Tranche I and Tranche II PSUs granted multiplied by the applicable percentage of actual revenue and adjusted-EBITDA performance target levels achieved, and can range from 0% to 200% of the number of PSUs granted.

Fair Value Determination

The fair value of stock option, RSU and PSU awards is determined as of the grant date. For time-based stock options, a Black-Scholes valuation model is utilized to estimate the fair value of the awards. For performance-based stock options, a Monte Carlo simulation approach implemented in a risk-neutral framework is utilized to estimate the fair value of the awards. For RSUs and PSUs, the closing price of our common stock as reported on the grant date is utilized to estimate the fair value of the awards.

The respective valuation methods resulted in weighted-average grant date fair values for RSUs and PSUs granted during fiscal 2022, 2021 and 2020 as follows:

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
RSUs	$ 29.70	$ 28.70	$ 37.07
PSUs	$ 29.16	$ 35.45	$ 36.90

We did not award any time-based or performance-based stock options during fiscal 2022, 2021 and 2020.

Share-based Award Activity

The following table summarizes stock option activity under all equity incentive plans during fiscal 2022, 2021 and 2020:

	Time-Based Stock Options		Performance-Based Stock Options	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Options outstanding as of December 28, 2019	6,243,667	$ 10.57	5,777,121	$ 4.57
Granted	—	—	—	—
Exercised	(2,326,219)	7.29	(3,438,470)	4.55
Forfeitures	(52,676)	20.63	(13,071)	16.47
Options outstanding as of January 2, 2021	3,864,772	$ 12.42	2,325,580	$ 4.54
Granted	—	—	—	—
Exercised	(538,307)	7.77	(629,386)	4.41
Forfeitures	(191,324)	19.77	—	—
Options outstanding as of January 1, 2022	3,135,141	$ 12.77	1,696,194	$ 4.58
Granted	—	—	—	—
Exercised	(276,022)	9.63	(894,559)	4.50
Forfeitures	(296,345)	21.25	—	—
Options outstanding as of December 31, 2022	2,562,774	$ 12.13	801,635	$ 4.68
Options vested and exercisable as of December 31, 2022	1,707,031	$ 7.46	801,635	$ 4.68

The total intrinsic value of time-based stock options exercised was $7.1 million, $15.5 million and $68.7 million for fiscal 2022, 2021 and 2020, respectively. Intrinsic value represents the difference between the current fair value of the underlying stock and the exercise price of the stock option.

The following table summarizes RSU activity under all equity incentive plans during fiscal 2022, 2021 and 2020:

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested balance as of December 28, 2019	190,872	$ 22.89
Granted	277,496	37.07
Vested	(115,030)	19.74
Forfeitures	(11,496)	31.78
Unvested balance as of January 2, 2021	341,842	$ 35.16
Granted	669,546	28.70
Vested	(110,956)	34.64
Forfeitures	(63,936)	34.05
Unvested balance as of January 1, 2022	836,496	$ 30.14
Granted	449,438	29.70
Vested	(499,696)	27.38
Forfeitures	(95,884)	30.61
Unvested balance as of December 31, 2022	690,354	$ 31.79

The following table summarizes PSU activity under the 2019 Plan during fiscal 2022, 2021 and 2020:

	Number of Shares		Weighted- Average Grant Date Fair Value
Unvested balance as of December 28, 2019	—	$	—
Granted [1]	272,640		36.90
Adjustment for expected performance achievement [2]	135,821		36.90
Forfeitures	(999)		36.88
Unvested balance as of January 2, 2021	407,462	$	36.90
Granted [1]	319,606		35.45
Adjustment for expected performance achievement [2]	(91,332)		35.45
Forfeitures	(59,011)		36.52
Unvested balance as of January 1, 2022	576,725	$	36.36
Granted [1]	404,382		29.16
Adjustment for expected performance achievement [2]	423,347		31.86
Forfeitures	(72,651)		33.79
Unvested balance as of December 31, 2022 [3]	1,331,803	$	32.89

———————————

(1) Represents initial grant of PSUs based on performance target level achievement of 100%.

(2) Represents the adjustment to previously granted PSUs based on performance expectations as of the end of each respective reporting period.

(3) An additional 428,750 PSUs could potentially be included if the maximum performance level of 200% is reached for all PSUs outstanding as of December 31, 2022.

Share-based Compensation Expense

We recognize compensation expense for stock options, RSUs, and PSUs by amortizing the grant date fair value on a straight-line basis over the expected vesting period to the extent we determine the vesting of the grant is probable.

Share-based compensation expense and the related tax benefit consisted of the following (amounts in thousands):

	Fiscal Year Ended					
	December 31, 2022		January 1, 2022		January 2, 2021	
Time-based stock options	$	471	$	2,030	$	2,941
Performance-based stock options		—		—		26,079
RSUs		14,855		8,488		4,978
PSUs		17,125		6,911		3,652
Dividends [1]		105		186		434
Share-based compensation expense [2]	$	32,556	$	17,615	$	38,084

———————————

(1) Represents cash dividends paid upon vesting of share-based awards as a result of dividends declared in connection with recapitalizations that occurred in fiscal 2018 and 2016.

(2) Total recognized income tax benefit related to share-based compensation expense was $8.7 million, $4.7 million and $10.1 million for fiscal 2022, 2021 and 2020, respectively.

Share-based compensation expense qualifying for capitalization was insignificant for each of the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021. Accordingly, no share-based compensation expense was capitalized during these years.

Time-Based Stock Options

Unamortized compensation cost related to unvested time-based options was $0.8 million as of December 31, 2022, $0.7 million of which related to time-based stock options granted at the time of our IPO. The $0.8 million of unamortized compensation cost is expected to be amortized over a weighted average period of approximately 0.6 years.

Performance-Based Stock Options

On February 3, 2020 and April 27, 2020, certain selling stockholders completed secondary public offerings of shares of our common stock. In conjunction with these secondary offerings, certain performance criteria were achieved resulting in the vesting of 4.1 million and 1.7 million performance-based stock options, respectively, and the recognition of $18.5 million and $7.6 million, respectively, of share-based compensation expense associated with the vesting of these performance-based stock options. As of January 2, 2021, all outstanding performance-based stock options were fully vested and fully expensed and, as such, we did not record compensation expense for performance-based stock options during the fiscal years ended December 31, 2022 and January 1, 2022.

Time-Based RSUs

Unamortized compensation expense for RSUs was $12.5 million as of December 31, 2022, which is expected to be amortized over a weighted average period of approximately 1.9 years.

Performance-Based RSUs

Unamortized compensation cost related to the expected level of achievement of unvested PSUs was $16.1 million as of December 31, 2022, which is expected to be amortized over a weighted average period of approximately 1.8 years.

Dividends

For time-based stock options and RSUs that were outstanding on the dividend date of October 22, 2018 and that are expected to vest in fiscal 2022 and beyond, we intend to make dividend payments as these time-based stock options and RSUs vest. Pursuant to the 2014 Plan, if we are unable to make those payments, we may instead elect to reduce the per share exercise price of each such time-based stock option by an amount equal to the dividend amount in lieu of making the applicable dividend payment. As such, our dividends are not considered declared and payable and are not accrued as a liability in our consolidated balance sheet as of December 31, 2022.

We paid $0.1 million, $0.2 million and $0.4 million of dividends during the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021, respectively, which were included in share-based compensation expense. Unamortized compensation cost related to future dividend payments on unvested time-based stock options and RSU share-based awards was immaterial as of December 31, 2022.

NOTE 9—Retirement Plans

We make contributions to the UFCW—Northern California Employers Joint Pension Trust Fund (the "Pension Fund") and the UFCW—Benefits Trust Fund ("Benefits Fund"), each a multiemployer plan, established for the benefit of union employees at two company operated stores under the terms of a collective bargaining agreement. We currently operate under a collective bargaining agreement that expired on September 6, 2022 and which is in the process of being renegotiated as of the filing date of this Annual Report on Form 10-K. Minimum contributions outside of the agreed upon contractual rates are not required for the Pension Fund. Payments into the Pension Fund were $0.5 million, $0.6 million, and $0.6 million for the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021, respectively. We paid no surcharges to the Pension Fund.

The risks of participating in a multiemployer pension plan such as the Pension Fund are different from single-employer pension plans in the following aspects:

    a.   Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

    b.   If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

    c.   If we stop participating in its multiemployer pension plan, we may be required to pay those plans an amount based on our proportionate share of the underfunded status of such plan, referred to as a withdrawal liability.

The following information represents our participation in the Pension Fund for the annual period ended December 31, 2021, the latest available information from the Pension Fund. All such information is based on information we received from the Pension Fund.

The Pension Fund's Employer Identification Number is 946313554 and the Plan Number is -001. Our contributions represented less than 5% of the total contributions to the Pension Fund. Under the provisions of the Pension Protection Act (PPA) zone status, the Pension Fund was in critical status during the plan year. Among other factors, generally, plans in critical status are less than 65 percent funded. In an effort to improve the Pension Fund's funding situation, the trustees adopted a rehabilitation plan on July 8, 2010 and most recently updated it on May 3, 2022. The rehabilitation plan changes the benefits for participants who retire and commence a pension on or after January 1, 2012, and changes future benefit accruals earned on or after January 1, 2012. Except in limited circumstances, the pensions of participants and beneficiaries whose pension effective date is before January 1, 2012, are not affected.

The Benefits Fund provides medical, dental, pharmacy, vision, and other ancillary benefits to active employees and retirees. The majority of our contributions cover active employees and as such, may not constitute contributions to a postretirement benefit plan. However, we are unable to separate contribution amounts to the postretirement benefit part of the Benefits Fund from contribution amounts paid to the active employee part of the Benefits Fund. Payments into the Benefits Fund were $1.2 million, $1.4 million, and $1.4 million for the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021, respectively.

For our nonunion employees, we offered the following plans during fiscal 2022, 2021 or 2020:

    a.   A defined contribution retirement plan for warehouse employees, which required an annual contribution of 15% of eligible salaries. This defined contribution retirement plan was available to nonunion employees who met certain service criteria.

    b.   A noncontributory profit-sharing plan for administrative personnel under which the Board of Directors may authorize an annual contribution of up to 15% of eligible salaries. This profit-sharing plan is available to nonunion employees who meet certain service criteria.

        We expensed $6.9 million, $1.5 million and $6.1 million for contributions to the two plans described above in (a) and (b) for the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021, respectively.

    c.   A 401(k) retirement plan for warehouse employees, which is available to those employees who meet certain service criteria.

    d.   A 401(k) retirement plan for administrative personnel, which is available to those employees who meet certain service criteria.

    e.   We are not obligated to match any employee contributions for the 401(k) retirement plans. However, for certain employees who meet certain service criteria, we have a 401(k) retirement plan under which we will match employee contributions at a rate of 35% of each participating employee's contributions, not to exceed 6% of wages. We expensed an insignificant amount for contributions to this plan for each of the fiscal years ending December 31, 2022, January 1, 2022, and January 2, 2021, respectively.

NOTE 10—Income Taxes

Components of income tax expense (benefit)

Income before income taxes consisted entirely of income from domestic operations of $75.7 million, $77.5 million, and $87.1 million for the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021, respectively.

The components of income tax expense (benefit) consisted of the following (amounts in thousands):

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Current:			
Federal	$ —	$ —	$ (285)
State	330	2,247	284
Total current	330	2,247	(1)
Deferred:			
Federal	7,308	10,838	(14,682)
State	3,059	2,106	(4,896)
Total deferred	10,367	12,944	(19,578)
Income tax expense (benefit)	$ 10,697	$ 15,191	$ (19,579)

Statutory rate reconciliation

A reconciliation of the U.S. federal statutory income tax rate to our effective income tax rate is as follows:

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Taxes at federal statutory rates	21.0 %	21.0 %	21.0 %
State income taxes net of federal benefit	2.7 %	4.7 %	(4.2)%
Excess federal tax benefits from exercise and vest of share-based awards	(9.2)%	(8.2)%	(40.3)%
Return to provision	(1.1)%	1.9 %	— %
Other	0.7 %	0.2 %	1.0 %
Effective income tax rate	14.1 %	19.6 %	(22.5)%

Deferred income taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of our deferred tax assets and liabilities were as follows (amounts in thousands):

	December 31, 2022		January 1, 2022	
Deferred tax assets:				
Accrued compensation	$	6,459	$	1,274
Share-based compensation expense		14,040		10,903
Inventory		6,482		5,135
Transaction costs		782		964
Lease liability obligation		289,539		279,541
Net operating loss and other carryforwards		48,409		52,951
Reserves and allowances		4,648		4,446
Other		—		4,510
Total deferred tax assets		370,359		359,724
Deferred tax liabilities:				
Prepaid expenses		(1,249)		(1,391)
Depreciation and amortization		(81,167)		(71,114)
Intangible assets		(6,522)		(7,142)
Right-of-use assets		(255,256)		(249,545)
Goodwill		(43,488)		(37,976)
Debt transaction costs		(1,231)		(1,972)
Other		(1,228)		—
Total deferred tax liabilities		(390,141)		(369,140)
Net deferred tax assets (liabilities)	$	(19,782)	$	(9,416)

We have net operating loss carryforwards of $215.7 million for federal income tax purposes, of which $54.0 million expires beginning in 2032 and $161.7 million carries forward indefinitely. There are also net operating loss carryforwards of $32.3 million for state income tax purposes, which begin to expire in 2025. Certain tax attributes, which begin to expire in 2031, are subject to an annual limitation as a result of our acquisition of GOBP Holdings, our wholly owned subsidiary, which constitutes a change in ownership as defined under Internal Revenue Code Section 382. Based on our analysis, our projected net operating losses to be utilized in future years will not be affected by this annual limitation.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit the use of the existing deferred tax assets. A significant piece of objective positive evidence was the cumulative income incurred over the three-year period ended December 31, 2022. Based on our current assessment, we anticipate it is more likely than not that we will generate sufficient taxable income to realize all of our material deferred tax assets. As such we did not record a valuation allowance against these material deferred tax assets as of December 31, 2022.

Our policy is to recognize interest and penalties associated with uncertain tax positions as part of the income tax provision in our consolidated statements of operations and comprehensive income and include accrued interest and penalties with the related income tax liability on our consolidated balance sheets. To date, we have not recognized any interest and penalties, nor have we accrued for or made payments for interest and penalties. We had no uncertain tax positions as of December 31, 2022 and January 1, 2022, respectively, and do not anticipate any changes to our uncertain tax positions within the next 12 months.

We are subject to taxation in the United States and various state jurisdictions. As of December 31, 2022, our tax returns remain open to examination by the tax authorities for tax years 2010 to 2022 for U.S. federal and for various state jurisdictions.

NOTE 11—Related Party Transactions

Related Party Leases

As of December 31, 2022 and January 1, 2022, we leased 15 store locations and one warehouse location from entities in which Eric Lindberg, Jr., Chairman of our Board of Directors (and Chief Executive Officer until December 31, 2022), and MacGregor Read, Jr., who served as Vice Chairman of our Board of Directors until September 1, 2022, or their respective families, had a direct or indirect financial interest. As of December 31, 2022, the right-of-use assets and lease liabilities related to these properties was $40.5 million and $45.5 million, respectively. As of January 1, 2022, the right-of-use assets and lease liabilities related to these properties was $36.9 million and $41.6 million, respectively. These related parties received aggregate lease payments from us of $6.8 million, $6.1 million, and $6.0 million for the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021, respectively.

Independent Operator Notes and Independent Operator Receivables

We offer interest-bearing notes to IOs and the gross amount of IO operating notes and IO receivables due was $48.1 million and $40.6 million as of December 31, 2022 and January 1, 2022, respectively. See NOTE 2—Independent Operator Notes and Independent Operator Receivables, for additional information.

NOTE 12—Commitments and Contingencies

We are involved from time to time in claims, proceedings and litigation arising in the normal course of business. We establish an accrual for legal proceedings if and when those matters reach a stage where they present loss contingencies that are both probable and reasonably estimable. In such cases, there may be a possible exposure to loss in excess of any amounts accrued. We monitor those matters for developments that would affect the likelihood of a loss and the accrued amount, if any, thereof, and adjust the amount as appropriate. If the loss contingency at issue is not both probable and reasonably estimable, we do not establish an accrual, but will continue to monitor the matter for developments that will make the loss contingency both probable and reasonably estimable. If it is at least a reasonable possibility that a material loss will occur, the Company will provide disclosure regarding the contingency. Management believes that we do not have any pending litigation that, separately or in the aggregate, would have a material adverse effect on our results of operations, financial condition or cash flows.

NOTE 13—Earnings Per Share

The following table sets forth the calculation of basic and diluted earnings per share (amounts in thousands, except per share data):

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Numerator			
Net income and comprehensive income	$ 65,052	$ 62,310	$ 106,713
Denominator			
Weighted-average shares outstanding - basic	96,812	95,725	91,818
Effect of dilutive options	2,813	3,564	6,538
Effect of dilutive RSUs and PSUs	537	129	96
Weighted-average shares outstanding - diluted [1] [2]	100,162	99,418	98,452
Earnings per share:			
Basic	$ 0.67	$ 0.65	$ 1.16
Diluted	$ 0.65	$ 0.63	$ 1.08

---

[1] On February 3, 2020, in conjunction with a secondary offering, certain performance criteria were achieved resulting in the vesting of 4.1 million performance-based stock options, and accordingly, these vested performance-based stock options are included in the diluted weighted-average shares outstanding for fiscal 2020.

On April 27, 2020 in conjunction with an additional secondary offering, certain performance criteria were achieved resulting in the vesting of the remaining 1.7 million unvested performance-based stock options, and accordingly, these vested performance-based stock options are included in the diluted weighted-average shares outstanding for fiscal 2020. See NOTE 8—Share-based Awards, for additional information.

(2) We are required to include in diluted weighted-average shares outstanding contingently issuable shares that would be issued assuming the end of our reporting period was the end of the relevant PSU award contingency period. No PSUs were included in diluted weighted-average shares outstanding for fiscal 2021 and 2020.

The following weighted-average common share equivalents were excluded from the calculation of diluted earnings per share because their effect would have been anti-dilutive (amounts in thousands):

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
RSUs	98	11	3,239

NOTE 14—Subsequent Event

On February 21, 2023, the Company entered into a credit agreement with Bank of America, N.A., as administrative agent and collateral agent, and the other parties party thereto (the "Credit Agreement"). The Credit Agreement provides for senior secured credit facilities consisting of (i) a senior secured term loan facility (the "term loan facility") in an aggregate principal amount of $300.0 million and (ii) a senior secured revolving credit facility (the "revolving credit facility" and, together with the term loan facility, the "credit facilities") in an aggregate principal amount of $400.0 million. The term loan facility was borrowed in full at closing, and $25.0 million of the revolving credit facility was borrowed at closing.

On February 21, 2023, the Company repaid all of the outstanding indebtedness under the Prior First Lien Credit Agreement of $387.2 million as well as fees and expenses in connection therewith. All obligations of the Company's subsidiaries under the Prior First Lien Credit Agreement were discharged as of such date.

The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as the swingline loans. The credit facilities permit the Company to add one or more incremental term loan facilities, increase any existing term loan facility, increase revolving commitments, and/or add incremental replacement revolving credit facility tranches. The aggregate principal amount of such incremental facilities are limited to (a) an amount not in excess of the sum of the greater of $200.0 million and 100% of Consolidated EBITDA (as defined in the Credit Agreement), subject to certain limitations, plus (b) voluntary prepayments of the term loan facility, voluntary permanent reductions of the commitments for the revolving credit facility and voluntary prepayments of indebtedness secured by liens on the collateral securing the credit facilities, subject to certain exceptions, plus (c) an amount such that (assuming that the full amount of any such incremental revolving increase and/or incremental replacement revolving credit facility was drawn, and after giving effect to any appropriate pro forma adjustment events) the Company would be in compliance, on a pro forma basis (but excluding the cash proceeds of such incurrence), with a total net leverage ratio of 3.00 to 1.00. The lenders under the credit facilities are not under any obligation to provide any such incremental commitments or loans under incremental facilities and any such incremental commitments or loans under incremental facilities are subject to certain customary conditions.

Borrowings under the Credit Agreement in dollars bear interest at a rate equal to, at our option, either (a) the base rate, which is defined as a fluctuating rate per annum equal to the greatest of (i) the federal funds rate then in effect, plus 0.50%, (ii) the prime rate then in effect and (iii) a specified Term SOFR (as defined in the Credit Agreement) rate plus 1.00%, subject to the interest rate floors set forth therein, plus an applicable margin ranging from 0.75% to 1.75% based on the Company's total net leverage ratio; and (b) an adjusted Term SOFR rate determined on the basis of a one, three or six month interest period, plus 0.10%, subject to the interest rate floors set forth therein, plus an applicable margin ranging from 1.75% to 2.75% based on the Company's total net leverage ratio. As of the closing date, interest on the initial borrowings under the new credit facility were based on one-month Term SOFR with an applicable margin of 2.25%.

The credit facilities mature on February 21, 2028.

The Company's obligations under the Credit Agreement are unconditionally guaranteed by all of the Company's wholly owned restricted subsidiaries, subject to certain exceptions. All obligations under the Credit Agreement, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by substantially all of the Company's assets and those of each subsidiary guarantor.

The Credit Agreement requires the Company to make scheduled amortization payments of the outstanding term loans. The Company may voluntarily prepay the senior secured credit facilities, in whole or in part, at any time without premium or penalty, subject to reimbursement of the lenders' breakage and redeployment costs in applicable cases.

The Credit Agreement contains certain customary representations and warranties, subject to limitations and exceptions, and affirmative and customary covenants. The Credit Agreement contains certain covenants that, among other things, limit the Company's ability and the ability of the Company's restricted subsidiaries to: pay dividends or distributions, repurchase equity, prepay junior debt and make certain investments; incur additional debt or issue certain disqualified stock and preferred stock; incur liens on assets; merge or consolidate with another company or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets; enter into transactions with affiliates; and allow to exist certain restrictions on the ability of subsidiaries to pay dividends or make other payments to the borrower. The Credit Agreement also contains financial performance covenants requiring the Company to satisfy a maximum total net leverage ratio test and a minimum interest coverage ratio test as of the last day of each fiscal quarter ending on or after April 1, 2023, as specified therein.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of the end of the period covered by this report. Our disclosure controls are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2022.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined by Rule 13a-15(f) of the Exchange Act. The Company's management conducted an assessment of the Company's internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework* (2013). Based on this assessment, the Company's management has concluded that, as of December 31, 2022, the Company's internal control over financial reporting is effective.

The Company's internal control over financial reporting as of December 31, 2022 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is set forth below.

Changes in Internal Control over Financial Reporting

During the quarter ended December 31, 2022, there was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Grocery Outlet Holding Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Grocery Outlet Holding Corp. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 1, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
March 1, 2023

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this item is incorporated herein by reference from sections entitled "Corporate Governance and Board Matters," "Proposals for Consideration and the Annual Meeting – Proposal 1 – Election of Directors" and "Additional Information" in our definitive Proxy Statement related to the 2023 Annual Meeting of Stockholders (the "2023 Proxy Statement") to be filed with the SEC within 120 days of our fiscal year ended December 31, 2022 and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference from sections entitled "Compensation Discussion and Analysis," "Named Executive Officer Compensation Tables" (excluding the information under the subheading "Pay Versus Performance"), "Corporate Governance and Board Matters - Board of Directors – Director Compensation," "Corporate Governance and Board Matters – Board of Directors – Compensation Committee Interlocks and Insider Participation," and "Compensation Committee Report" in our 2023 Proxy Statement. However, the Compensation Committee Report included in such 2023 Proxy Statement shall not be deemed "filed" with the SEC for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by us with the SEC, regardless of any general incorporation language in such filing.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is included under the sections entitled "Security Ownership of Certain Beneficial Owners and Management," and "Securities Authorized for Issuance Under Equity Compensation Plans," in each case in our 2023 Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is included under the sections entitled "Certain Relationships and Related Party Transactions," and "Corporate Governance and Board Matters – Board of Directors – Director Independence," in each case in our 2023 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is included under the sections entitled "Corporate Governance and Board Matters – Board of Directors," and "Other Audit and Risk Committee Matters" in our 2023 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. Consolidated Financial Statements

See Index to Consolidated Financial Statements at "Item 8. Financial Statements and Supplementary Data."

2.   Financial   Statement   Schedules

See Schedule I—Condensed Financial Information of Registrant (Parent Company Only) beginning on page 104 herein.

All other schedules have been omitted because they are either not required, not applicable, not present in amounts sufficient to require submission of the schedule, or the required information is included elsewhere in this Annual Report on Form 10-K.

3. Exhibits

Exhibit No.	Exhibit	Incorporated by Reference			
		Form	File No.	Filing Date	Exhibit No.
3.1	Restated Certificate of Incorporation of Grocery Outlet Holding Corp.	8-K	001-38950	6/10/2022	3.1
3.2	Amended and Restated Bylaws of Grocery Outlet Holding Corp.	8-K	001-38950	4/8/2022	3.1
4.1	Form of Stock Certificate for Common Stock	S-1/A	333-231428	6/10/2019	4.1
4.2	Amended and Restated Stockholders Agreement by and among Grocery Outlet Holding Corp. and the other parties named therein	10-K	001-38950	3/25/2020	4.2
4.3*	Description of Grocery Outlet Holding Corp.'s Securities				
10.1	Incremental Agreement, dated as of January 24, 2020, among GOBP Holdings, Inc., Globe Intermediate Corp., certain subsidiaries of GOBP Holdings, Inc., the lenders party thereto, and Morgan Stanley Senior Funding, Inc., as Administrative Agent	8-K	001-38950	1/24/2020	10.1
10.2	Incremental Agreement, dated as of July 23, 2019, among GOBP Holdings, Inc., Globe Intermediate Corp., certain subsidiaries of GOBP Holdings, Inc., the lenders party thereto, and Morgan Stanley Senior Funding, Inc., as Administrative Agent	8-K	001-38950	7/25/2019	10.1
10.3	First Lien Credit Agreement, dated as of October 22, 2018, among Globe Intermediate Corp., GOBP Holdings, Inc., Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, the lenders from time to time party thereto and the letter of credit issuers from time to time party thereto	S-1/A	333-231428	5/22/2019	10.1
10.4	First Lien Security Agreement, dated as of October 22, 2018, among Globe Intermediate Corp., GOBP Holdings, Inc., the subsidiaries of GOBP Holdings, Inc. from time to time party thereto and Morgan Stanley Senior Funding, Inc., as collateral agent	S-1/A	333-231428	5/22/2019	10.2
10.5	First Lien Pledge Agreement, dated as of October 22, 2018, among Globe Intermediate Corp., GOBP Holdings, Inc., the subsidiaries of GOBP Holdings, Inc. from time to time party thereto and Morgan Stanley Senior Funding, Inc., as collateral agent	S-1/A	333-231428	5/22/2019	10.3
10.6	First Lien Copyright Security Agreement, dated as of October 22, 2018, between Grocery Outlet Inc. and Morgan Stanley Senior Funding, Inc., as collateral agent	S-1/A	333-231428	5/22/2019	10.4

10.7	First Lien Trademark Security Agreement, dated as of October 22, 2018, between Grocery Outlet Inc. and Morgan Stanley Senior Funding, Inc., as collateral agent	S-1/A	333-231428	5/22/2019	10.5
10.8	First Lien Guarantee, dated as of October 22, 2018, among Globe Intermediate Corp., GOBP Holdings, Inc., the subsidiaries of GOBP Holdings, Inc. from time to time party thereto and Morgan Stanley Senior Funding, Inc., as collateral agent	S-1/A	333-231428	5/22/2019	10.6
10.9	Credit Agreement, dated as of February 21, 2023, by and among Grocery Outlet Holding Corp., the Lenders and Letter of Credit Issuers from time to time party thereto, and Bank of America, N.A., as the Administrative Agent, Collateral Agent and Swingline Lender., the Lenders and Letter of Credit Issuers from time to time party thereto, and Bank of America, N.A., as the Administrative Agent, Collateral Agent and Swingline Lender.	8-K	001-38950	2/23/2023	10.1
10.10†	Globe Holding Corp. 2014 Stock Incentive Plan	S-1/A	333-231428	5/22/2019	10.13
10.11†	Amended and Restated Performance Vesting Stock Option Grant Notice and Agreement (Globe Holding Corp. 2014 Stock Incentive Plan) (Eric J. Lindberg, Jr., S. MacGregor Read, Jr.), dated October 21, 2014	S-1/A	333-231428	5/22/2019	10.14
10.12†	Amended and Restated Time Vesting Stock Option Grant Notice and Agreement (Globe Holding Corp. 2014 Stock Incentive Plan) (Eric J. Lindberg, Jr., S. MacGregor Read, Jr.), dated October 21, 2014	S-1/A	333-231428	5/22/2019	10.15
10.13†	Form of Performance Vesting Stock Option Grant Notice and Agreement (Globe Holding Corp. 2014 Stock Incentive Plan) (Charles C. Bracher, Robert Joseph Sheedy, Jr., Steven K. Wilson)	S-1/A	333-231428	5/22/2019	10.16
10.14†	Form of Time Vesting Stock Option Grant Notice and Agreement (Globe Holding Corp. 2014 Stock Incentive Plan) (Charles C. Bracher, Robert Joseph Sheedy, Jr., Steven K. Wilson)	S-1/A	333-231428	5/22/2019	10.17
10.15†	Grocery Outlet Holding Corp. 2019 Incentive Plan	S-1/A	333-231428	6/10/2019	10.18
10.16†	Form of Nonqualified Option Grant and Award Agreement (Grocery Outlet Holding Corp. 2019 Incentive Plan)	S-1/A	333-231428	6/10/2019	10.19
10.17†	2020 Form of Restricted Stock Unit Grant and Award Agreement (Grocery Outlet Holding Corp. 2019 Incentive Plan)	S-1/A	333-231428	6/10/2019	10.20
10.18†	Grocery Outlet Inc. 2019 Annual Incentive Plan	S-1/A	333-231428	6/10/2019	10.21
10.19†	Amended and Restated Executive Employment Agreement by and between Eric J. Lindberg, Jr., Grocery Outlet Inc. and Globe Holding Corp., dated October 7, 2014	S-1/A	333-231428	5/22/2019	10.22
10.20†	Form of Indemnification Agreement between Grocery Outlet Holding Corp. and directors and executive officers of Grocery Outlet Holding Corp.	S-1/A	333-231428	6/10/2019	10.31
10.21†	Grocery Outlet Holding Corp. Directors Deferral Plan	10-Q	001-38950	11/10/2020	10.1
10.22†	Grocery Outlet Holding Corp. Executive Severance Plan	10-Q	001-38950	11/10/2020	10.2
10.23†	2020 Form of Performance Stock Unit Grant and Agreement (Grocery Outlet Holding Corp. 2019 Stock Incentive Plan)	10-Q	001-38950	5/12/2020	10.3
10.24†	2021 Form of Restricted Stock Unit Grant and Agreement (Grocery Outlet Holding Corp. 2019 Stock Incentive Plan)	10-K	001-38950	3/2/2021	10.32
10.25†	2021 Form of Performance Stock Unit Grant and Agreement (Grocery Outlet Holding Corp. 2019 Stock Incentive Plan)	10-K	001-38950	3/2/2021	10.33
10.26†	Form of Restricted Stock Unit Grant and Agreement for Non-Employee Directors (Grocery Outlet Holding Corp. 2019 Stock Incentive Plan) (effective February 2021)	10-K	001-38950	3/2/2021	10.34

10.27†	Transition, Separation Agreement, and General Release of all Claims, dated as of December 13, 2021, by and between Grocery Outlet Inc. and Heather L. Mayo	8-K	001-38950	12/15/2021	10.1
10.28†	Form of Performance Stock Unit Grant and Agreement (Grocery Outlet Holding Corp. 2019 Stock Incentive Plan) (effective October 2021)	10-K	001-38950	3/2/2022	10.29
10.29†	Form of Restricted Stock Unit Grant and Agreement (Grocery Outlet Holding Corp. 2019 Stock Incentive Plan) (effective October 2021)	10-K	001-38950	3/2/2022	10.30
10.30†	Non-Employee Director Compensation Policy (as amended November 6, 2020)	10-K	001-38950	3/2/2022	10.31
10.31†	Non-Employee Director Compensation Policy (as amended April 27, 2022)	10-Q	001-38950	8/10/2022	10.1
10.32†	Non-Employee Director Compensation Policy (as amended November 2, 2022 and as effective January 1, 2023)	8-K	001-38950	11/8/2022	10.2
10.33†	Employment Agreement, effective January 1, 2023, by and among Robert Joseph Sheedy, Jr., Grocery Outlet Inc. and Grocery Outlet Holding Corp.	8-K	001-38950	11/8/2022	10.1
10.34†*	Restricted Stock Unit Grant and Agreement (Grocery Outlet Holding Corp. 2019 Stock Incentive Plan) (CEO Form)				
21.1*	Subsidiaries of the Registrant				
23.1*	Consent of Deloitte and Touche LLP				
24.1*	Power of Attorney (incorporated by reference to the signature page to this Annual Report on Form 10-K)				
31.1*	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2*	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
32.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.				
101.SCH	Inline XBRL Taxonomy Extension Schema Document				
101.CAL	Inline XBRL Extension Calculation Linkbase Document				
101.DEF	Inline XBRL Extension Definition Linkbase Document				
101.LAB	Inline XBRL Extension Label Linkbase Document				
101.PRE	Inline XBRL Extension Presentation Linkbase Document				
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document and included as Exhibit 101.				

†   Management contract or compensatory plan or arrangement.

*   Filed herewith.

**   Furnished herewith. The certifications attached as Exhibit 32.1 and 32.2 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Grocery Outlet Holding Corp. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

Schedule I—Condensed Financial Information of Registrant (Parent Company Only)

GROCERY OUTLET HOLDING CORP.

INDEX TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY ONLY)

Schedule I—Condensed Financial Information of Registrant


GROCERY OUTLET HOLDING CORP.
CONDENSED BALANCE SHEETS
(PARENT COMPANY ONLY)
(in thousands, except share and per share amounts)


	December 31, 2022	January 1, 2022
Assets		
Investment in wholly owned subsidiary	$ 1,112,226	$ 1,011,033
Total assets	$ 1,112,226	$ 1,011,033
Liabilities and Stockholders' Equity		
Intercompany payable	$ 2,012	$ 1,761
Total liabilities	2,012	1,761
Stockholders' equity:		
Capital stock:		
Common stock, par value $0.001 per share, 500,000,000 shares authorized; 97,674,356 and 96,144,433 shares issued and outstanding, respectively	98	96
Series A Preferred stock, par value $0.001 per share, 50,000,000 shares authorized; no shares issued and outstanding	—	—
Additional paid-in capital	847,589	811,701
Retained earnings	262,527	197,475
Total stockholders' equity	1,110,214	1,009,272
Total liabilities and stockholders' equity	$ 1,112,226	$ 1,011,033


See Notes to Condensed Financial Statements (Parent Company Only)


GROCERY OUTLET HOLDING CORP.
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(PARENT COMPANY ONLY)
(in thousands)

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Operating expenses	$ 251	$ 251	$ 265
Operating loss	(251)	(251)	(265)
Loss before equity in net income of subsidiary	(251)	(251)	(265)
Equity in net income of subsidiary, net of tax	65,303	62,561	106,978
Net income and comprehensive income	$ 65,052	$ 62,310	$ 106,713

See Notes to Condensed Financial Statements (Parent Company Only)

Schedule I—Condensed Financial Information of Registrant


GROCERY OUTLET HOLDING CORP.
CONDENSED STATEMENTS OF CASH FLOWS
(PARENT COMPANY ONLY)
(in thousands)


	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Cash flows from operating activities:			
Net income	$ 65,052	$ 62,310	$ 106,713
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in net income of subsidiary	(65,303)	(62,561)	(106,978)
Changes in operating assets and liabilities:			
Net cash used in operating activities	(251)	(251)	(265)
Cash flows from investing activities:			
Investment in subsidiary	(3,439)	(7,226)	(32,121)
Net cash used in investing activities	(3,439)	(7,226)	(32,121)
Cash flows from financing activities:			
Intercompany payables	251	251	265
Proceeds from exercise of share-based compensation awards	6,890	7,226	32,604
Payments related to net settlement of share-based compensation awards	—	—	(483)
Repurchase of common stock	(3,451)	—	—
Net cash provided by financing activities	3,690	7,477	32,386
Net increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of period	—	—	—
Cash and cash equivalents at end of period	$ —	$ —	$ —


See Notes to Condensed Financial Statements (Parent Company Only)


GROCERY OUTLET HOLDING CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY)

NOTE 1—Description of Grocery Outlet Holding Corp.

Grocery Outlet Holding Corp. (the "Parent Company") owns 100% of Globe Intermediate Corp. ("Intermediate"), which owns 100% of GOBP Holdings, Inc. ("GOBP Holdings"), which owns 100% of GOBP Midco, Inc. ("Midco"), which owns 100% of Grocery Outlet Inc. ("GOI"). GOI is a high-growth, extreme value retailer of quality, name-brand consumables and fresh products sold through a network of independently operated stores.

The Parent Company was incorporated in Delaware on September 11, 2014 and became the ultimate parent of GOI on October 7, 2014. The Parent Company has no operations or significant assets or liabilities other than its investment in Intermediate. Accordingly, the Parent Company is dependent upon distributions from Intermediate to fund its limited, non-significant operating expenses. As of December 31, 2022, GOBP Holdings' and GOI's ability to pay dividends or lend to Intermediate or the Parent Company were limited under the terms of various debt agreements.

Intermediate and GOBP Holdings were parties to credit facilities that contained covenants limiting the Parent Company's ability and the ability of its restricted subsidiaries to, among other things: pay dividends or distributions, repurchase equity, prepay junior debt and make certain investments; incur additional debt or issue certain disqualified stock and preferred stock; incur liens on assets; merge or consolidate with another company or sell all or substantially all assets; enter into transactions with affiliates; and enter into agreements that would restrict its subsidiaries to pay dividends or make other payments to the Parent Company. Due to the aforementioned qualitative restrictions, substantially all of the assets of the Parent Company's subsidiaries were restricted. These covenants were subject to important exceptions and qualifications as described in such credit facilities.

NOTE 2—Basis of Presentation

The accompanying condensed financial statements (parent company only) include the accounts of the Parent Company and its investment in Intermediate, accounted for in accordance with the equity method, and do not present the financial statements of the Parent Company and its subsidiary on a consolidated basis. These parent company only financial statements should be read in conjunction with the Parent Company's consolidated financial statements and notes thereto, included elsewhere in this Annual Report on Form 10-K.

NOTE 3—Secondary Offerings

On February 3, 2020, certain selling stockholders completed a secondary public offering of shares of our common stock. We did not receive any of the proceeds from the sale of these shares by the selling stockholders. We incurred offering costs of $1.1 million, which were recognized in SG&A expenses during fiscal 2020. We received $1.4 million in cash (excluding withholding taxes) in connection with the exercise of 191,470 options by certain stockholders participating in this secondary public offering.

On April 27, 2020, certain of our selling stockholders completed another secondary public offering of shares of our common stock. We did not receive any of the proceeds from the sale of these shares by the selling stockholders. We incurred related offering costs of $1.0 million which we recognized in SG&A expenses during fiscal 2020. We received $1.6 million in cash (excluding withholding taxes) in connection with the exercise of 269,000 options by certain stockholders participating in this secondary public offering.

On May 28, 2020, the stockholder affiliated with our former private equity sponsor, Hellman and Friedman LLC, distributed the remainder of its holdings representing 9.6 million shares of our common stock to its equity holders. We did not receive any proceeds or incur any material costs related to this distribution.

NOTE 4—Subsequent Event

On February 21, 2023, the Parent Company entered into a credit agreement with Bank of America, N.A., as administrative agent and collateral agent, and the other parties party thereto (the "Credit Agreement"). The Credit Agreement provides for senior secured credit facilities consisting of (i) a senior secured term loan facility (the "term loan facility") in an aggregate principal amount of $300.0 million and (ii) a senior secured revolving credit facility (the "revolving credit facility" and, together with the term loan facility, the "credit facilities") in an aggregate principal amount of $400.0 million. The term loan facility was borrowed in full at closing, and $25.0 million of the revolving credit facility was borrowed at closing.

On February 21, 2023, Parent Company repaid all of the outstanding indebtedness under a first lien credit agreement, dated as of October 22, 2018, with GOBP Holdings as borrower (the "Prior First Lien Credit Agreement"), of $387.2 million as well as fees and expenses in connection therewith. All obligations of the Parent Company's subsidiaries under the Prior First Lien Credit Agreement were discharged as of such date.

The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as the swingline loans. The credit facilities permit the Parent Company to add one or more incremental term loan facilities, increase any existing term loan facility, increase revolving commitments, and/or add incremental replacement revolving credit facility tranches. The aggregate principal amount of such incremental facilities are limited to (a) an amount not in excess of the sum of the greater of $200.0 million and 100% of Consolidated EBITDA (as defined in the Credit Agreement), subject to certain limitations, plus (b) voluntary prepayments of the term loan facility, voluntary permanent reductions of the commitments for the revolving credit facility and voluntary prepayments of indebtedness secured by liens on the collateral securing the credit facilities, subject to certain exceptions, plus (c) an amount such that (assuming that the full amount of any such incremental revolving increase and/or incremental replacement revolving credit facility was drawn, and after giving effect to any appropriate pro forma adjustment events) the Parent Company would be in compliance, on a pro forma basis (but excluding the cash proceeds of such incurrence), with a total net leverage ratio of 3.00 to 1.00. The lenders under the credit facilities are not under any obligation to provide any such incremental commitments or loans under incremental facilities and any such incremental commitments or loans under incremental facilities are subject to certain customary conditions.

Borrowings under the Credit Agreement in dollars bear interest at a rate equal to, at our option, either (a) the base rate, which is defined as a fluctuating rate per annum equal to the greatest of (i) the federal funds rate then in effect, plus 0.50%, (ii) the prime rate then in effect and (iii) a specified Term SOFR (as defined in the Credit Agreement) rate plus 1.00%, subject to the interest rate floors set forth therein, plus an applicable margin ranging from 0.75% to 1.75% based on the Parent Company's total net leverage ratio; and (b) an adjusted Term SOFR rate determined on the basis of a one, three or six month interest period, plus 0.10%, subject to the interest rate floors set forth therein, plus an applicable margin ranging from 1.75% to 2.75% based on the Parent Company's total net leverage ratio. As of the closing date, interest on the initial borrowings under the new credit facility were based on one-month Term SOFR with an applicable margin of 2.25%.

The term credit facilities mature on February 21, 2028.

The Parent Company's obligations under the Credit Agreement are unconditionally guaranteed by all of the Parent Company's wholly owned restricted subsidiaries, subject to certain exceptions. All obligations under the Credit Agreement, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by substantially all of the Parent Company's assets and those of each subsidiary guarantor.

The Credit Agreement requires the Parent Company to make scheduled amortization payments of the outstanding term loans. The Parent Company may voluntarily prepay the senior secured credit facilities, in whole or in part, at any time without premium or penalty, subject to reimbursement of the lenders' breakage and redeployment costs in applicable cases.

The Credit Agreement contains certain customary representations and warranties, subject to limitations and exceptions, and affirmative and customary covenants. The Credit Agreement contains certain covenants that, among other things, limit the Parent Company's ability and the ability of the Parent Company's restricted subsidiaries to: pay dividends or distributions, repurchase equity, prepay junior debt and make certain investments; incur additional debt or issue certain disqualified stock and preferred stock; incur liens on assets; merge or consolidate with another company or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets; enter into transactions with affiliates; and allow to exist certain restrictions on the ability of subsidiaries to pay dividends or make other payments to the Parent Company. The Credit Agreement also contains financial performance covenants requiring the Parent Company to satisfy a maximum total net leverage ratio test and a minimum interest coverage ratio test as of the last day of each fiscal quarter ending on or after April 1, 2023, as specified therein.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grocery Outlet Holding Corp.

Date: March 1, 2023

By: /s/ Robert Joseph Sheedy, Jr.

Robert Joseph Sheedy, Jr.
President and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitute and appoint Robert Joseph Sheedy, Jr., Charles C. Bracher and Luke D. Thompson, or any of them, his or her attorneys-in-fact, for such person in any and all capacities, to sign any amendments to this report and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that either of said attorneys-in-fact, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert Joseph Sheedy, Jr. **Robert Joseph Sheedy, Jr.**	President and Chief Executive Officer; Director (Principal Executive Officer)	March 1, 2023
/s/ Charles C. Bracher **Charles C. Bracher**	Chief Financial Officer (Principal Financial Officer)	March 1, 2023
/s/ Lindsay E. Gray **Lindsay E. Gray**	Senior Vice President, Accounting (Principal Accounting Officer)	March 1, 2023
/s/ Eric J. Lindberg, Jr. **Eric J. Lindberg, Jr.**	Director, Chairman of the Board	March 1, 2023
/s/ Erik D. Ragatz **Erik D. Ragatz**	Lead Independent Director	March 1, 2023
/s/ Kenneth W. Alterman **Kenneth W. Alterman**	Director	March 1, 2023
/s/ John E. Bachman **John E. Bachman**	Director	March 1, 2023
/s/ Mary Kay Haben **Mary Kay Haben**	Director	March 1, 2023
/s/ Thomas F. Herman **Thomas F. Herman**	Director	March 1, 2023
/s/ Carey F. Jaros **Carey F. Jaros**	Director	March 1, 2023
/s/ Norman S. Matthews **Norman S. Matthews**	Director	March 1, 2023
/s/ Gail Moody-Byrd **Gail Moody-Byrd**	Director	March 1, 2023
/s/ Jeffrey R. York **Jeffrey R. York**	Director	March 1, 2023